UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

QUARTERLY INFORMATION

JUNE 30, 2016

São Paulo Corporate Towers Av. Presidente Juscelino Kubitschek, 1.909 Vila Nova Conceição 04543-011 - São Paulo - SP - Brasil Tel: +55 11 2573-3000 ey.com.br

A free translation from Portuguese into English of Independent Auditor’s Report on interim financial information prepared in Brazilian currency in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB)

Independent auditor’s report on interim financial information

To Shareholders, Board of Directors and Officers

Telefônica Brasil S.A.

São Paulo - SP

We have reviewed the individual and consolidated interim financial information of Telefônica Brasil S.A., (“Company”), contained in the Quarterly Information Form (Informações Trimestrais - ITR) for the quarter ended on June 30, 2016, which comprise the balance sheet as of June 30, 2016 and the related statements of income and of comprehensive income for the three-month and six-month period ended on June 30, 2016, and changes in equity and of cash flows for the six-month period then ended, including other explanatory information.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with Accounting Standard CPC 21 (R1) Interim Financial Reporting (Demonstração Intermediária) issued by Comitê de Pronunciamentos Contábeis - CPC and with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of this information in conformity with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of Quarterly Information Form (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the individual and consolidated interim financial information included in the Quarterly Information Form (ITR) referred to above were not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34 applicable to the preparation of the Quarterly Information Form (ITR), and presented consistently with the rules issued by the Brazilian Securities and Exchange Commission (CVM).

São Paulo Corporate Towers Av. Presidente Juscelino Kubitschek, 1.909 Vila Nova Conceição 04543-011 - São Paulo - SP - Brasil Tel: +55 11 2573-3000 ey.com.br

Other matters

Statements of value added

We have also reviewed the individual and consolidated interim Value Added Statement for the six-month period ended on June 30, 2016, prepared under management’s responsibility, whose presentation in the interim financial information is required by the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to preparation of the Quarterly Information Form (ITR), and as supplementary information under IFRS, which do not require Value Added Statement presentation. This statement has been subject to the same review procedures previously described and, based on our review, nothing has come to our attention that causes us to believe that it is not fairly presented, in all material respects, in relation to the overall accompanying interim financial information.

São Paulo, July 25, 2016.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP015199/O-6

Luiz Carlos Passetti

Contador CRC-1SP144343/O-3

TELEFÔNICA BRASIL S.A.
Balance Sheets
At June 30, 2016 and December 31, 2015
(In thousands of reais)

		Company		Consolidated				Company		Consolidated
ASSETS	Note	06.30.16	12.31.15	06.30.16	12.31.15	LIABILITIES AND SHAREHOLDERS’ EQUITY	Note	06.30.16	12.31.15	06.30.16	12.31.15

Current assets		17,576,182	15,185,519	18,541,442	17,909,303	Current liabilities		18,706,671	15,948,843	18,952,498	17,981,713
Cash and cash equivalents	4	5,063,123	4,206,595	5,675,712	5,336,845	Personnel, social charges and benefits	14	765,811	520,023	781,899	698,846
Trade accounts receivable, net	5	8,201,726	7,000,379	8,586,366	8,285,319	Trade accounts payable	15	7,405,874	7,496,947	7,564,743	8,373,235
Inventories, net	6	438,128	558,264	478,512	603,631	Taxes, charges and contributions	16	1,505,615	1,175,293	1,581,106	1,716,002
Taxes recoverable	7.1	2,128,408	2,164,544	2,172,151	2,521,292	Dividends and interest on equity	17	4,214,731	2,209,362	4,214,731	2,209,362
Judicial deposits and garnishments	8	263,895	235,343	263,928	235,343	Provisions and contingencies	18	1,008,714	894,069	1,008,714	914,377
Prepaid expenses	9	838,045	317,325	853,030	356,446	Deferred revenues	19	454,075	562,601	457,127	564,557
Dividends and interest on equity	17	18,156	18,645	-	489	Loans, financing, financial lease and contingent consideration	20	1,521,326	1,811,037	1,521,326	2,222,067
Derivative transactions	33	78,750	81,306	78,750	81,306	Debentures	20	122,343	120,924	122,343	120,924
Other assets	10	545,951	603,118	432,993	488,632	Derivative transactions	33	184,992	151,686	184,992	151,686
						Other liabilities	21	1,523,190	1,006,901	1,515,517	1,010,657
Non-current assets		83,683,674	82,387,176	83,006,119	83,775,761
Short-term investments pledged as collateral		97,626	90,863	97,636	109,864	Non-current liabilities		14,233,419	13,056,610	14,275,297	15,136,109
Trade accounts receivable, net	5	164,173	217,621	267,490	330,451	Personnel, social charges and benefits	14	27,562	19,808	27,647	19,808
Taxes recoverable	7.1	551,605	337,477	552,807	409,653	Trade accounts payable	15	67,742	-	67,742	67,742
Deferred taxes	7.2	457,372	-	609,588	711,590	Taxes, charges and contributions	16	58,695	57,416	86,033	87,018
Judicial deposits and garnishments	8	5,714,185	4,880,489	5,785,751	5,518,120	Deferred taxes	7.2	-	155,951	-	-
Prepaid expenses	9	27,909	28,632	29,697	30,609	Provisions and contingencies	18	6,242,582	5,077,839	6,270,378	5,890,319
Derivative transactions	33	179,374	417,558	179,374	417,558	Deferred revenues	19	438,553	358,963	438,589	359,237
Other assets	10	55,137	55,228	55,935	62,799	Loans, financing, financial lease and contingent consideration	20	3,553,454	3,141,987	3,553,454	4,454,509
Investments	11	1,374,295	24,342,692	87,680	101,161	Debentures	20	3,430,209	3,423,790	3,430,209	3,423,790
Property, plant and equipment, net	12	30,248,885	22,019,076	30,313,493	30,476,765	Derivative transactions	33	61,417	82,421	61,417	82,421
Intangible assets, net	13	44,813,113	29,997,540	45,026,668	45,607,191	Liabilities for post-retirement benefits plans	32	80,465	76,616	80,465	85,343
						Other liabilities	21	272,740	661,819	259,363	665,922

						Equity		68,319,766	68,567,242	68,319,766	68,567,242
						Capital	22	63,571,416	63,571,416	63,571,416	63,571,416
						Capital reserves	22	1,347,952	1,347,952	1,347,952	1,347,952
						Income Reserves	22	2,415,453	2,410,571	2,415,453	2,410,571
						Premium on acquisition of equity interest	22	(75,388)	(75,388)	(75,388)	(75,388)
						Other comprehensive income	22	(571)	25,468	(571)	25,468
						Additional dividend proposed	22	-	1,287,223	-	1,287,223
						Retained earnings	22	1,060,904	-	1,060,904	-

TOTAL ASSETS		101,259,856	97,572,695	101,547,561	101,685,064	TOTAL LIABILITIES AND EQUITY		101,259,856	97,572,695	101,547,561	101,685,064

TELEFÔNICA BRASIL S. A.
Income Statements
For the three- and six-month periods ended June 30, 2016 and 2015
(In thousands of reais)

		Company				Consolidated
		Three-month periods ended		Six-month periods ended		Three-month periods ended		Six-month periods ended
	Note	06.30.16	06.30.15	06.30.16	06.30.15	06.30.16	06.30.15	06.30.16	06.30.15

Operating revenue, net	23	9,912,641	8,414,876	18,270,754	16,836,157	10,510,049	9,962,125	20,941,445	18,945,203

Cost of sales and services	24	(5,007,150)	(4,303,895)	(9,164,401)	(8,592,857)	(5,300,261)	(5,068,448)	(10,656,903)	(9,605,288)

Gross profit		4,905,491	4,110,981	9,106,353	8,243,300	5,209,788	4,893,677	10,284,542	9,339,915

Operating income (expenses)		(3,931,561)	(3,269,175)	(6,656,268)	(6,517,559)	(3,962,778)	(3,639,509)	(7,162,299)	(6,922,113)
Selling expenses	24	(3,092,816)	(2,686,978)	(5,675,176)	(5,369,141)	(3,105,136)	(2,973,591)	(6,090,665)	(5,682,237)
General and administrative expenses	24	(680,228)	(456,692)	(1,218,879)	(877,733)	(699,367)	(531,434)	(1,314,454)	(961,254)
Other operating income	25	89,265	130,938	721,937	243,712	90,473	146,631	754,770	260,457
Other operating expenses	25	(247,782)	(256,443)	(484,150)	(514,397)	(248,748)	(281,115)	(511,950)	(539,079)

Operating income		973,930	841,806	2,450,085	1,725,741	1,247,010	1,254,168	3,122,243	2,417,802

Financial income	26	699,109	1,568,219	1,446,710	2,181,793	722,433	1,633,509	1,520,633	2,280,064
Financial expenses	26	(1,027,368)	(1,512,814)	(2,071,416)	(2,374,344)	(1,028,492)	(1,805,036)	(2,143,485)	(2,669,443)
Equity pickup	11	194,369	123,002	450,380	327,452	476	440	724	672

Income before taxes		840,040	1,020,213	2,275,759	1,860,642	941,427	1,083,081	2,500,115	2,029,095

Income and social contribution taxes	27	(140,544)	(150,397)	(358,033)	(411,107)	(241,931)	(213,265)	(582,389)	(579,560)

Net income for the period		699,496	869,816	1,917,726	1,449,535	699,496	869,816	1,917,726	1,449,535

Basic and diluted earnings per share (in R$)
Common shares	28	0.39	0.56	1.07	1.05
Preferred shares	28	0.43	0.62	1.17	1.16

TELEFÔNICA BRASIL S.A.
Statements of Changes in Shareholders’ Equity
Six-month periods ended June 30, 2016 and 2015
(In thousands of reais)
			Capital reserves		Income Reserves
	Capital	Premium on acquisition of interest	Other capital reserves	Treasury Shares	Legal reserve	Tax incentives	Reserve for expansion and modernization	Retained earnings	Additional dividend proposed	Other comprehensive income	Total Equity

Balances as of December 31, 2014	37,798,110	(70,448)	2,799,004	(112,107)	1,532,630	1,849	-	-	2,768,592	232,465	44,950,095
Additional dividends proposed for year 2014	-	-	-	-	-	-	-	-	(2,768,592)	-	(2,768,592)
Expired equity instruments	-	-	-	-	-	-	-	58,623	-	-	58,623
DIPJ (Corporate Income Tax Return) Adjustment - Tax incentives	-	-	-	-	-	1,220	-	(1,220)	-	-	-
Cancellation of treasury shares, according to EGM of March 12, 2015	-	-	(112,107)	112,107	-	-	-	-	-	-	-
Capital increase - EGM of April 28, 2015	15,812,000	-	-	-	-	-	-	-	-	-	15,812,000
Direct costs on capital increases (net of taxes), according to EGM of April 28, 2015	-	-	(62,812)	-	-	-	-	-	-	-	(62,812)
Capital increase - EGM of April 30, 2015	295,285	-	-	-	-	-	-	-	-	-	295,285
Direct costs on capital increases (net of taxes), according to EGM of April 30, 2015	-	-	(3,776)	-	-	-	-	-	-	-	(3,776)
Capital increase - merger of shares in GVTPart – EGM of May 28, 2015	9,666,021	-	(1,188,707)	-	-	-	-	-	-	-	8,477,314
Dissenters' right - Acquisition of GVTPart.	-	-	-	(86,023)	-	-	-	-	-	-	(86,023)
Other comprehensive income	-	-	-	-	-	-	-	-	-	(218,422)	(218,422)
Net income for the period	-	-	-	-	-	-	-	1,449,535	-	-	1,449,535
Interim interest on equity	-	-	-	-	-	-	-	(515,000)	-	-	(515,000)
Interim dividends	-	-	-	-	-	-	-	(270,000)	-	-	(270,000)

Balances as of June 30, 2015	63,571,416	(70,448)	1,431,602	(86,023)	1,532,630	3,069	-	721,938	-	14,043	67,118,227

Expired equity instruments	-	-	-	-	-	-	-	435,378	-	-	435,378
DIPJ (Corporate Income Tax Return) Adjustment - Tax incentives	-	-	-	-	-	3,859	-	(3,859)	-	-	-
Direct costs on capital increases (net of taxes), according to EGM of April 28, 2015	-	-	4,155	-	-	-	-	-	-	-	4,155
Dissenters' right - Acquisition of GVTPart.	-	-	-	(1,782)	-	-	-	-	-	-	(1,782)
Premium on acquisition of equity interest by TData	-	(4,940)	-	-	-	-	-	-	-	-	(4,940)
Other comprehensive income	-	-	-	-	-	-	-	264,990	-	11,425	276,415
Net income for the period	-	-	-	-	-	-	-	1,970,714	-	-	1,970,714
Income allocation:
Legal reserve	-	-	-	-	171,013	-	-	(171,013)	-	-	-
Interim interest on equity	-	-	-	-	-	-	-	(1,230,925)	-	-	(1,230,925)
Expansion and modernization reserve	-	-	-	-	-	-	700,000	(700,000)	-	-	-
Additional dividend proposed	-	-	-	-	-	-	-	(1,287,223)	1,287,223	-	-
Balances as of December 31, 2015	63,571,416	(75,388)	1,435,757	(87,805)	1,703,643	6,928	700,000	-	1,287,223	25,468	68,567,242

Additional dividends proposed for year 2015	-	-	-	-	-	-	-	-	(1,287,223)	-	(1,287,223)
Expired equity instruments	-	-	-	-	-	-	-	66,060	-	-	66,060
DIPJ (Corporate Income Tax Return) Adjustment - Tax incentives	-	-	-	-	-	4,882	-	(4,882)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	-	-	(26,039)	(26,039)
Net income for the period	-	-	-	-	-	-	-	1,917,726	-	-	1,917,726
Interim interest on equity	-	-	-	-	-	-	-	(918,000)	-	-	(918,000)
Balances as of June 30, 2016	63,571,416	(75,388)	1,435,757	(87,805)	1,703,643	11,810	700,000	1,060,904	-	(571)	68,319,766

TELEFÔNICA BRASIL S. A.
Statements of Comprehensive Income
For the three- and six-month periods ended June 30, 2016 and 2015
(In thousands of reais)

	Company				Consolidated
	Three-month periods ended		Six-month periods ended		Three-month periods ended		Six-month periods ended
	06.30.16	06.30.15	06.30.16	06.30.15	06.30.16	06.30.15	06.30.16	06.30.15

Net income for the year	699,496	869,816	1,917,726	1,449,535	699,496	869,816	1,917,726	1,449,535

Unrealized gains (losses) on investments available for sale	66	206	(172)	(783)	66	206	(172)	(783)
Taxes on unrealized gains (losses) on investments available for sale	(23)	(70)	58	266	(23)	(70)	58	266
	43	136	(114)	(517)	43	136	(114)	(517)

Gains (losses) on derivative transactions	6,141	3,206	(17,277)	(1,050)	6,141	3,321	(17,277)	(935)
Taxes on gains (losses) on derivative transactions	(2,088)	(1,090)	5,874	357	(2,088)	(1,090)	5,874	357
	4,053	2,116	(11,403)	(693)	4,053	2,231	(11,403)	(578)

Cumulative translation adjustments (CTA) on foreign currency transactions	(10,311)	423	(14,522)	5,210	(10,311)	423	(14,522)	5,210

Other net comprehensive income to be reclassified into income in subsequent periods	(6,215)	2,675	(26,039)	4,000	(6,215)	2,790	(26,039)	4,115

Gains (losses) on derivative transactions	-	(945,914)	-	(336,125)	-	(945,914)	-	(336,125)
Taxes on gains (losses) on derivative transactions	-	321,611	-	114,283	-	321,611	-	114,283
	-	(624,303)	-	(221,842)	-	(624,303)	-	(221,842)

Losses on other comprehensive income (loss)	-	-		-	-	(695)	-	(695)

Interest in comprehensive income of subsidiaries	-	(580)	-	(580)	-	-	-	-

Other net comprehensive income to be not reclassified into income in subsequent periods	-	(624,883)	-	(222,422)	-	(624,998)	-	(222,537)

Comprehensive income for the period, net of taxes	693,281	247,608	1,891,687	1,231,113	693,281	247,608	1,891,687	1,231,113

Basic and diluted earnings per share (in R$)
Common shares	0.39	0.39	1.05	0.39
Preferred shares	0.42	0.39	1.16	0.39

TELEFÔNICA BRASIL S.A.
Statements of Cash Flows
Six-month periods ended June 30, 2016 and 2015
(In thousands of Reais)

	Company		Consolidated
	06.30.16	06.30.15	06.30.16	06.30.15
Total cash generated from operating activities	4,070,188	2,721,001	5,040,548	3,323,699

Expenses (incomes) not representing changes in cash	6,859,295	6,117,360	8,151,367	7,297,753
Income before taxes	2,275,759	1,860,642	2,500,115	2,029,095
Depreciation and amortization	3,389,592	2,810,898	3,866,606	3,099,990
Foreign exchange gain (losses) on loans	13,739	(141,854)	13,739	81,307
Currency variations gain (losses)	239,156	163,103	229,000	171,137
Equity pick-up	(450,380)	(327,452)	(724)	(672)
Losses (gains) on write-off/disposal of property	(452,157)	21,415	(457,619)	27,987
Estimated impairment losses on accounts receivable	577,628	543,545	661,433	609,212
Provision for (reversal from) suppliers	318,334	321,637	332,457	370,073
Write-off and reversal of estimated losses from impairment and obsolescence of inventories	(19,774)	(15,061)	(20,020)	(16,034)
Pension plans and other post-retirement benefits	(4,788)	21,594	(5,544)	21,586
Provisions for tax, labor, civil and regulatory contingencies	496,186	413,793	528,127	427,796
Interest expenses	507,652	415,468	548,145	446,644
Other	(31,652)	29,632	(44,348)	29,632

Increase or decrease in operating assets and liabilities	(2,789,107)	(3,396,359)	(3,110,819)	(3,974,054)
Trade Accounts receivable	(608,191)	(664,268)	(899,519)	(757,292)
Inventories	139,910	(156,409)	145,139	(179,920)
Taxes recoverable	2,918	(100,492)	(53,673)	(104,794)
Prepaid expenses	(381,424)	(446,092)	(397,099)	(441,228)
Other current assets	31,723	6,998	18,875	(47,732)
Other non-current assets	30,565	(131,989)	7,530	(131,961)
Personnel, social charges and benefits	67,253	(141,562)	90,892	(133,789)
Trade accounts payable	(655,123)	(277,052)	(486,108)	(398,411)
Taxes, charges and contributions	(118,816)	(186,651)	30,031	(187,484)
Interest paid	(446,340)	(402,210)	(486,407)	(441,248)
Income and social contribution taxes paid	(157,831)	-	(370,109)	(186,372)
Other current liabilities	(302,811)	(655,362)	(303,100)	(711,380)
Other non-current liabilities	(390,940)	(241,270)	(407,271)	(252,443)

Total cash used in investment activities	(1,684,428)	(13,433,265)	(3,003,212)	(11,329,302)
Acquisition of property, plant and equipment, and intangible assets	(3,097,358)	(3,083,486)	(3,649,959)	(3,446,278)
Cash from disposal of property, plant and equipment	765,208	6,224	765,480	6,438
Acquisition of company, net of cash and cash equivalents acquired of R$399,241	-	(8,903,954)	-	(8,504,713)
Capital increase in subsidiary	-	(2,766,694)	-	-
Redemption of (investment in) judicial deposits	(100,252)	(66,953)	(118,733)	(67,444)
Dividends and interest on equity received	389,395	698,903	-	-
Net receipt of derivative contracts on acquisition of company	-	682,695	-	682,695
Cash and cash equivalents for incorporation	358,579	-	-	-

Total cash generated by (used in) financing activities	(1,529,232)	13,268,187	(1,698,469)	10,407,581
Repayment of loans, financing and debentures	(1,461,168)	(1,266,125)	(1,630,405)	(4,120,130)
Raising of loans and debentures	-	12,580	-	12,580
Net receipt (payment) of derivative contracts	(66,983)	337,002	(66,983)	330,401
Payments referring to grouping of shares	(164)	(103)	(164)	(103)
Payment of dividends and interest on equity	(917)	(1,841,617)	(917)	(1,841,617)
Capital increase	-	16,107,285	-	16,107,285
Direct costs of capital increase	-	(80,835)	-	(80,835)

Increase (decrease) in cash and cash equivalents	856,528	2,555,923	338,867	2,401,978

Cash and cash equivalents at the beginning of the period	4,206,595	3,835,304	5,336,845	4,692,689
Cash and cash equivalents at the end of the period	5,063,123	6,391,227	5,675,712	7,094,667

Change in cash and cash equivalents in the period	856,528	2,555,923	338,867	2,401,978

TELEFÔNICA BRASIL S.A.
Statements of Value Added
Six-month periods ended June 30, 2016 and 2015
(In thousands of Reais)

	Company		Consolidated
	06.30.16	06.30.15	06.30.16	06.30.15

Revenues	25,196,800	22,895,400	28,548,619	25,570,351
Sales of goods and services	25,291,571	23,113,873	28,601,572	25,717,327
Other incomes	482,857	325,072	608,480	462,236
Estimated impairment losses from trade accounts receivable	(577,628)	(543,545)	(661,433)	(609,212)

Inputs purchased from third parties	(8,785,611)	(8,942,918)	(10,006,992)	(9,941,188)
Cost of goods and products sold and services rendered	(4,926,792)	(4,782,952)	(5,925,740)	(5,585,999)
Materials, electric energy, third-party services and other expenses	(4,331,613)	(4,142,841)	(4,559,399)	(4,337,047)
Asset Loss/Recovery	472,794	(17,125)	478,147	(18,142)

Gross value added	16,411,189	13,952,482	18,541,627	15,629,163

Withholdings	(3,389,592)	(2,810,898)	(3,866,606)	(3,099,990)
Depreciation and amortization	(3,389,592)	(2,810,898)	(3,866,606)	(3,099,990)

Net value added produced	13,021,597	11,141,584	14,675,021	12,529,173

Value added received in transfer	1,897,090	2,509,245	1,521,357	2,280,736
Equity pick-up	450,380	327,452	724	672
Financial income	1,446,710	2,181,793	1,520,633	2,280,064

Total value added for distribution	14,918,687	13,650,829	16,196,378	14,809,909

Value Added Distribution	(14,918,687)	(13,650,829)	(16,196,378)	(14,809,909)

Personnel, social charges and benefits	(1,834,805)	(1,381,041)	(2,144,764)	(1,584,065)
Direct compensation	(1,293,080)	(988,852)	(1,510,710)	(1,139,503)
Benefits	(454,460)	(327,772)	(532,573)	(371,755)
FGTS (unemployment compensation fund)	(87,265)	(64,417)	(101,481)	(72,807)
Taxes, charges and contributions	(7,942,995)	(7,480,692)	(8,722,082)	(8,075,850)
Federal	(2,300,095)	(2,467,159)	(2,682,492)	(2,784,088)
State	(5,603,086)	(4,981,565)	(5,966,447)	(5,201,917)
Municipal	(39,814)	(31,968)	(73,143)	(89,845)
Return on third-party capital	(3,223,161)	(3,339,561)	(3,411,806)	(3,700,459)
Interest	(2,044,709)	(2,339,969)	(2,112,815)	(2,635,259)
Rental	(1,178,452)	(999,592)	(1,298,991)	(1,065,200)
Return on equity	(1,917,726)	(1,449,535)	(1,917,726)	(1,449,535)
Retained earnings	(1,917,726)	(1,449,535)	(1,917,726)	(1,449,535)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

1)   THE COMPANY AND ITS OPERATIONS

a) Background Information

Telefônica Brasil S.A. (“Company” or “Telefônica Brasil”), is a publicly-traded corporation operating in telecommunication services and in the performance of activities that are necessary or useful in the rendering of such services, in conformity with the concessions and authorizations it has been granted. The Company, headquartered at Avenida Engenheiro Luiz Carlos Berrini, No. 1376, in the city and State of São Paulo, Brazil, is a member of the Telefónica Group ( “Group”), the telecommunications industry leader in Spain, also present in several  Europe and Latin America countries.

At June 30, 2016 and December 31, 2015, Telefónica S.A. (“Telefónica”), the Group holding company based in Spain, held a total direct and indirect interest in the Company of 73.58%, including treasury shares (Note 22).

The Company is listed in the Brazilian Securities and Exchange Commission (“CVM”) as a Publicly-Held company under Category A (issuers authorized to trade any marketable securities), and has shares traded on the São Paulo Stock Exchange (“BM&FBovespa”). The Company is also listed in the US Securities and Exchange Commission (“SEC”), of the United States of America, and its American Depositary Shares (“ADSs”) are classified in level II, backed only by preferred shares, and traded in the New York Stock Exchange (“NYSE”).

b) Operations

The Company is primarily engaged in rendering land-line telephone and data services in the State of São Paulo, under Fixed Switched Telephone Service (“STFC”) concession agreement, and Multimedia Communication Service (“SCM”, data communication, including broadband internet) authorization, respectively.

The Company is the grantee on an STFC concession to render land-line services in the local network and national long distance calls originated in sector 31 of Region III, which comprises the state of São Paulo (except for cities within sector 33) and has authorization for land-line calls originated in Regions I and II, as established in the General Concession Plan (“PGO”).

The Company is also authorized to render other telecommunications services, such as SMP (Personal Communication Services) and SEAC (Conditional Access Audiovisual Services), especially by means of DTH and cable technologies.

With the incorporation of GVT Part. (note 1c)), the Company started to operate in the provision of STFC, SCM and pay TV ("SEAC") throughout the Brazilian territory.

In accordance with the service concession agreement, every two years, during the agreement’s 20-year term, the Company shall pay a fee equivalent to 2% of its prior-year STFC revenues, net of applicable taxes and social contribution taxes (Note 21). The Company’s current STFC concession agreement is valid until December 31, 2025.

In accordance with the SMP authorization agreements, every two years, after the first renewal of these agreements, the Company shall pay a fee equivalent to 2% of its prior-year revenues, net of applicable taxes and social contribution taxes, related to the application of Basic and Alternative Services Plans (Note 21). These agreements can be extended only once for a term of 15 years.

Service concessions and authorizations are granted by ANATEL, under the terms of Law No. 9472 of July 16, 1997 - General Telecomunication Law (“Lei Geral das Telecomunicações” - LGT), amended by Laws No. 9986, of July 18, 2000, and No. 12485, of September 12, 2011. Operation of such concessions is subject to supplementary regulations and plans.

Page. 10

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

In the auction for sale of the remaining radiofrequency bands of 1,800 MHz, 1,900 MHz and 2,500 MHz, held by the National Telecommunications Agency (ANATEL) on December 17, 2015, the Company was the out bidder of seven 2,500MHz frequency lots, having offered the amount of R$185,450, as follows: lot E2 DDD11 Greater São Paulo - R$110,250; lot E18 DDD21 Greater Rio - R$55,000; lot E39 DDD48 Florianópolis and region - R$500; lot E43 DDD51 Greater Porto Alegre - R$16,690; lot E46 DDD54 Caxias do Sul and region - R$2,085; lot E51 DDD63 Palmas and region - R$400; and lot E58 DDD67 Dourados and region - R$525. To the preparation of interim financial statements, the contract these radio had not yet been signed between the Company and ANATEL

The information on the operation areas (regions) and due dates of the radiofrequency authorizations for SMP services  is the same of Note 1b) Operations as disclosed in the financial statements for the year ended December 31, 2015.

c) Corporate Restructuring

In the Special Shareholders’ Meeting (“SSM”) held on April 1, 2016, approved the Corporate Restructuring in accordance with the terms and conditions proposed of March 14, 2016, as described below.

GVT Holdings SA ("GVTPart.") Was the parent company of Global Village Telecom S.A. ("GVT"), companies which were controlled by the Company from May 28, 2015 to April 1, 2016 (Note 3). GVT was the direct controlling company of POP Internet Ltda. (“POP”), and indirect controlling company of Innoweb Ltda. (“Innoweb”), Brazil-based.

POP is a provider of free Internet access. Innoweb (subsidiary of POP) provides telephone services using VoIP technology, which allows calls using the Internet at lower costs than those using conventional telephone technology, using dedicated circuits.

The Corporate Restructuring involved the Company and its wholly-owned subsidiary, GVTPart. (holding company whose business purpose is to hold interest in other national or foreign companies, as shareholder), preceded by restructuring involving its subsidiaries; namely GVT (whose business purpose is to render land-line telecommunication services, including pay-TV services in all regions of Brazil) and POP.

The corporate structure, considering only the companies involved in the Corporate Restructuring March 31, 2016 was as follows:

The Corporate Restructuring aims at standardizing the services provided by the companies involved in this process by (i) concentrating the rendering of telecommunication services on one single company, that is, the Company; and (ii) migration of activities that were provided by GVT, specifically those that were not related to telecommunications services for POP.

As such, the simplification of the corporate structure and the concentration of telecommunication services on the Company will lead to a converging environment, facilitating consolidation and confluence of the offering of telecommunication services and service packages; optimizing administrative and operating costs; and standardizing the operations of the companies involved in the Corporate Restructuring.

Page. 11

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

The Corporate Restructuring was approved by ANATEL through Ruling No. 50169, of January 22, 2016, which was published in the Federal Official Gazette (“DOU”) on January 28, 2016 with the conditions provided therein.

The Corporate Restructuring occurred on the same date and as follows: (i) GVT was spun off and involving assets, rights and obligations related to the telecommunications activities, its net assets relating to property, rights and obligations connected to telecommunications activities was absorbed by GVTPart., while other net assets relating to property, rights and obligations connected to activities other than telecommunications was absorbed by POP; and (iii) the net assets of GVTPart. (after the merger of GVT’s net assets, item (i)) was merged into the Company.

After the intended Corporate Restructuring, the corporate structure considering only the companies involved in the Corporate Restructuring it is started to be as follows:

Given that the merger of GVTPart. into the Company does not require capital increase or change in shareholders’ interest in the Company, since GVTPart. was a wholly-owned subsidiary of the Company, the replacement of shares held by the shareholders in GVTPart. with shares in the Company is not applicable. Consequently, there are no minority interests to be considered and, therefore, according to the CVM’s position in similar prior cases, and on the terms of CVM Resolution No. 559/08, the provisions of article 264 of Law No. 6404/76 and its further amendments do not apply either.

Additionally, in relation to the transaction that precedes the merger of GVTPart into the Company, the replacement of shares is not applicable, since GVT is a subsidiary of GVTPart. and of the Company itself, thus there are no minority shareholders.

On the terms of article 137 of Law No. 6404/76 and its further amendments, the Corporate Restructuring does not entitle Company’s shareholders the right of withdrawal. Furthermore, considering that there are no minority shareholders of GVTPart., since it is a wholly-owned subsidiary of the Company, there is no question of right to withdrawal  and exercise of the right to withdraw of non-controlling shareholders of GVTPart., as provided for in article 136, item iv, and article 137 of Law No. 6404/76 and its further amendments.

2)    BASIS OF PREPARATION AND PRESENTATION OF THE QUARTERLY FINANCIAL STATEMENTS

2.1) Statement of Compliance

The individual (Company) and consolidated quarterly financial statements were prepared and are presented in accordance with the accounting practices adopted in Brazil, which comprise CVM deliberations and CPC (Accounting Pronouncements Committee) pronouncements, guidelines and interpretations issued by the International Financial Accounting Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB). All significant information in the financial statements, and solely such information, are disclosed and correspond to that used by management in its administration.

The quarterly financial statements were prepared pursuant to the accounting principles, practices and criteria consistent with those adopted in preparing the financial statements for the year ended December 31, 2015 (Note 3 – “Summary of Significant Accounting Practices”), and must be analyzed jointly with the referred financial statements.

The consolidated IFRS (Consolidated) have been prepared and are presented in accordance with CPC 21 (R1) Interim Statements and IAS 34 - Interim Financial Reporting issued by the IASB and standards established as Resolution nº 739 of the CVM.

Page. 12

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

The accounting standarts adopted in Brazil require the presentation of the Statement of Value Added ("DVA"), individual and consolidated, while IFRS does not require submission. As a result, under IFRS standards, the DVA is being presented as supplementary information, without prejudice to all of these quarterly financial statements.

2.2) Bases of Preparation and Presentation

The quarterly financial statements are presented in thousands of reais (except when otherwise indicated), which is the Company's functional currency have been prepared assuming the normal continuity of the Company and comparing for the six-month periods ended June 30, 2016 and 2015, except for the balance sheet comparing the positions on June 30, 2016 to December 31, 2015.

The Board of Directors authorized the issuance of these quarterly financial statements at the meeting held on July 25, 2016.

For comparability of the consolidated interim financial statements (income statement, statements of comprehensive income, statements of value added and statements of cash flows) for the six months ended June 30, 2016 and 2015, must consider the effects of consolidating GVTPart. from 1 May 2015.

In compliance with CVM Instruction No. 565, of June 15, 2015, the Company reports, in Note 35, a pro-forma consolidated income statements (not audited or reviewed) for the six-month period ended June 30, 2015, and for the year ended December 31, 2015.

Some figures on the notes to the quarterly financial statements were reclassified to allow comparability between the information for the six-month periods ended June 30, 2016 and 2015, where applicable.

The quarterly financial statements were prepared pursuant to the accounting principles, practices and criteria consistent with those adopted in preparing the financial statements for the year ended December 31, 2015, as well as the new pronouncements, interpretations and amendments that had been published, as described below:

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, revision: The amendments to this standard provide a guidance regarding the accounting treatment to be adopted upon the reclassification of an asset (or group of assets) from the “held for sale” category to the “distribution to shareholders” category (or conversely). This standard is applicable as from the year beginning on January 1, 2016. The Company does not have plans for asset sales or distribution to shareholders and, does not expect any significant impacts on its financial position.

IFRS 7 Financial Instruments: Disclosures, revision: The amendments to this standard provide a guidance regarding the disclosure of the accounting policies that form the measurement base (or bases) used in the preparation of the financial statements, and other accounting policies used that are relevant to allow understanding the financial statements. This standard is applicable as from the year beginning on January 1, 2016. The Company already discloses significant accounting practices in its financial statements.

IFRS 11 Accounting for Acquisitions of Interests in Joint Operations, revision: The amendments to this standard require that joint investors, which record the acquisition of equity interest in joint operations that is a business apply the relevant IFRS 3 principles applicable to business combination. The amendments further clarify that the interest previously held in joint operations is not remeasured upon acquisition of additional interest in the same joint operation, while the joint control is held. Additionally, a scope exclusion was added to IFRS 11 in order to specify that the amendments are not applicable when the parties sharing joint control, including the reporting entity, are under the common control of the main controlling party. The amendments are applicable to both, the acquisition of final interest in a joint operation and the acquisition of any additional interest in the same joint operation, and are effective prospectively as from the year beginning on January 1, 2016. The Company did not acquire interest in joint operations fitting into this standard.

Page. 13

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

IFRS 14 Regulatory Deferral Accounts, issue: This standard is optional and allows companies whose activities are subject to regulated fees to continue applying most part of its accounting policies on regulatory deferral accounts balances upon the first-time adoption of IFRS. The companies that adopt IFRS 14 must present regulatory deferral accounts separately in the balance sheet and in the other comprehensive income. This standard requires disclosures on the nature and risks associated with company’s regulated fees, and the effects of such regulation on the financial statements. This standard is applicable as from the year beginning on January 1, 2016. The Company does not expect any significant impact on its financial position, since it has already been preparing its financial statements based on the effective IFRS.

IAS 1 Disclosure Initiative, revision: This standard addresses changes in the overall financial statements of a company. This standard is applicable as from year beginning on  or after January 1, 2016. The model for disclosure of the Company’s financial information is compliant with this standard, and the Company does not expect impacts on its financial disclosures.

IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization, revision: The amendments clarify the depreciation and amortization methods subject to the alignment to the concept of future economic benefits expected from the use of assets over its economic useful life. This standard is applicable as from the year beginning on January 1, 2016. The Company does not expect any significant impact on its financial position.

IAS 19 Employee Benefits, revision: The amendments to this standard require that the Company disclosure information about the rates used to discount obligations with post-employment benefits, determining by reference market earnings at the end of the reference period of the obligations of high-quality institutions. For currencies for which there is no active market in such obligations of high-quality institutions, there shall be use of market earnings (at the end of the period of disclosure) of government securities denominated in that currency. The currency and term of the obligations of the companies or of government obligations must be consistent with the currency and term expected of obligations with post-employment benefits. In Brazil, there is no confirmed high-quality securities market, and that is the reason why the Company and its actuaries have been using Brazilian Government securities for many years, mainly NTN-Bs (National Treasury Notes – B series), with terms equivalent to the average duration of each plan for purposes of present value discount of the actuarial liabilities. The currency used for the payment of the benefits and for NTN-Bs valuation is the Real.

Amendments to IAS 27 Equity Method in Separate Financial Statements, revision: The amendments to this standard allow the Company to use the equity pick-up method for investments in subsidiaries, joint ventures and affiliates in its individual financial statements. This standard is applicable as from the year beginning on January 1, 2016. This amendment did not generate any impact on the individual financial statements of the Company, since the equivalent Brazillian accounting standards (CPC-35-R2) already provided the use of this method.

IAS 34 Interim Financial Reporting, revision: The amendments to this standard require that the Company disclose in its interim financial statements must include the following information: (i) declaration of policies and calculation methods compared to the most recent annual financial statements; (ii) comments about seasonality; (iii) nature and quantity of unusual items that affect assets, liabilities, equity, revenues or cash flows due to their nature, dimension or occurrence; (iv) nature and number of changes in estimates of amounts disclosed in the comparative periods; (v) issues, repurchases and refunds of securities; (vi) dividends paid (aggregated or per share), separated by common and other shares; (vii) complete information by segment; (viii) events subsequent to the current period, which have not been reflected in the interim reports; and (ix) effects from changes in the Company’s corporate structure during the interim financial statements reporting period, among others. This standard is applicable as from the year beginning on January 1, 2016. The Company does not expect impact on its interim financial statements, since it already includes this information in the preparation of its quarterly financial statements.

On the date of preparation of these quarterly financial statements, the following IFRS amendments had been published, however, their application was not compulsory:

Page. 14

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

Standards and Amendments to the Standards	Effective as of:

IFRS 9 Financial Instruments, issue of final version.	January 1, 2018

IFRS 10, 12 and IAS 28 Investment Entities: Applying the Consolidation Exception, review.	TBD

IFRS 15 Revenue from Contracts with Customers, issue.	January 1, 2018

IFRS 16 Leases, issue.	January 1, 2019

IAS 7 Cash Flow, review.	January 1, 2017

IAS 12 Income Taxes, review.	January 1, 2017

The Company does not early adopt any pronouncement, interpretation or amendment that has been issued, whose application is not compulsory. Based on the analyses performed by the Company, the adoption of most of these standards, will not significantly impact the consolidated financial statements in the period of its first-time adoption. However, IFRS 15 may impact the period and amount of revenue recognition in relation to certain revenue transactions. The Telefónica Group is currently evaluating the impact of the application of this standard. In addition, the amendments introduced by IFRS 9 will affect financial instruments and operations with financial instruments performed on or after January 1, 2018. Additionally, IFRS 16 requires that the Company inform all assets and liabilities subject to leases (except short-term leases and leases of nominal amount). Therefore, the amendments introduced by IFRS 16 may have a significant impact on the Company’s financial statements.

2.3) Bases for consolidation

The Company had the following interests in the following companies and their bases dates:

		% interest
Investees	Type of investment	At 06.30.16	At 12.31.15	At 06.30.15	Country (Headquarters)	Core activity
Telefônica Data S.A. ("TData")	Wholly-owned subsidiary	100.00%	100.00%	100.00%	Brazil	Telecommunications

GVT Participações S.A. ("GVTPart.") (note 3)	Wholly-owned subsidiary	-	100.00%	100.00%	Brazil	Telecommunications

POP Internet Ltda ("POP") (note 1c)	Wholly-owned subsidiary	100.00%	-	-	Brazil	Internet

Aliança Atlântica Holging B.V. ("Aliança")	Jointly-controlled subsidiary	50.00%	50.00%	50.00%	Holland	Holding of the telecommunications sector

Companhia AIX de Participações ("AIX")	Jointly-controlled subsidiary	50.00%	50.00%	50.00%	Brazil	Operation of underground telecommunications networks

Companhia ACT de Participações ("ACT")	Jointly-controlled subsidiary	50.00%	50.00%	50.00%	Brazil	Technical assistance in telecommunication networks

Interests held in subsidiaries or jointly-controlled entities are measured under the equity method in the individual quarterly financial statements. In the consolidated quarterly financial statements, investments and all assets and liabilities balances, revenues and expenses arising from transactions and interest held in subsidiaries are fully eliminated. Investments in jointly-controlled entities are measured under the equity method in the consolidated quarterly financial statements.

3)  ACQUISITION OF GVT PARTICIPAÇÕES S.A. (“GVTPart.”)

As disclosed in the financial statements for the year ended December 31, 2015 (Note 4 – “Acquisition of GVT Participações S.A.”), the Special Shareholders’ Meeting held on May 28, 2015 approved the acquisition of the total shares issued by GVTPart. and of 675,571 shares of GVT, as well as the merger of GVTPart. shares into the Company. As a result of these acts, the Company became the sole shareholder of GVTPart. and an indirect controlling shareholder of GVT, POP and Innoweb.

On May 28, 2015, the AGE approved the ratification of the Stock Purchase Agreement and Other Covenants executed by the Company and Vivendi and its subsidiaries (Société d’Investissements et de Gestion 108 SAS - “FrHolding108” and Société d’Investissements et de Gestion 72 S.A.), whereby all the shares issued by GVTPart. were acquired by the Company.

Page. 15

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

This transaction was subject to obtaining the applicable corporate and regulatory approvals, including from the Administrative Council for Economic Defense (CADE) and ANATEL, further to other conditions usually applicable to this type of transaction. The transaction was approved by ANATEL under Act No. 448 of January 22, 2015, and published in the Official Federal Gazette (“DOU”) on January 26, 2015, and by CADE at the 61st ordinary session of its Trial Court, held on March 25, 2015, published in the Official Federal Gazette (“DOU”) on March 31, 2015.

Under IFRS 3 (R)/CPC 15 (R1) – Business Combinations, business acquisitions are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the fair value of assets transferred, of liabilities assumed at the acquisition date from the acquiree’s shareholders and equity interests issued in exchange for control over the acquiree.

The acquisition price was as follows:

Gross consideration in cash (4.663 billion euros)	15,964,853
(-) Contractual Adjustments (Net Debt)	(7,060,899)
Total consideration in cash, net	8,903,954
(+) Contingent Consideration	344,217
(+) Consideration in Shares at Fair Value	8,477,314
(-) Cash Flow Hedge Gain on Transaction, net of taxes (1)	(377,373)
(-) Refund according to sections 2.2.4 and 2.2.5 of SPA	(84,598)
Total consideration, net of Cash Flow Hedge	17,263,514

(1)  Derivative transactions refer to cash flow hedges to protect the amount due in Euro to Vivendi, for the acquisition of GVTPart, against exchange rate variation of the amount.

Below is a breakdown of the fair value of identifiable net assets acquired for R$4,426,373, as well as goodwill recorded on the acquisition date.

Current assets	1,557,651	Current liabilities	5,299,662
Cash and cash equivalents	390,255	Personnel, social charges and benefits	170,989
Accounts receivable, net	947,378	Trade accounts payable	611,425
Inventories	4,641	Taxes, charges and contributions	346,569
Taxes recoverable	147,057	Loans and financing	3,968,615
Other assets	68,320	Provisions	17,866
		Other liabilities	184,198
Non-current assets	12,026,239
Short-term investment pledged as collateral	17,871	Non-current liabilities	3,857,855
Taxes recoverable	65,798	Trade accounts payable	67,742
Deferred taxes (4)	610,873	Taxes, charges and contributions	1,342
Judicial deposits and garnishments	551,275	Loans and financing	3,088,414
Other assets	7,052	General Provisions (3)	679,294
Property and equipment, net (1)	7,970,117	Other liabilities	21,063
Intangible assets, net (2)	2,803,253
		Fair value of assumed liabilities	9,157,517

		Fair value of identifiable net assets acquired	4,426,373

		Goodwill (5)	12,837,141

Fair value of assets acquired	13,583,890	Total consideration, net of Cash Flow Hedge	17,263,514

(1)     This includes the allocation of appreciation of property and equipment items (R$409,601).

(2)     This includes the allocation of fair value assigned to the brand (in the amount of R$59,000, determined through the relief-from-royalty method, amortized over 1.5 year), the customer portfolio (in the amount of R$2,523,000, determined through the multi-period excess earnings method, amortized over the average term of 7.77 years), and the surplus value of other intangible assets (R$20,394).

(3)     This includes the allocation of fair value assigned to contingent liabilities (R$512,648).

Page. 16

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

(4)     This includes the allocation of deferred taxes on contingent liabilities (R$174,300).

(5)     This refers to goodwill recorded on the acquisition of GVTPart. based on expected synergies resulting from the business combination. This amount may be used for tax purposes.

As part of the Stock Purchase Agreement and Other Covenants executed by the Company and Vivendi for the acquisition of GVT Part-issued shares, a contingent consideration was defined for the court deposits made by GVT for the monthly installments of deferred income and social contribution taxes on the amortization of goodwill arising from the corporate restructuring process completed by GVT in 2013. In September 2014, GVT filed for a cancellation of the judicial review and the return of the amounts deposited with the courts.

If GVT succeeds in receiving (being reimbursed, refunded of or netting) these funds, they will be returned to Vivendi, as long as they are obtained in a final unappeasable decision. The period for returning such amount is of up to 15 years. The fair value of the contingent consideration on the acquisition date was R$344,217, recorded in the Company’s non-current liabilities as “Loans, financing, financial lease and contingent consideration” (Note 20), which is subject to monthly monetary adjustments based on the Selic rate.

The balance of cash and cash equivalents on the acquisition date was R$390,255 (R$376,479, net of transaction costs).

On the date of preparation of these quarterly financial statements, the Company concluded had already completed revisions the review of the adjustments to the determination of the fair value of GVTPart. for identifiable assets acquired and liabilities assumed.

4)  CASH AND CASH EQUIVALENTS

	Company		Consolidated
	06/30/16	12/31/15	06/30/16	12/31/15
Cash and Banks	182,545	201,294	190,635	233,742
Short-term investments	4,880,578	4,005,301	5,485,077	5,103,103
Total	5,063,123	4,206,595	5,675,712	5,336,845

Short-term investments basically correspond to Bank Deposit Certificates (CDBs), pegged to short-term Interbank Deposit Certificate (CDI) rate variation, and are kept at first-tier financial institutions. Revenues generated by these investments are recorded as financial income.

5) TRADE ACCOUNTS RECEIVABLE, NET

	Company		Consolidated
	06/30/16	12/31/15	06/30/16	12/31/15
Billed amounts	6,641,628	5,605,057	7,281,692	6,959,513
Unbilled amounts	2,000,225	1,490,470	2,268,595	2,111,746
Interconnection amounts	1,490,193	1,531,352	1,505,915	1,555,480
Amounts from related parties (Note 29)	161,389	241,233	169,260	206,957
Gross accounts receivable	10,293,435	8,868,112	11,225,462	10,833,696
Estimated impairment losses	(1,927,536)	(1,650,112)	(2,371,606)	(2,217,926)
Total	8,365,899	7,218,000	8,853,856	8,615,770

Current	8,201,726	7,000,379	8,586,366	8,285,319
Non-current	164,173	217,621	267,490	330,451

Consolidated balances of non-current trade accounts receivable include:

•       R$164,173 as of June 30, 2016 (R$217,621 as of December 31, 2015), referring to the business model of resale of goods to legal entities, receivable within 24 months. As of June 30, 2016, the impact of the present-value adjustment was R$44,321 (R$59,378 as of December 31, 2015).

Page. 17

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

•       R$103,317, as of June 30, 2016, (R$112,830 as of December 31, 2015), referring to “Soluciona TI”, traded by TData, which consists of lease of IT equipment to small and medium companies and receipt of fixed installments over the contractual term. Considering the contractual terms, this product was classified as financial lease. As of June 30, 2016, the impact of the present-value adjustment was R$882 (R$3,671 as of December 31, 2015).

The balances of current and non-current trade accounts receivable, relating to finance lease of “Soluciona TI” product, comprise the following effects:

	Consolidated
	06/30/16	12/31/15
Present value of accounts receivable	573,607	574,534
Deffered financial income	882	3,671
Nominal amount receivable	574,489	578,205
Estimated impairment losses	(321,064)	(306,443)
Net amount receivable	253,425	271,762

Current	150,108	158,932
Non-current	103,317	112,830

As of June 30, 2016, the aging list of gross trade accounts receivable referring to “Soluciona TI” product is as follows:

	Consolidated
	Nominal amount receivable	Present value of accounts receivable
Falling due within one year	315,142	315,142
Falling due within one year until five years	259,347	258,465
Total	574,489	573,607

There are no unsecured residual values resulting in benefits to the lessor nor contingent payments recognized as revenue for the year.

The aging list of trade accounts receivable, net of estimated impairment losses, is as follows:

	Company		Consolidated
	06/30/16	12/31/15	06/30/16	12/31/15
Falling due	5,982,392	5,186,776	6,376,366	6,158,130
Overdue – 1 to 30 days	1,099,170	949,131	1,118,682	1,082,139
Overdue – 31 to 60 days	389,660	323,882	392,245	375,908
Overdue – 61 to 90 days	258,165	214,337	259,790	324,985
Overdue – 91 to 120 days	162,368	93,826	174,940	103,876
Overdue – over 120 days	474,144	450,048	531,833	570,732
Total	8,365,899	7,218,000	8,853,856	8,615,770

As of June 30, 2016, and December 31, 2015, no customer represented more than 10% of trade accounts receivable, net.

Changes in the estimated impairment losses of accounts receivable are as follows:

Page. 18

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

	Company	Consolidated
Balance at 12/31/14	(1,313,956)	(1,619,316)
Net supplement to estimated losses (Note 24)	(543,545)	(609,212)
Write-off due to use	297,697	325,691
Business combination (Note 3)	-	(323,936)
Balance at 06/30/15	(1,559,804)	(2,226,773)
Net supplement to estimated losses	(473,271)	(621,463)
Write-off due to use	382,963	630,310
Balance at 12/31/15	(1,650,112)	(2,217,926)
Net supplement to estimated losses (Note 24)	(577,628)	(661,433)
Write-off due to use	460,924	507,753
Merger (note 1c)	(160,720)	-
Balance at 06/30/16	(1,927,536)	(2,371,606)

6)  INVENTORIES, NET

	Company		Consolidated
	06/30/16	12/31/15	06/30/16	12/31/15
Materials for resale (1)	406,645	550,283	446,940	594,888
Materials for consumption	63,913	48,562	68,684	53,275
Other inventories	7,757	7,809	7,757	7,809
Gross total	478,315	606,654	523,381	655,972
Estimated losses from impairment or obsolescence	(40,187)	(48,390)	(44,869)	(52,341)
Total	438,128	558,264	478,512	603,631

(1)  This includes, among other, mobile phones, simcards (chip) and IT equipment in stock.

Changes in estimated impairment losses and inventory obsolescence are as follows:

	Company	Consolidated
Balance at 12/31/14	(45,901)	(48,486)
Net supplement to estimated losses	(8,346)	(7,374)
Balance at 06/30/15	(54,247)	(55,860)
Supplement to estimated losses	5,857	3,519
Balance at 12/31/15	(48,390)	(52,341)
Net supplement to estimated losses	8,203	7,472
Balance at 06/30/16	(40,187)	(44,869)

Additions and reversals of estimated impairment losses and inventory obsolescence are included in cost of goods sold (Note 24).

7)   DEFERRED TAXES AND TAXES RECOVERABLE

7.1) Taxes recoverable

	Company		Consolidated
	06/30/16	12/31/15	06/30/16	12/31/15
State VAT (ICMS) (1)	2,091,275	1,866,777	2,097,979	2,063,159
Income and social contribution taxes recoverable (2)	344,382	267,238	351,856	301,714
Withheld taxes and contributions (3)	75,289	132,442	95,066	293,065
PIS and COFINS	83,932	108,758	85,256	133,925
Fistel, INSS, ISS and other taxes	85,135	126,806	94,801	139,082
Total	2,680,013	2,502,021	2,724,958	2,930,945

Current	2,128,408	2,164,544	2,172,151	2,521,292
Non-current	551,605	337,477	552,807	409,653

Page. 19

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

 (1) This includes credits arising from the acquisition of property and equipment (subject to offsetting in 48 months); requests for refund of ICMS, which was paid under invoices later cancelled; for the rendering of services; tax substitution; and tax rate difference; among other.

(2) This refers to prepayments of income and social contribution taxes, which will be offset against federal taxes to be determined in the future.

(3) This refers to credits on withholding income tax (IRRF) on financial investments, interest on equity and other, which are used as deduction in operations for the period and social contribution tax withheld at source on services provided to public agencies.

7.2) Deferred taxes

Deferred income and social contribution tax assets are computed considering the expected generation of taxable income, which was based on a technical feasibility study approved by the Board of Directors.

Significant components of deferred income and social contribution taxes are as follows:

	Company
	Balances at 12/31/14	Statement of Income	Comprehensive income	Other	Balances at 06/30/15	Statement of Income	Comprehensive income	Other	Balances at 12/31/15	Statement of Income	Comprehensive income	Merger (note 1c)	Balances at 06/30/16
Deferred tax assets
Income tax on tax losses and social contribution on negative base (1)	70,164	(70,164)	-	-	-	-	-	-	-	-	-	-	-

Income and social contribution taxes on temporary differences (3)

Provisions for judicial, labor, tax civil and regulatory contingencies	1,454,349	117,308	-	-	1,571,657	109,359	-	-	1,681,016	127,109	-	249,333	2,057,458

Trade accounts payable and other provisions	436,799	94,406	-	-	531,205	3,796	-	-	535,001	42,170	-	66,455	643,626

Customer portfolio and trademarks	311,141	-	-	-	311,141	-	-	-	311,141	(9,813)	-	119,695	421,023

Estimated losses on impairment of accounts receivable	303,932	59,600	-	-	363,532	5,642	-	-	369,174	60,691	-	54,645	484,510

Estimated losses from modems and other P&E items	167,693	619	-	-	168,312	(2,495)	-	-	165,817	(5,572)	-	112,865	273,110

Pension plans and other post-employment benefits	156,226	7,616	-	-	163,842	(118,976)	-	-	44,866	3,788	-	-	48,654

Profit sharing	145,059	(67,272)	-	-	77,787	11,157	-	-	88,944	18,160	-	3,963	111,067

Provision for loyalty program	31,508	151	-	-	31,659	945	-	-	32,604	(14,204)	-	-	18,400

Accelerated accounting depreciation	15,375	(540)	-	-	14,835	(3,970)	-	-	10,865	(1,875)	-	-	8,990

Estimates impairment losses (write-offs and reversals) on inventories	10,014	(824)	-	-	9,190	174	-	-	9,364	(14,051)	-	13,620	8,933

Income and social contribution taxes on other temporary differences	155,824	40,118	-	6,714	202,656	(28,391)	117,804	(5,190)	286,879	62,283	5,932	107,629	462,723
Total deferred tax assets	3,258,084	181,018	-	6,714	3,445,816	(22,759)	117,804	(5,190)	3,535,671	268,686	5,932	728,205	4,538,494

Deferred tax liabilities
Merged tax credit (2)	(337,535)	-	-	-	(337,535)	-	-	-	(337,535)	-	-	-	(337,535)

Income and social contribution taxes on temporary differences (3)

Licenses	(987,896)	(108,165)	-	-	(1,096,061)	(108,165)	-	-	(1,204,226)	(108,165)	-	-	(1,312,391)
	-	-	-	-	-
Effects of goodwill generated in the acquisition of Vivo Part.	(715,538)	(60,909)	-	-	(776,447)	(33,153)	-	-	(809,600)	(30,484)	-	-	(840,084)
	-	-	-	-	-
Goodwill from Vivo Part.	(689,077)	(101,963)	-	-	(791,040)	(101,963)	-	-	(893,003)	(101,963)	-	-	(994,966)
	-	-	-	-	-
Goodwill from GVTPart.	-	-	-	-	-	-	-	-	-	(174,076)	-	-	(174,076)
	-	-	-	-	-
Technological Innovation Law	(256,454)	27,309	-	-	(229,145)	35,999	-	-	(193,146)	30,097	-	-	(163,049)
	-	-	-	-	-
Income and social contribution taxes on other temporary differences	(230,880)	(7,356)	114,906	-	(123,330)	123,057	(253,839)	-	(254,112)	17,929	-	(22,838)	(259,021)
Total deferred tax liabilities	(3,217,380)	(251,084)	114,906	-	(3,353,558)	(84,225)	(253,839)	-	(3,691,622)	(366,662)	-	(22,838)	(4,081,122)

Total non-current assets (liabilities), net	40,704	(70,066)	114,906	6,714	92,258	(106,984)	(136,035)	(5,190)	(155,951)	(97,976)	5,932	705,367	457,372

Deferred tax assets (liabilities), net
Non-current deferred tax assets, net	40,704				92,258				-				457,372
Non-current deferred tax liabilities, net	-				-				(155,951)				-

Page. 20

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

	Consolidated
	Balances at 12/31/14	Statement of Income	Business combination (4)	Comprehensive income	Other	Balances at 06/30/15	Statement of Income	Comprehensive income	Business combination (4)	Other	Balances at 12/31/15	Statement of Income	Comprehensive income	Balances at 06/30/16
Deferred tax assets
Income tax on tax losses and social contribution on negative base (1)	93,546	(217,720)	152,314	-	-	28,140	150,693	(152,314)	-	-	26,519	(12,019)	-	14,500

Income and social contribution taxes on temporary differences (3)

Provisions for judicial, labor, tax civil and regulatory contingencies	1,459,838	116,813	33,643	-	-	1,610,294	127,846	174,678	-	-	1,912,818	152,469	-	2,065,287

Trade accounts payable and other provisions	501,957	108,543	44,699	-	-	655,199	26,183	5,742	-	-	687,124	30,877	-	718,001

Estimated losses on impairment of accounts receivable	315,072	62,360	110,138	-	-	487,570	(41,246)	694	-	-	447,018	65,456	-	512,474
										-
Customer portfolio and trademarks	311,141	20,807	-	-	-	331,948	66,244	-	-	-	398,192	22,831	-	421,023

Estimated losses from modems and other P&E items	169,706	(28,733)	31,158	-	-	172,131	29,311	89,188	-	-	290,630	(14,993)	-	275,637

Pension plans and other post-employment benefits	156,225	7,616	-	-	-	163,841	(118,854)	-	-	-	44,987	3,680	-	48,667

Profit sharing	145,829	(71,066)	22,870	-	-	97,633	8,565	-	-	-	106,198	5,950	-	112,148

Provision for loyalty program	31,508	151	-	-	-	31,659	945	-	-	-	32,604	(14,204)	-	18,400

Accelerated accounting depreciation	15,375	(540)	-	-	-	14,835	(3,970)	-	-	-	10,865	(1,875)	-	8,990

Estimates impairment losses (write-offs and reversals) on inventories	10,893	(824)	-	-	-	10,069	638	-	-	-	10,707	(182)	-	10,525

Income and social contribution taxes on other temporary differences	155,514	240,314	119,650	-	6,714	522,192	(457,454)	8,040	117,804	(5,190)	185,392	34,734	5,932	226,058
Total deferred tax assets	3,366,604	237,721	514,472	-	6,714	4,125,511	(211,099)	126,028	117,804	(5,190)	4,153,054	272,724	5,932	4,431,710

Deferred tax liabilities
Merged tax credit (2)	(337,535)	-	-	-	-	(337,535)	-	-	-	-	(337,535)	-	-	(337,535)

Income and social contribution taxes on temporary differences (3)

Licenses	(987,896)	(108,165)	-	-	-	(1,096,061)	(108,165)	-	-	-	(1,204,226)	(108,165)	-	(1,312,391)

Effects of goodwill generated in the acquisition of Vivo Part.	(715,538)	(60,909)	-	-	-	(776,447)	(33,153)	-	-	-	(809,600)	(30,484)	-	(840,084)

Goodwill from Vivo Part.	(689,077)	(101,963)	-	-	-	(791,040)	(101,963)	-	-	-	(893,003)	(101,963)	-	(994,966)

Goodwill from GVTPart.	-	-	-	-	-	-	-	-	-	-	-	(174,076)	-	(174,076)

Technological Innovation Law	(256,454)	27,309	-	-	-	(229,145)	35,999	-	-	-	(193,146)	30,097	-	(163,049)

Income and social contribution taxes on other temporary differences	(235,287)	(12,364)	(257,052)	114,906	-	(389,797)	403,045	234,214	(251,416)	-	(3,954)	3,933	-	(21)
Total deferred tax liabilities	(3,221,787)	(256,092)	(257,052)	114,906	-	(3,620,025)	195,763	234,214	(251,416)	-	(3,441,464)	(380,658)	-	(3,822,122)

Total non-current assets (liabilities), net	144,817	(18,371)	257,420	114,906	6,714	505,486	(15,336)	360,242	(133,612)	(5,190)	711,590	(107,934)	5,932	609,588

Deferred tax assets (liabilities), net
Non-current deferred tax assets, net	144,817					505,486					711,590			609,588
Non-current deferred tax liabilities, net	-					-					-			-

(1)  This refers to the amounts recorded which, in accordance with Brazilian tax legislation, may be offset to the limit of 30% of the tax bases computed for the following years, with no expiry date.

(2)  This refers to tax benefits arising from corporate restructuring of goodwill for expected future profitability, which tax use follows the limit set forth in tax legislation.

(3)  Amounts will be realized upon payment of provisions, effective impairment losses of trade accounts receivable, or realization of inventories, as well as upon reversal of other provisions.

(4)  These refer to deferred taxes (IR and CS) arising from business combinations, R$610,873 being of GVTPart. (Note 3) and R$6,789 of TGLog.

(5)  These refer to deferred taxes arising from other temporary differences, such as deferred income, derivative transactions, renewal of licenses burden, subsidy on the sale of mobile phones, among others.

As of June 30, 2016, the amount of R$3,170 (R$481,203 as of December 31, 2015) in deferred tax credits (income tax on tax losses and social contribution on negative base) was not recognized for direct and indirect on the books of subsidiaries, as it is not probable that future taxable income will be available for these entities to benefit from such tax credits.

The table below presents deferred income and social contribution taxes for items charged or credited directly in equity on June 30, 2016 and 2015.

	Company		Consolidated
	06/30/16	12/31/15	06/30/16	12/31/15
Unrealized losses from available for sale investments	58	266	58	266
Gains (losses) on derivative transactions	5,874	114,640	5,874	114,640
Total	5,932	114,906	5,932	114,906

8)   JUDICIAL DEPOSITS AND GARNISHMENTS

In some situations, in connection with a legal requirement or presentation of guarantees, judicial deposits are made to secure the continuance of the claims under discussion. These judicial deposits may be required for claims whose likelihood of loss was analyzed by the Company and its subsidiaries, grounded on the opinion of their legal advisors, as probable, possible or remote loss.

Page. 21

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

	Company		Consolidated
	06/30/16	12/31/15	06/30/16	12/31/15
Judicial deposits
Tax	3,529,321	2,900,671	3,586,169	3,374,764
Labor	1,093,837	1,062,118	1,104,805	1,128,935
Civil and regulatory	1,200,386	1,030,130	1,201,411	1,114,770
Total	5,823,544	4,992,919	5,892,385	5,618,469
Garnishments	154,536	122,913	157,294	134,994
Total	5,978,080	5,115,832	6,049,679	5,753,463

Current	263,895	235,343	263,928	235,343
Non-current	5,714,185	4,880,489	5,785,751	5,518,120

On June 30, 2016, the Company and its subsidiaries had a number of tax-related judicial deposits in the consolidated amount of R$3,586,169 (R$3,374,764 on December 31, 2015). In Note 18, we provide further details on issues arising from the main judicial deposits.

Below is a brief description of the main tax-related judicial deposits:

•         Contribution tax on gross revenue for Social Integration Program (PIS) and for Social Security Financing  (COFINS)

The Company and TData are involved in disputes related to: (i) claim filed for credits arising from overpayment of tax, not recognized by tax authorities; (ii) tax debt arising from underpayment due to differences in ancillary statements (Federal Tax Debt and Credit Return – DCTF); and (iii) disputes referring to changes in rates and increase in tax bases introduced by Law No. 9718/98.

At June 30, 2016, the consolidated balance of judicial deposits amounted to R$35,853 (R$35,272 at December 31, 2015).

•         Social Contribution Tax for Intervention in the Economic Order (CIDE)

The Company is involved in legal disputes for the exemption of CIDE levied on offshore remittances of funds arising from agreements for the transfer of technology, brand and software licensing etc.

At June 30, 2016, the consolidated balance of judicial deposits amounted to R$170,602 (R$164,482 on December 31, 2015).

•         Telecommunications Inspection Fund (FISTEL)

ANATEL collects the Installation Inspection Fee (TFI) on the extension of licenses granted and on radio base stations, mobile stations and radio links. Such collection results from the understanding of ANATEL that said extension would be a triggering event of TFI, and that mobile stations, even if owned by third parties, are also subject to TFI. The Company and TData are challenging the aforesaid fee in court.

At June 30, 2016, the consolidated balance of judicial deposits amounted to R$1,050,646 (R$1,008,771 at December 31, 2015).

•         Withholding Income Tax (IRRF)

The Company is involved in disputes related to: (i) exemption of IRRF payment on offshore remittances for out-coming traffic; (ii) exemption of IRRF payment on interest on equity; and (iii) IRRF levied on earnings from rent and royalties, wage labor and fixed-income investments.

At June 30, 2016, the consolidated balance of judicial deposits amounted to R$71,291 (R$67,996 at December 31, 2015).

Page. 22

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

•         Corporate Income Tax (IRPJ) and Social Contribution Tax on Net Income (CSLL)

The Company is involved in disputes related to: (i) debts stemming from offsetting of IRPJ overpayments not recognized by the Brazilian IRS; (ii) requirement of IRPJ estimates and lack of payment of debts in the Integrated System of Economic and Tax Information (SIEF); (iii) underpaid IRPJ amounts; and (iv) right to write off the monthly amortize goodwill arising from the acquisition of GVTPart. by Vivendi on deducted IRPJ and CSLL amounts (Note 3).

At June 30, 2016, the consolidated balance of judicial deposits amounted to R$417,551 (R$410,412 at December 31, 2015).

•         Contribution to Empresa Brasil de Comunicação (EBC)

On behalf of its members, Sinditelebrasil (Union of Telephony, and Mobile and Personal Services) is challenging in court payment of the Contribution to Foster Public Radio Broadcasting to EBC, introduced by Law No. 11652/2008. The Company and its subsidiaries, as union members, made court deposits referring to that contribution.

At June 30, 2016, the consolidated balance of judicial deposits amounted to R$991,216 (R$858,630 at December 31, 2015).

•         Social Security, Work Accident Insurance (SAT) and Funds to Third Parties (INSS)

The Company is involved in disputes related to: (i) SAT and funds to third parties (National Institute of Colonization and Agrarian Reform - INCRA and Brazilian Micro and Small Business Support Service - SEBRAE); (ii) joint responsibility for contract labor; (iii) difference in SAT rate (from 1% to 3%); (iv) premiums; and (v) social security contribution collection (employers’ contributions), SAT and funds to third parties on the following events: maternity leave, legally ensured 1/3 vacation pay bonus, and first 15 days’ leave due to illness or accident.

At June 30, 2016, the consolidated balance of judicial deposits amounted to R$123,387 (R$118,425 at December 31, 2015).

•         Tax on Net Income (ILL)

The Company is discussing this matter in court in order to represent its right to offset amounts unduly paid for ILL purposes against future IRPJ payments.

On December 19, 2013, the Company settled the debt under discussion by including it in the Federal Tax Recovery Program (REFIS), using the judicial deposit connected thereto. The Company is now awaiting conversion into income by the Federal Government.

On June 30, 2016, the amount of R$ 45,843 linked judicial deposit was converted into income by the Union and the amount of R$ 14,244 was raised by the Company

At December 31, 2015, the consolidated balance of judicial deposits amounted to R$58,446.

•         Universal Telecommunication Services Fund (FUST)

The Company and TData filed an injunction in order to represent its right not to include expenses with interconnection and industrial use of dedicated line in FUST tax base, according to Abridgment No. 7, of December 15, 2005, as it does not comply with the provisions contained in the sole paragraph of article 6 of Law No. 9998/00.

At June 30, 2016, the consolidated balance of judicial deposits amounted to R$440,041 (R$425,737 at December 31, 2015).

Page. 23

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

•         State Value-Added Tax (ICMS)

The Company is involved in disputes related to: (i) ICMS stated but not paid; (ii) ICMS not levied on communication in default; (iii) fine for late voluntary payment of ICMS; (iv) ICMS supposedly levied on access, adhesion, enabling, availability and use of services, as well as supplementary services and additional facilities; (v) right to credit from the acquisition of goods for fixed assets and electric energy; (vi) activation cards for pre-paid services; (vii) disallowance of ICMS credit referring to agreement 39; and (viii) assignment of payment of ICMS referring to the part of pay TV operations, as well as telephony operations in prepaid mode.

At June 30, 2016, the consolidated balance of judicial deposits amounted to R$174,527 (R$161,815 at December 31, 2015).

•       Other taxes, charges and contributions

The Company is involved in disputes related to: (i) Service Tax (ISS) on non-core services; (ii) Municipal Real Estate Tax (IPTU) not subject to exemption; (iii) municipal inspection, operation and publicity charges; (iv) land use fee; (v) social security contributions related to supposed failure to withhold 11% on several invoices, bills and receipts of service providers engaged for workforce assignment; and (vi) Public Price for Numbering Resource Management (PPNUM) by ANATEL.

At June 30, 2016, the consolidated balance of judicial deposits amounted to R$111,055 (R$64,778 at December 31, 2015).

9)   PREPAID EXPENSES

	Company		Consolidated
	06/30/16	12/31/15	06/30/16	12/31/15
Fistel Fee (1)	536,155	-	536,155	-
Advertising and publicity	128,741	228,672	128,741	228,672
Insurance	21,273	24,035	22,274	28,367
Rent	16,259	43,022	16,259	43,022
Financial charges	2,720	11,120	2,720	11,120
Software maintenance	77,231	7,196	85,505	26,478
Taxes and other	83,575	31,912	91,073	49,396
Total	865,954	345,957	882,727	387,055

Current	838,045	317,325	853,030	356,446
Non-current	27,909	28,632	29,697	30,609

(1)     This refers to the Inspection and Operation charges based on the year 2015 and paid in March 2016, which will be amortized to income until the end of the period.

10)  OTHER ASSETS

	Company		Consolidated
	06/30/16	12/31/15	06/30/16	12/31/15
Advances to employees and suppliers	139,765	72,635	134,555	81,615
Related-party receivables (Note 29)	310,576	288,702	228,020	162,308
Receivables from suppliers	73,588	118,153	76,689	120,091
Subsidy on handset sales	7,392	42,896	7,392	42,896
Surplus from post-employment benefit plans (Note 32)	9,028	8,391	9,390	8,724
Vivendi repayment clauses 2.2.4 and 2.2.5 of SPA (Note 3)	10,103	84,598	10,103	84,598
Other amounts receivable	50,636	42,971	22,779	51,199
Total	601,088	658,346	488,928	551,431

Current	545,951	603,118	432,993	488,632
Non-current	55,137	55,228	55,935	62,799

11) INVESTMENTS

Page. 24

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

a)   Information on Investees

The following shows a summary of the relevant financial data of the investees in which the Company owns.

	At 06/30/16					At 12/31/15
	Wholly-owned subsidiaries		Jointly-controlled subsidiaries			Wholly-owned subsidiaries		Jointly-controlled subsidiaries
	TData	POP	Cia ACT	Cia AIX	Aliança	TData	GVTPart.	Cia ACT	Cia AIX	Aliança
Equity interest	100.00%	100.00%	50.00%	50.00%	50.00%	100.00%	100.00%	50.00%	50.00%	50.00%

Summary of balance sheets:
Current assets	1,344,642	22,359	13	20,756	150,628	1,411,043	1,910,323	9	17,851	179,698
Non-current assets	361,472	50,480	-	11,524	-	409,595	9,329,733	-	11,824	-
Total assets	1,706,114	72,839	13	32,280	150,628	1,820,638	11,240,056	9	29,675	179,698

Current liabilities	601,748	45,681	3	4,197	120	707,352	1,924,230	1	4,394	100
Non-current liabilities	56,956	11	-	5,415	-	56,981	1,641,382	-	5,083	-
Equity	1,047,410	27,147	10	22,668	150,508	1,056,305	7,674,444	8	20,198	179,598
Total liabilities and equity	1,706,114	72,839	13	32,280	150,628	1,820,638	11,240,056	9	29,675	179,698

Investment Book value	1,047,410	27,147	5	11,334	75,254	1,056,305	7,674,444	4	10,099	89,799

	At 06/30/16						At 06/30/15
	Wholly-owned subsidiaries			Jointly-controlled subsidiaries			Wholly-owned subsidiary		Jointly-controlled subsidiaries
Summary of Income Statements:	TData	POP	GVTPart.	Cia ACT	Cia AIX	Aliança	TData	GVTPart.	Cia ACT	Cia AIX	Aliança
Net operating income	1,253,426	14,642	1,531,692	39	20,617	-	1,229,866	977,786	31	19,307	-
Operating costs and expenses	(716,734)	(7,663)	(1,300,347)	(36)	(19,716)	(78)	(646,915)	(798,581)	(33)	(18,247)	(53)
Financial income (expenses), net	41,888	740	(41,146)	-	857	32	59,943	(254,516)	-	533	57
Income and social contribution taxes	(198,080)	(3,163)	(57,958)	(1)	(266)	-	(217,530)	24,477	-	(251)	-
Net income (loss) for the year	380,500	4,556	132,241	2	1,492	(46)	425,364	(50,834)	(2)	1,342	4

Book value of net income (loss) for the year, recognized as equity pickup	380,500	4,556	132,241	1	746	(23)	425,364	(50,834)	(1)	671	2

b)   Changes in investments

	TData (1)	POP (1)	GVTPart. (1)	Aliança (2)	AIX (2)	ACT (2)	Goodwill (3)	Value added from net assets acquired allocated to Company	Other investments (4)	Total investments in Company	Eliminations	Total consolidated investments
Balances at 12/31/14	1,153,151	-	-	68,129	8,542	5	212,058	-	3,129	1,445,014	(1,365,209)	79,805
Additions	-	-	2,629,649	-	-	-	12,033,863	2,684,600	-	17,348,112	(17,348,112)	-
Capital Increase	-	-	2,766,694	-	-	-	-	-	-	2,766,694	(2,766,694)	-
Equity pick-up	425,364	-	(50,834)	2	671	(1)	-	(47,750)	-	327,452	(326,780)	672
Dividends and interest on equity	(524,177)	-	-	-	-	-	-	-	-	(524,177)	524,177	-
Other comprehensive income	-	-	(580)	5,210	-	-	-	-	(783)	3,847	580	4,427
Balances at 06/30/15	1,054,338	-	5,344,929	73,341	9,213	4	12,245,921	2,636,850	2,346	21,366,942	(21,282,038)	84,904
Additions (reversal)	-	-	(876,925)	-	-	-	803,278	(10,953)	-	(84,600)	84,600	-
Capital Increase	-	-	3,060,370	-	-	-	-	-	-	3,060,370	(3,060,370)	-
Equity pick-up	432,160	-	151,864	(11)	1,375	-	-	(164,314)	-	421,074	(419,710)	1,364
Dividends and interest on equity	(425,360)	-	-	-	(489)	-	-	-	-	(425,849)	425,360	(489)
Other comprehensive income	107	-	(4,812)	-	-	-	-	-	-	(4,705)	4,705	-
Others	(4,940)	-	(982)	16,469	-	-	-	-	(1,087)	9,460	5,922	15,382
Balances at 12/31/15	1,056,305	-	7,674,444	89,799	10,099	4	13,049,199	2,461,583	1,259	24,342,692	(24,241,531)	101,161
Equity pick-up	380,500	4,556	132,241	(23)	746	1	-	(67,641)	-	450,380	(449,656)	724
Merger (nota 1c)	-	22,591	(7,806,685)	-	-	-	(12,837,141)	(2,393,942)	-	(23,015,177)	23,015,177	-
Dividends and interest on equity	(389,395)	-	-	-	489	-	-	-	-	(388,906)	389,395	489
Other comprehensive income	-	-	-	(14,522)	-	-	-	-	(172)	(14,694)	-	(14,694)
Balances at 06/30/16	1,047,410	27,147	-	75,254	11,334	5	212,058	-	1,087	1,374,295	(1,286,615)	87,680

(1)  Wholly-owned subsidiaries.

(2)  Jointly-controlled subsidiaries.

(3)  Goodwill: (i) R$212,058 from partial spin-off of “Spanish and Figueira”, which was reversed to the Company upon merger with Telefônica Data Brasil Holding S.A. (TDBH) in 2006; and (ii) R$12,837,141 originated from the acquisition of GVTPart. (Note 3).

(4)  Other investments (tax incentives and interest held in companies) are measured at fair value.

12)  PROPERTY, PLANT AND EQUIPMENT, NET

Page. 25

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

a) Breakdown, Changes and Depreciation Rates

	Company
	Switching equipment	Transmission equipment and media	Terminal equipment / modems	Infrastructure	Land	Other P&E assets	Estimated losses (1)	Assets and facilities under construction	Total

Annual depreciation rate (%)	10.00 to 14.29	5.00 to 14.29	10.00 to 66.67	2.50 to 66.67	-	10.00 to 25.00	-	-	-

Balances and changes:
Balance at 12/31/14	2,541,676	10,208,577	1,610,687	3,485,191	314,350	671,304	(156,592)	1,706,538	20,381,731
Additions	6,546	67,753	59,409	23,165	-	93,723	-	2,137,297	2,387,893
Write-offs, net	(893)	(15,305)	(1,788)	(583)	(52)	(1,155)	5,589	(10,666)	(24,853)
Net transfers	546,719	1,369,233	356,425	199,300	(1,386)	51,026	-	(2,521,996)	(679)
Depreciation (Note 24)	(243,465)	(711,939)	(456,144)	(280,787)	-	(110,555)	-	-	(1,802,890)
Balance at 06/30/15	2,850,583	10,918,319	1,568,589	3,426,286	312,912	704,343	(151,003)	1,311,173	20,941,202
Additions	278	110,932	51,279	24,793	215	97,195	-	2,691,838	2,976,530
Write-offs, net	(2,989)	(9,395)	(1,041)	(1,629)	(22)	(627)	(4,274)	(9,258)	(29,235)
Net transfers	202,689	1,433,391	381,262	168,000	-	27,046	-	(2,221,985)	(9,597)
Depreciation	(254,520)	(773,218)	(469,296)	(245,918)	-	(116,872)	-	-	(1,859,824)
Balance at 12/31/15	2,796,041	11,680,029	1,530,793	3,371,532	313,105	711,085	(155,277)	1,771,768	22,019,076
Additions	1,364	109,376	47,429	24,299	-	106,193	(6,285)	2,009,507	2,291,883
Write-offs, net (3)	(1,159)	(11,105)	(70)	(98,702)	(201)	(339)	-	(11,897)	(123,473)
Net transfers	277,728	1,171,427	361,749	197,711	-	(51,219)	-	(2,018,633)	(61,237)
Depreciation (Note 24)	(302,642)	(981,717)	(570,924)	(250,582)	-	(132,562)	-	-	(2,238,427)
Merger (Note 1c)	1,039,161	5,269,872	1,572,567	428,622	2,601	159,039	(331,956)	221,157	8,361,063
Balance at 06/30/16	3,810,493	17,237,882	2,941,544	3,672,880	315,505	792,197	(493,518)	1,971,902	30,248,885

At 06/30/16
Cost	19,711,317	48,745,646	14,962,447	14,652,786	315,505	3,975,324	(493,518)	1,971,902	103,841,409
Accumulated depreciation	(15,900,824)	(31,507,764)	(12,020,903)	(10,979,906)	-	(3,183,127)	-	-	(73,592,524)
Total	3,810,493	17,237,882	2,941,544	3,672,880	315,505	792,197	(493,518)	1,971,902	30,248,885

At 12/31/15
Cost	17,688,862	39,825,516	11,530,512	13,870,397	313,105	3,591,962	(155,277)	1,771,768	88,436,845
Accumulated depreciation	(14,892,821)	(28,145,487)	(9,999,719)	(10,498,865)	-	(2,880,877)	-	-	(66,417,769)
Total	2,796,041	11,680,029	1,530,793	3,371,532	313,105	711,085	(155,277)	1,771,768	22,019,076

	Consolidated
	Switching equipment	Transmission equipment and media	Terminal equipment / modems	Infrastructure	Land	Other P&E assets	Estimated losses (1)	Assets and facilities under construction	Total

Annual depreciation rate (%)	8.33 to 20.00	2.50 to 25.00	10.00 to 66.67	2.50 to 66.67	-	10.00 to 66.67	-	-	-

Balances and changes:
Balance at 12/31/14	2,541,917	10,208,762	1,628,337	3,486,935	314,350	715,553	(156,728)	1,714,738	20,453,864
Additions	71,185	251,254	155,381	28,582	-	103,082	2,392	2,139,423	2,751,299
Write-offs, net	(893)	(14,774)	(1,788)	(823)	(52)	(1,155)	5,589	(17,742)	(31,638)
Net transfers	659,592	1,291,223	364,446	84,019	(1,386)	153,065	-	(2,536,838)	14,121
Depreciation (Note 24)	(306,015)	(786,601)	(484,563)	(288,183)	-	(152,541)	-	-	(2,017,903)
Business combination (2)	1,283,626	5,098,723	1,793,114	421,255	2,601	249,807	(64,350)	119,276	8,904,052
Balance at 06/30/15	4,249,412	16,048,587	3,454,927	3,731,785	315,513	1,067,811	(213,097)	1,418,857	30,073,795
Additions	116,852	634,611	253,869	35,546	215	147,067	(14,503)	2,708,695	3,882,352
Write-offs, net	(3,569)	(2,772)	(12,044)	(3,689)	(22)	(11,395)	(4,233)	(5,403)	(43,127)
Net transfers	232,256	1,451,242	389,139	154,902	-	31,304	-	(2,271,415)	(12,572)
Depreciation	(324,924)	(1,034,258)	(699,809)	(263,085)	-	(170,889)	-	-	(2,492,965)
Business combination (2)	(311,068)	(120,406)	(239,973)	492	(1)	2,554	(262,316)	-	(930,718)
Balance at 12/31/15	3,958,959	16,977,004	3,146,109	3,655,951	315,705	1,066,452	(494,149)	1,850,734	30,476,765
Additions	16,135	373,912	162,396	25,916	-	49,719	(6,369)	2,037,953	2,659,662
Write-offs, net (3)	(2,792)	(13,261)	(419)	(95,787)	(201)	-	6,821	(12,630)	(118,269)
Net transfers	196,652	1,032,493	345,955	356,754	-	(169,532)	-	(1,867,024)	(104,702)
Depreciation (Note 24)	(358,312)	(1,132,146)	(702,789)	(258,668)	-	(148,048)	-	-	(2,599,963)
Balance at 06/30/16	3,810,642	17,238,002	2,951,252	3,684,166	315,504	798,591	(493,697)	2,009,033	30,313,493

At 06/30/16
Cost	19,718,546	48,746,326	15,010,596	14,732,751	315,504	4,061,023	(493,697)	2,009,033	104,100,082
Depreciation accumulated	(15,907,904)	(31,508,324)	(12,059,344)	(11,048,585)	-	(3,262,432)	-	-	(73,786,589)
Total	3,810,642	17,238,002	2,951,252	3,684,166	315,504	798,591	(493,697)	2,009,033	30,313,493

At 12.31.15
Cost	19,724,438	47,459,383	14,522,080	14,278,557	315,705	4,487,749	(494,149)	1,850,734	102,144,497
Depreciation accumulated	(15,765,479)	(30,482,379)	(11,375,971)	(10,622,606)	-	(3,421,297)	-	-	(71,667,732)
Total	3,958,959	16,977,004	3,146,109	3,655,951	315,705	1,066,452	(494,149)	1,850,734	30,476,765

Page. 26

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

(1)  The Company and its subsidiaries recognized estimated loss for potential obsolescence of materials used in property and equipment maintenance, based on levels of historical use and expected future use.

(2)  These refer to amounts arising from business combinations, of which R$7,970,117 is of GVTPart. (Note 3) and R$3,217 of TGLog.

(3)  Net write-offs regarding “Infrastructure and Assets and Facilities under Construction” for the six-month period ended June 30, 2016 include the amount of R$99,210 regarding the disposal of 1,655 towers owned by the Company to Towerco Latam do Brasil Ltda., a direct controlled subsidiary of Telefónica.

b) Property and equipment items given in guarantee

At June 30, 2016, consolidated property and equipment amounts given in guarantee for lawsuits amounted to R$196,386 (R$163,802 at December 31, 2015).

c) Capitalization of borrowing costs

At June 30, 2016 and December 31, 2015, the Company and its subsidiaries did not capitalize borrowing costs, as there were no qualified assets.

d) Reversible Assets

The STFC service concession arrangement establishes that all assets owned by the Company and that are essential for the provision of the services described in the referred arrangement are considered reversible assets and are deemed to be part of the service concession assets. These assets will be automatically returned to ANATEL upon termination of the service concession arrangement, according to the regulation in force. At June 30, 2016, estimated residual value of reversible assets was R$7,867,885 (R$7,855,868 at December 31, 2015), which comprised switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment.

e) Financial Lease

Below are the amounts related to financial lease arrangements in which the Company is a lessee, segregated by type of property and equipment item.

		Consolidated
		06/30/16			12/31/15
	Annual depreciation rates (%)	P&E Cost	Accumulated depreciation	Net balance	P&E Cost	Accumulated depreciation	Net balance
Transmission equipment and media	5%	219,520	(28,101)	191,419	219,520	(22,613)	196,907
Infrastructure	5.00%	8,195	(3,193)	5,002	6,674	(2,291)	4,383
Other assets	8.33% to 20,00%	149,657	(90,386)	59,271	149,657	(85,224)	64,433
Total		377,372	(121,680)	255,692	375,851	(110,128)	265,723

Page. 27

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

13) INTANGIBLE ASSETS, NET

a) Breakdown, Changes and Amortization Rates

	Company
	Indefinite useful life	Finite useful life
	Goodwill	Software	Customer portfolio	Trademarks	Licenses	Other intangible assets	Software under development	Total

Annual amortization rate (%)	-	20.00	11.76	5.13	3.60 to 6.67	20.00	-	-

Balances and changes:
Balance at 12/31/14	10,013,222	2,010,057	1,109,876	1,326,246	16,546,598	113	66,675	31,072,787
Additions	-	220,836	-	-	116	-	193,728	414,680
Write-offs, net	-	(8)	-	-	-	-	-	(8)
Net transfers	-	179,790	-	-	-	-	(179,111)	679
Amortization (Note 24)	-	(390,257)	(124,283)	(42,104)	(451,283)	(81)	-	(1,008,008)
Balance at 06/30/15	10,013,222	2,020,418	985,593	1,284,142	16,095,431	32	81,292	30,480,130
Additions	-	365,017	-	-	-	10,002	157,367	532,386
Write-offs, net	-	(23)	-	-	-	-	-	(23)
Net transfers	-	174,893	-	-	-	(3,108)	(162,188)	9,597
Amortization	-	(397,370)	(124,283)	(40,581)	(460,349)	(1,967)	-	(1,024,550)
Balance at 12/31/15	10,013,222	2,162,935	861,310	1,243,561	15,635,082	4,959	76,471	29,997,540
Additions	-	245,586	-	-	-	7,770	316,460	569,816
Write-offs, net	-	(2,380)	-	-	-	-	-	(2,380)
Net transfers	-	400,819	-	-	-	(3,909)	(335,155)	61,755
Amortization (Note 24)	-	(434,942)	(210,462)	(51,935)	(457,146)	(2,454)	-	(1,156,939)
Merger (Note 1c)	12,837,141	219,856	2,207,012	22,944	-	56,368	-	15,343,321
Balance at 06/30/16	22,850,363	2,591,874	2,857,860	1,214,570	15,177,936	62,734	57,776	44,813,113

At 06/30/16
Cost	22,850,363	13,436,747	4,513,278	1,660,433	20,052,123	275,828	57,776	62,846,548
Accumulated amortization	-	(10,844,873)	(1,655,418)	(445,863)	(4,874,187)	(213,094)	-	(18,033,435)
Total	22,850,363	2,591,874	2,857,860	1,214,570	15,177,936	62,734	57,776	44,813,113

At 12/31/15
Cost	10,013,222	12,155,929	1,990,278	1,601,433	20,052,123	158,897	76,471	46,048,353
Accumulated amortization	-	(9,992,994)	(1,128,968)	(357,872)	(4,417,041)	(153,938)	-	(16,050,813)
Total	10,013,222	2,162,935	861,310	1,243,561	15,635,082	4,959	76,471	29,997,540

Page. 28

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

	Consolidated
	Indefinite useful life	Finite useful life
	Goodwill	Software	Customer portfolio	Trademarks	Licenses	Other intangible assets	Software under development	Total

Annual amortization rate (%)	-	20.00	11.76 to 12.85	5.13 to 66.67	3.60 to 6.67	5.00 to 20.00	-	-

Balances and changes:
Balance at 12/31/14	10,225,280	2,012,636	1,109,876	1,326,246	16,546,598	113	66,675	31,287,424
Additions	-	229,935	-	-	116	-	193,728	423,779
Write-offs, net	-	(9)	-	-	-	-	-	(9)
Net transfers	-	164,990	-	-	-	-	(179,111)	(14,121)
Amortization (Note 24)	-	(401,146)	(179,314)	(48,270)	(451,283)	(2,074)	-	(1,082,087)
Business combination (1)	12,033,863	209,051	2,414,000	37,000	-	139,977	-	14,833,891
Balance at 06/30/15	22,259,143	2,215,457	3,344,562	1,314,976	16,095,431	138,016	81,292	45,448,877
Additions	-	421,595	-	-	-	18,976	157,367	597,938
Write-offs, net	-	(43)	-	-	-	-	-	(43)
Net transfers	-	181,156	-	-	-	(6,396)	(162,188)	12,572
Amortization	-	(433,407)	(299,061)	(60,637)	(460,349)	(6,168)	-	(1,259,622)
Business combination (1)	803,278	965	109,000	22,000	-	(127,774)	-	807,469
Balance at 12/31/15	23,062,421	2,385,723	3,154,501	1,276,339	15,635,082	16,654	76,471	45,607,191
Additions	-	264,288	-	-	-	15,751	316,460	596,499
Write-offs, net	-	(2,383)	-	-	-	(11)	-	(2,394)
Net transfers	-	399,954	-	-	-	32,990	(335,155)	97,789
Amortization (Note 24)	-	(454,213)	(296,641)	(61,769)	(457,146)	(2,648)	-	(1,272,417)
Balance at 03/31/16	23,062,421	2,593,369	2,857,860	1,214,570	15,177,936	62,736	57,776	45,026,668

Balance at 06/30/16
Cost	23,062,421	13,478,574	4,513,278	1,660,433	20,052,123	275,836	57,776	63,100,441
Accumulated amortization	-	(10,885,205)	(1,655,418)	(445,863)	(4,874,187)	(213,100)	-	(18,073,773)
Total	23,062,421	2,593,369	2,857,860	1,214,570	15,177,936	62,736	57,776	45,026,668

At 12/31/15
Cost	23,062,421	12,824,884	4,513,278	1,660,433	20,052,123	181,177	76,471	62,370,787
Accumulated amortization	-	(10,439,161)	(1,358,777)	(384,094)	(4,417,041)	(164,523)	-	(16,763,596)
Total	23,062,421	2,385,723	3,154,501	1,276,339	15,635,082	16,654	76,471	45,607,191

(1)   This refers to amounts arising from business combinations, of which R$15,640,394 is of GVTPart., including goodwill (Note 3) and R$966 of TGLog.

b) Breakdown of Goodwill

	Company	Consolidated
Ajato Telecomunicação Ltda.	149	149
Spanish e Figueira (merged with TDBH) (1)	-	212,058
Santo Genovese Participações Ltda. (2)	71,892	71,892
Telefônica Televisão Participações S.A. (3)	780,693	780,693
Vivo Participações S. A. (4)	9,160,488	9,160,488
GVT Participações S. A. (5)	12,837,141	12,837,141
Total	22,850,363	23,062,421

(1) Goodwill from partial spin-off of “Spanish and Figueira”, which was reversed to the Company upon merger with Telefônica Data Brasil Holding S.A. (TDBH) in 2006.

(2) Goodwill generated from the acquisition of equity control in Santo Genovese Participações (parent company of Atrium Telecomunicações Ltda.), in 2004.

(3) Goodwill generated from the acquisition of Telefônica Televisão Participações (formerly Navytree) merged in 2008, economically based on a future profitability analysis.

(4) Goodwill generated from the acquisition/merger of Vivo Participações in 2011.

(5) Goodwill generated from the acquisition of GVT Participações in 2015 (Note 3).

14)  PERSONNEL, SOCIAL CHARGES AND BENEFITS

Page. 29

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

	Company		Consolidated
	06/30/16	12/31/15	06/30/16	12/31/15
Salaries and wages	42,261	27,512	44,024	58,201
Social charges and benefits	450,170	265,100	461,391	383,834
Profit sharing	173,727	205,124	176,791	232,404
Share-based payment plans (note 31)	47,779	39,898	47,904	39,987
Other compensation	79,436	2,197	79,436	4,228
Total	793,373	539,831	809,546	718,654

Current	765,811	520,023	781,899	698,846
Non-current	27,562	19,808	27,647	19,808

15)  TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	06/30/16	12/31/15	06/30/16	12/31/15
Sundry suppliers	6,348,106	6,374,471	6,590,249	7,438,202
Amounts payable	277,700	148,793	277,599	165,648
Interconnection / interlink (1)	395,277	421,650	395,277	520,816
Related parties (Note 29)	452,533	552,033	369,360	316,311
Total	7,473,616	7,496,947	7,632,485	8,440,977

Current	7,405,874	7,496,947	7,564,743	8,373,235
Non-current	67,742	-	67,742	67,742

(1)  The amount recorded as non-current refers to the judicial proceeding filed against SMP operators in which GVT claims the reduction of VU-M amount. On October 15, 2007, GVT obtained an injunction for depositing with the courts the difference between R$0.2899 of R$0.3899 per minute of VC1 calls and the amount effectively charged by SMP operators. The amounts of such deposits are recognized in assets as “Judicial deposits and garnishments”.

16) TAXES, CHARGES AND CONTRIBUTIONS

	Company		Consolidated
	06/30/16	12/31/15	06/30/16	12/31/15
Income taxes	-	10,094	18,497	58,666
Income and social contribution taxes payable	-	10,094	18,497	58,666
Indirect taxes	1,564,310	1,222,615	1,648,642	1,744,354
ICMS	1,060,909	904,637	1,095,435	1,186,818
PIS and COFINS	343,105	215,235	381,817	382,123
Fust and Funttel	87,695	35,881	87,702	86,317
ISS, CIDE and other taxes	72,601	66,862	83,688	89,096
Total	1,564,310	1,232,709	1,667,139	1,803,020

Current	1,505,615	1,175,293	1,581,106	1,716,002
Non-current	58,695	57,416	86,033	87,018

17)  DIVIDENDS AND INTEREST ON EQUITY (IOE)

Page. 30

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

a)   Dividends and Interest on Equity Receivable

Breakdown:

	Company
	06/30/16	12/31/15
AIX	-	489
TData	18,156	18,156
Total	18,156	18,645

Changes:
	Company	Consolidated
Balance at 12/31/15	18,645	489
2015 supplementary dividends of TData	389,395	-
Reversal of dividends approved by AIX	(489)	(489)
Receipt of dividends and interest on equity	(389,395)	-
Balance at 06/30/16	18,156	-

For the cash flow statement, interest on equity and dividends received from subsidiary are allocated to “Investment Activities.”

b)   Dividends and Interest on Equity Payable

Breakdown:

	Company/Consolidated
	06/30/16	12/31/15
Telefónica Internacional S.A.	964,416	455,371
Telefónica S.A.	1,084,208	471,238
SP Telecomunicações Participações Ltda	732,123	345,689
Telefónica Chile S.A.	2,041	964
Non-controlling shareholders	1,431,943	936,100
Total	4,214,731	2,209,362

Changes:
		Company/ Consolidated
Balance at 12/31/15		2,209,362
2015 supplementary dividends		1,287,223
Interim interest on equity (net of IRRF)		780,300
Unclaimed dividends		(66,060)
Payment of dividends and interest on equity		(917)
IRRF on shareholders exempt/immune from interest on equity		4,823
Balance at 06/30/16		4,214,731

For the cash flow statement, interest on equity and dividends paid to shareholders are allocated to “Financing Activities.”

Interest on equity and dividends not claimed by shareholders expire within 3 years from the initial payment date. Should dividends and interest on equity expire, these amounts are recorded in retained earnings for later distribution.

18) PROVISIONS AND CONTINGENCIES

Page. 31

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

The Company and its subsidiaries are parties to administrative and judicial proceedings and  labor, tax and civil claims filed in different courts. The Management of the Company and its subsidiaries, based on the opinion of legal counsel, recognized provisions for those cases which an unfavorable outcome is considered probable.

Breakdown of changes in provisions for cases which an unfavorable outcome is probable, in addition to contingent liabilities and provisions for dismantling, are as follows:

	Company
	Provisions for contingencies
	Labor	Tax	Civil and regulatory	Contingent liabilities (PPA) (1)	Provision for decommissioning (2)	Total
Balances at 12/31/14	1,013,126	2,379,898	1,197,471	277,608	246,929	5,115,032
Inflows	203,399	122,274	352,722	-	37,332	715,727
Write-offs due to payment	(141,788)	-	(191,195)	-	-	(332,983)
Write-offs due to reversal	(36,855)	(22)	(110,728)	(7,332)	(8,143)	(163,080)
Monetary restatement	46,127	103,268	87,554	5,512	-	242,461
Balances at 06/30/15	1,084,009	2,605,418	1,335,824	275,788	276,118	5,577,157
Inflows	156,140	51,511	392,580	-	286,650	886,881
Write-offs due to payment	(133,863)	(76,471)	(154,520)	-	-	(364,854)
Write-offs due to reversal	(24,707)	(33)	(104,238)	(7,401)	(264,017)	(400,396)
Monetary restatement	58,913	104,499	91,112	18,596	-	273,120
Balances at 12/31/15	1,140,492	2,684,924	1,560,758	286,983	298,751	5,971,908
Inflows	207,448	177,134	385,354	7,357	11,472	788,765
Write-offs due to payment	(157,439)	(104,629)	(179,073)	-	-	(441,141)
Write-offs due to reversal	(30,303)	(5,244)	(143,350)	(3,637)	(1,348)	(183,882)
Monetary restatement	63,527	97,378	112,224	23,067	26,605	322,801
Merger (note 1c)	35,236	14,597	97,985	555,486	89,541	792,845
Balances at 06/30/16	1,258,961	2,864,160	1,833,898	869,256	425,021	7,251,296

At 06/30/16
Current	130,133	-	878,581	-	-	1,008,714
Non-current	1,128,828	2,864,160	955,317	869,256	425,021	6,242,582

At 12/31/15
Current	121,562	-	772,507	-	-	894,069
Non-current	1,018,930	2,684,924	788,251	286,983	298,751	5,077,839

Page. 32

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

	Consolidated
	Provisions for contingencies
	Labor	Tax	Civil and regulatory	Contingent liabilities (PPA) (1)	Provision for decommissioning (2)	Total
Balances at 12/31/14	1,013,126	2,396,041	1,197,471	277,608	251,684	5,135,930
Inflows	204,242	122,274	362,160	4,550	37,332	730,558
Write-offs due to payment	(143,245)	-	(202,216)	-	-	(345,461)
Write-offs due to reversal	(37,683)	(22)	(110,728)	(7,332)	(8,143)	(163,908)
Monetary restatement	46,127	104,437	88,040	7,769	13,824	260,197
Business combination (3)	15,739	2,834	80,377	429,078	85,562	613,590
Balances at 06/30/15	1,098,306	2,625,564	1,415,104	711,673	380,259	6,230,906
Inflows	184,064	80,171	425,778	18,761	293,842	1,002,616
Write-offs due to payment	(151,726)	(76,471)	(170,590)	-	-	(398,787)
Write-offs due to reversal	(25,450)	(33)	(110,179)	(7,401)	(264,018)	(407,081)
Monetary restatement	58,918	106,960	92,938	37,279	(4,662)	291,433
Business combination (3)	2,039	-	-	83,570	-	85,609
Balances at 12/31/15	1,166,151	2,736,191	1,653,051	843,882	405,421	6,804,696
Inflows	225,346	177,134	400,581	12,685	11,472	827,218
Write-offs due to payment	(163,267)	(118,799)	(188,852)	-	-	(470,918)
Write-offs due to reversal	(30,407)	(5,244)	(143,389)	(10,006)	(14,044)	(203,090)
Monetary restatement	63,686	94,487	113,390	22,695	26,928	321,186
Balances at 06/30/16	1,261,509	2,883,769	1,834,781	869,256	429,777	7,279,092

At 06/30/16
Current	130,133	-	878,581	-	-	1,008,714
Non-current	1,131,376	2,883,769	956,200	869,256	429,777	6,270,378

At 12/31/15
Current	128,652	-	785,725	-	-	914,377
Non-current	1,037,499	2,736,191	867,326	843,882	405,421	5,890,319

(1)    These refer to contingent liabilities arising from Purchase Price Allocation (PPA) generated in the acquisition of the controlling interest of Vivo Participações in 2011 and of GVTPart. (note 3).

(2)    These refer to costs to be incurred to return sites used for installing towers, equipment and buildings to their owners, in the same condition as when the original lease agreement was signed.

(3)    These refer to amounts arising from business combinations, of which R$697,160 is for GVTPart. (note 3) and R$2,039 for TGLog.

18.1) Labor Provisions and Contingencies

	Amounts involved
	Company		Consolidated
Nature/Degree of Risk	06/30/16	12/31/15	06/30/16	12/31/15
Probable provisions	1,258,961	1,140,492	1,261,509	1,166,151
Possible contingencies	344,413	226,731	355,923	340,643

Labor provisions and contingencies involve labor claims filed by former employees and employees at outsourced (the latter alleging subsidiary or joint liability) claiming for, among other issues, overtime, salary equalization, post-retirement benefits, allowance for health hazard and risk premium, and matters relating to outsourcing.

The Company is also a defendant in labor claims filed by retired former employees who are covered by the Retired Employees Medical Assistance Plan (“PAMA”), who among other things are demanding the cancellation of amendments to this plan. Most of these claims await a decision by the Regional Labor Court of São Paulo and the Superior Labor Court. Based on the opinion of its legal counsel and recent decisions of the courts, management considers the risk of loss in these cases as possible. No amount has been allocated for these claims, since is not possible to estimate the cost to the Company in the event of loss.

Additionally, the Company is party to Public Civil Actions filed by the Labor Public Prosecutor’s Office, mainly in relation to the determination that the Company must cease the engagement of intermediaries to carry out its core activities. No amounts were allocated to the possible degree of risk in these Public Civil Actions in the above table, since at this stage of the proceedings it is not possible to estimate the cost to the Company in the event of loss.

Page. 33

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

18.2) Tax Provisions and Contingencies

	Amounts involved
	Company		Consolidated
Nature/Degree of Risk	06/30/16	12/31/15	06/30/16	12/31/15
Probable provisions	2,864,160	2,684,924	2,883,769	2,736,191
Federal	2,703,173	2,539,050	2,722,782	2,559,770
State	133,414	127,505	133,414	156,444
Municipal	27,573	18,369	27,573	19,977

Possible contingencies	29,049,529	23,790,290	29,528,673	26,620,066
Federal	6,598,914	5,164,158	6,612,569	5,908,994
State	13,918,199	11,317,423	14,281,780	12,921,976
Municipal	846,933	730,030	847,246	769,113
ANATEL	7,685,483	6,578,679	7,787,078	7,019,983

Probable tax contingencies

Federal Taxes

The Company and/or its subsidiaries are parties to administrative and judicial proceedings relating to: (i) statements of dissatisfaction resulting from failure to approve requests for compensation and refund request; (ii) social contributions on alleged failure to withhold 11% of the value of invoices received from service providers hired through transfer of labor; (iii) CIDE levied on the remittance of amounts abroad related to technical and administrative assistance and similar services, etc., and royalties; (iv) failure to include costs of interconnection and industrial use of dedicated lines in the calculation base for FUST and FUNTTEL; (v) contributions to the Empresa Brasileira de Comunicação created by Law No. 11.652/08; (vi) Fistel (TFI and TFF) charges on mobile stations; (vii) withholding tax (IRRF) on interest on  equity; (viii) Public Charge for Management of Numbering Resources (PPNUM) applied by ANATEL, under Resolution No. 451/06; (ix) Social Investment Fund (FINSOCIAL) offset amounts; (x) failure to withhold social contribution on services provided, for compensation, salaries and other contribution salaries; (xi) COFINS, which is payable on the adoption of turnover as a basis of calculation, without accounting for financial income; (xii) additional charged to the PIS and COFINS calculation base, and on the COFINS rate, as required by Law No. 9.718/98; (xiii) income tax; and (xiv) contribution in support of broadcasting (EBC).

At June 30, 2016, consolidated provisions totaled R$2,722,782 (R$2,559,770 at December 31, 2015).

State Taxes

The Company and/or its subsidiaries are parties to administrative and judicial proceedings referring to: (i) ICMS tax credits on electricity and other ICMS credits without documentation; (ii) telecommunications services not subject to ICMS; (iii) disallowance of ICMS on tax incentives for cultural projects; (iv) an administrative environmental fine; (v) disallowance of ICMS credit referring to Agreement 39; (vi) co-billing; (vii) tax rate differences; (viii) reversal of ICMS credit on fixed assets; and (ix) ICMS on rent of infrastructure necessary for internet (data) services.

At June 30, 2016, consolidated provisions totaled R$133,414 (R$156,444 at December 31, 2015).

Municipal Taxes

The Company and/or its subsidiaries are parties to various municipal tax proceedings, at the judicial level, referring to: (i) Property tax (IPTU); (ii) Services tax (ISS) on equipment leasing services, non-core activities and supplementary activities; (iii) surveillance, control and monitoring fee (“TVCF”); and (iv) withholding of ISS on contractors’ services.

At June 30, 2016, consolidated provisions totaled R$27,573 (R$19,977 at December 31, 2015).

Page. 34

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

Possible tax contingencies

Management and its legal counsel understand that losses are possible in the following federal, state, municipal and ANATEL proceedings:

Federal Taxes

The Company and/or its subsidiaries are parties to various administrative and judicial proceedings, at the federal level, which are awaiting decisions in different court levels.

The most important of these proceedings are: (i) statements of dissatisfaction resulting from failure to approve requests for compensation submitted by the Company; (ii) INSS (social security contribution) on compensation payment for salary losses arising from the “Plano Verão” and the “Plano Bresser”, SAT, social security amounts owed to third parties (INCRA and SEBRAE), supply of meals to employees, withholding of 11% (assignment of labor); (iii) IRRF on the funds remittance abroad related to technical services and to administrative support and similar services, etc., and royalties; (iv) PIS levied on roaming; (v) CPMF levied on operations resulting from technical cooperation agreement with the National Treasury Department (“STN”) (offsetting through the Integrated System of Federal Government Financial Administration - SIAFI) and on foreign exchange contracts required by the Central Bank of Brazil; (vi) IRPJ and CSLL related to deductions of revenues from provision reversals; (vii) income and social contribution taxes (IRPJ and CSLL) – disallowance of costs and sundry expenses not evidenced; (viii) deduction of COFINS on swap operation losses; (ix) PIS / COFINS accrual basis versus cash basis; (x) corporate income tax (IRPJ) owing on over-payments to FINOR, FINAN and FUNRES; (xi) IRPJ on derivatives transactions; (xii) IRPJ and CSLL, disallowance of expenses on goodwill paid for the acquisition of Celular CRT S.A. and the privatization process and corporate restructuring of Vivo S.A., and for the takeovers of Navytree and TDBH; (xiii) goodwill on the acquisition of GVT Holding by Vivendi; (xiv) ex-tariff, cancellation of the benefits under CAMEX Resolution No. 6, increase in the import duty from 4% to 28%; (xv) IPI levied on shipment of fixed access units from the Company's establishment to customers under the free lease system; (xvi) PIS and COFINS levied on value-added services and monthly subscription services; (xvii) INSS on Stock Options – requirement of social security contributions on amounts paid to employees under the stock option plan; (xviii) IOF – required on loan transactions, inter-company loans and credit transactions; and (xix) Contribution in support of broadcasting (EBC).

At June 30, 2016, consolidated amounts involved totaled R$6,612,569 (R$5,908,994 at December 31, 2015).

State Taxes

The Company and/or its subsidiaries are parties to various administrative and judicial proceedings, at the state level, which are awaiting decisions in different court levels.

The most important of these proceedings are: (i) tax on the supply of facilities, utility and convenience services and leasing of Speedy modems; (ii) international calls (DDI); (iii) undue credit related to purchase of fixed assets and failure to reverse a proportion of the credit, and collection of ICMS on interstate transfers of fixed assets between subsidiaries; (iv) amounts unduly appropriated as late payments of ICMS; (v) services provided outside São Paulo state with payment of ICMS to the State of São Paulo; (vi) co-billing; (vii) tax substitution based on fictitious tax basis (tax guideline); (viii) use of credits from electricity purchases; (ix) core activities, value-added and supplementary services (Agreement 69/98); (x) tax credits for challenges/opposition referring to telecommunications services not provided or charged in error (Agreement 39/01); (xi) goods shipped at values below purchase price (unconditional discounts); (xii) deferred collection of ICMS on interconnection (Declaration of Transit and Services Provided - DETRAF); (xiii) credits from tax benefits granted by other federal bodies; (xiv) disallowance of tax incentives related to cultural projects; (xv) transfer of assets between own establishments; (xvi) credits for tax on communication services used in providing services of the same nature; (xvii) cards donation for pre-paid service activation; (xviii) reversal of credit arising from free lease transactions, in transfer of networks (uses by the Company itself and exemption for public bodies); (xix) Detraf fine; (xx) ICMS on own consumption; (xxi) ICMS on exemption for public bodies; (xxii) issue of tax receipts with negative ICMS values due to granting of conditional discounts; (xxiii) rewriting of tax ledger without advance authorization from tax authorities; (xxiv) on signing; and (xxv) tax on unmeasured services.

Page. 35

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

At June 30, 2016, consolidated amounts involved totaled R$14,281,780 (R$12,921,976 at December 31, 2015).

Municipal Taxes

The Company and/or its subsidiaries are parties to various administrative and judicial proceedings, at the municipal level, which are awaiting decisions in different court levels.

The most important of these proceedings are: (i) ISS on non-core activity, value-added and supplementary services; (ii) ISS withholding at source; (iii) IPTU; (iv) land use tax; (v) various municipal charges; (vi) charge for use of mobile network and lease of infrastructure; (vii) advertising services; (viii) services provided by third parties; (ix) advisory services in corporate management provided by Telefónica International; (x) ISS on calls identification and mobile phone licensing services; and (xi) ISS on full-time services, provisions, returns and cancelled tax receipts.

At June 30, 2016, consolidated amounts involved totaled R$847,246 (R$769,113 at December 31, 2015).

ANATEL

Universal Telecommunications Services Fund (“FUST”)

Injunctions for recognition of the right not to include charges for interconnection and industrial use of dedicated lines (EILD) in the calculation base for FUST, as provided for under Precedent No. 7, of December 15, 2005, for non-compliance with the provisions of Article 6, sole paragraph, of Law No. 9.998/00, awaiting a decision in the court of appeal.

Various delinquency notices were issued by ANATEL in the administrative level to collect charges on interconnections, EILD and other revenues not earned from the provision of telecommunication services.

At June 30, 2016, consolidated amounts involved totaled R$3,995,234 (R$3,647,291 at December 31, 2015).

Fund for Technological Development of Telecommunications (“FUNTTEL”)

The Company and/or its subsidiaries are parties to administrative and judicial proceedings, awaiting judgment in the lower administrative court and court of appeal. These proceedings concern the collection of a contribution to FUNTTEL on other revenues (not from telecommunications), and income and expenses transferred to other operators (interconnection).

At June 30, 2016, consolidated amounts involved totaled R$1,066,537 (R$911.836 at December 31, 2015).

Telecommunications Inspection Fund (“FISTEL”)

ANATEL collects TFI in the event of extension of the validity periods of licenses to use telephone exchanges for fixed switched telephone services and of the right to use radiofrequencies for personal mobile phone services.

This collection is based on ANATEL’s understanding that such extensions trigger a liability to TFI. The Company understands that this collection is improper, and is challenging the charge in court.

At June 30, 2016, consolidated amounts involved totaled R$2,719,485 (R$2,455,229 at December 31, 2015), excluding the corresponding court deposits..

Public Charge for Management of Numbering Resources (“PPNUM”)

The Company, along with other mobile operators in Brazil, has filed a challenge to the collection of PPNUM by ANATEL, which is in the nature of a charge. The Company made a judicial deposit referring to the amounts due. On April 23, 2009 the court ruled in favor of the operators, and the case is now awaiting judgment in the court of appeal.

Page. 36

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

At June 30, 2016, consolidated amounts involved totaled R$5,822 (R$5,627 at December 31, 2015).

18.3) Civil and Regulatory Provisions and Contingencies

	Amounts involved
	Company		Consolidated
Nature/Degree of Risk	06/30/16	12/31/15	06/30/16	12/31/15
Probable provisions	1,833,898	1,560,758	1,834,781	1,653,051
Civil	1,098,776	965,730	1,099,659	1,010,356
Regulatory	735,122	595,028	735,122	642,695

Possible contingencies	7,276,288	6,020,956	7,277,426	6,297,944
Civil	2,874,452	2,488,761	2,875,590	2,581,838
Regulatory	4,401,836	3,532,195	4,401,836	3,716,106

Provisions for probable civil contingencies

•           The Company and/or its subsidiaries are parties to proceedings involving rights to the supplementary amounts from shares calculated on network expansion plans since 1996 (share supplement proceedings). These proceedings are at different stages: 1st level court, court of justice and superior court of justice. At June 30, 2016, consolidated provisions totaled R$235,026 (R$190,004 at December 31, 2015).

•           The Company and/or its subsidiaries are parties to various civil proceedings related to consumers at the administrative and judicial level, referring to failure to supply services and/or products sold. At June 30, 2016, consolidated provisions totaled R$441,796 (R$435,782 at December 31, 2015).

•           The Company and/or its subsidiaries are parties to various civil proceedings of non-consumer at administrative and judicial level, all arising in the ordinary course of business. At June 30, 2016, consolidated provisions totaled R$422,837 (R$384,570 at December 31, 2015).

Provisions for probable regulatory contingencies

The Company and GVTPart. are parties to administrative proceedings against ANATEL, filed based on alleged failure to meet sector regulations, and to judicial proceedings to discuss sanctions applied by ANATEL at the administrative level. At June 30, 2016, consolidated provisions totaled R$735,122 (R$642,695 at December 31, 2015).

Possible civil contingencies

Management and its legal counsel understand that losses are possible in the following civil proceedings:

•       A Public Civil Action involving the Company related to the Community Telephone Plan (“PCT”), on possible rights to indemnify acquirers of expansion plans and did not receive shares in return for its financial investments, in the municipality of Mogi das Cruzes. The total consolidated amount approximates to R$471,756 at June 30, 2016 (R$421,085 at December 31, 2015). The Court of Justice of São Paulo (“TJSP”) overturned the decision and judged the case inadmissible. The Mogi das Cruzes Municipal Telephony Association (“plaintiff” or “Association”) filed a special appeal against the decision of the TJSP. On December 7, 2015, the Association’s appeal was turned down by the Superior Court of Justice. The Association has sought an Amendment of Judgment which were not known by the Superior Court on March 17, 2016. On April 15, 2016, transitioned decision became final, not allowing more resources.

Page. 37

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

•       A Class Action filed by the Association of Participants in SISTEL (“ASTEL”) in the State of São Paulo, challenging changes made in the Company’s Retired Employees’ Medical Assistance Plan (“PAMA”) and, briefly summarized, claim for the reestablishment of the prior status quo ante. The process is still in the appeal stage, waiting for Interlocutory Appeal judgment filed by Company against admissibility decision of the special and extraordinary appeals filed in the face as the 2nd degree decision, which reversed the dismissal sentence. The value is inestimable and the requests illiquid for its unenforceability, considering that involves returning the conditions of the previous plan.

•       Civil Public Actions filed by ASTEL in the State of São Paulo and by the National Federation of Associations of Retired Employees, Pensioners and Members of Pension Funds in the Telecommunications Sector (“FENAPAS”), both against Sistel, the Company and other operators, in order to annul the spin-off of a PBS private pension plan, alleging, in brief, the “dismantling of the Sistel Foundation’s supplementary pension system”, which had originated a number of specific minor PBS plans mirroring, corresponding to allocation of funds arising from a technical surplus and tax contingency existing at the time of the spin-off. The amount cannot be estimated and the claims are gross because they are unenforceable, given that they involve a return to the spun-off assets of Sistel consisting of the telecommunications operators belonging to the former Telebrás System.

•       The São Paulo State Prosecutor’s Office filed a public civil action claiming indemnity for moral and material damage suffered by all users of telecommunications services from 2004 to 2009 due to the poor quality of service and failures in the communications system. The Prosecutor’s Office suggested that a fine of R$1 billion should be imposed. The decision handed down on April 20, 2010 was for an indemnity to be paid for damage suffered by all users registering as parties to the action. Company filed an appeal that on April,13, 2015 was judged, and by unanimous vote retired the first degree sentence to reject the demand. The prosecution appealed against the judgment of the Appeal, filed a special and extraordinary appeal. Present counterarguments to the special and extraordinary appeals. The special and extraordinary appeals were not admitted, awaiting intimation about possible an appeal by prosecutors.

Alternatively, if the number users registering within a year were not compatible with the extent of the damage caused, the judge determined an amount of R$60 million to be deposited in the Special Expense Fund to Indemnify Damage to Collective Interests. It is not possible to estimate the number of consumers that may apply for individual registration, or the amounts that they may claimed. The parties have appealed. The effects of the sentence are suspended. No value has been assigned in the above table on the possible risk from this public civil action because, at present, it is not possible to estimate the cost to the Company in the event of loss, and it is equally not possible to set up a provision. On April 13, 2015, the Company’s appeal was judged, and the court unanimously overturned the lower court’s conviction of the Company to pay the moral and material damage supposedly suffered by all the consumers affected by the “problems” in the services provided. The Prosecutor’s Office filed a special and extraordinary appeal and we have filed counterarguments.

•       The Company is a party to civil proceedings in various levels, in which individual users, consumer rights associations or PROCON are making demands related to services supplied, and to other cases involving miscellaneous issues in the normal course of business. At June 30, 2016, consolidated provisions totaled R$2,388,649 (R$2,146,850 at December 31, 2015).

•       TGLog is a party to a civil execution action in the 3rd Civil Court of Barueri (SP) alleging lack of payment of trade bills for transportation services. TGLog’s defense is that it made legitimate deductions from the trade bills for breaches of contract and losses caused by damage to its customers' goods transported by the plaintiff, which is also the subject of another lawsuit. At June 30, 2016, the amount was R$1,138 (R$1,022 at December 31, 2015).

•       The Company has received tax assessment notices related to noncompliance with the Customer Service Decree ("SAC"). We are currently litigating several cases (administrative and judicial proceedings). At June 30, 2016 the consolidated amount was R$14,047 (R$12,881 at December 31, 2015).

Page. 38

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

•       Intelectual Property: On November 20, 2001, Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda (“Lune”), a Brazilian company, filed an action on against 23 telecommunications operators of mobile services, claiming to own the patent for caller identifier and the "Bina". The purpose of that lawsuit was to interrupt provision of such service by operators of mobile services and to seek indemnification equivalent to the amount paid by consumers for using the service.

The court issued an unfavorable judgment determining that the Company should refrain from selling mobile phones with caller identifier service ("Bina"), subject to daily fine of R$10,000.00 in case of noncompliance. In addition, the Company must pay indemnification for royalties to be calculated in settlement.. All parties filed motions for clarification and Lunes' sought injunctive relief as appropriate at this stage of the proceedings. Lunes filed an interlocutory appeal in relation to this decision, which granted suspensive effect to the injunctive relief and suspended the effects of the unfavorable decision until final judgment of the Appeal. that was approved on June, 30, 2016 by the 4th Chamber of the Court of Justice of the Federal District, to annul the first instance decision and refer the case to the first instance to perform a new skill. pending trial. The extent of any liability that may arise from this claim cannot be determined at this point in time.

•       The Company and other wireless telecommunications operators, are defendants in several lawsuits filed by public prosecutors and consumer protection associations challenging imposition of a period in which prepaid minutes may be used. The complainants claim that prepaid minutes should not expire after a specific period of time. Contradictory decisions have been made by the courts, although we believe that our criteria for imposing a period determination comply with ANATEL regulations. Based on the opinion of our legal advisors, we understand the probability of the class actions having an unfavorable outcome is remote.

Possible Regulatory contingencies

Management and its legal advisors understand that the chances of losing the following cases involving regulatory matters may be rated 'possible':

•       The Company and GVTPart. are parties to administrative proceedings filed by ANATEL alleging noncompliance with the obligations set forth in industry regulations, as well as legal claims which discuss the sanctions applied by ANATEL at the administrative sphere. At June 30, 2016, the consolidated amount was R$4,401,836 (R$3,716,106 for the Company at December 31, 2015).

•       Administrative and judicial proceedings discussing payment of 2% charge on interconnection services revenue arising from the extension of right of use of SMP related radio frequencies. Under clause 1.7 of the authorization term that grant right of use of SMP related radio frequencies, the extension of right of use of such frequencies entails payment every two years, during the extension period (15 years) of a 2% charge calculated on net revenues from the service provider’s Basic and Alternative Plans of the service company, determined in the year before that of payment.

However, ANATEL determined that in addition to revenues from Service Plans, the charge corresponding to 2% should also be levied on interconnection revenues and other operating revenues, which is not stipulated in clause 1.7 of referred Authorization Term.

Based on the provisions of the Authorization Term, the interconnection services revenues should not be included in the calculation of the 2% charge for radiofrequency use right extension, the Company filed administrative and legal proceedings challenging these charged, based on ANATEL’s position.

18.4) Guarantees

The Company and its subsidiaries provided guarantees for tax, civil and labor proceedings, as follows:

Page. 39

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

	Consolidated
	06/30/16			12/31/15
	Property and equipment	Judicial deposits and garnishments	Letters of guarantee	Property and equipment	Judicial deposits and garnishments	Letters of guarantee
Civil, labor and tax	196,386	6,049,679	2,555,751	163,802	5,753,463	2,750,864
Total	196,386	6,049,679	2,555,751	163,802	5,753,463	2,750,864

At June 30, 2016, in addition to the guarantees presented above, the Company and its subsidiaries had amounts under short-term investment frozen by courts (except for loan-related investments) in the consolidated amount of R$56,251 (R$71,059 at December 31, 2015).

19)  DEFERRED REVENUES

	Company		Consolidated
	06/30/16	12/31/15	06/30/16	12/31/15
Services and goods (1)	350,519	466,943	350,519	466,943
Disposal of PP&E (2)	228,041	87,906	228,041	87,906
Activation revenue (3)	59,651	70,507	61,104	72,737
Customer loyalty program (4)	54,117	95,893	54,117	95,893
Government grants (5)	133,647	133,099	133,647	133,099
Donations of equipment (6)	8,135	8,281	8,135	8,281
Other revenues (7)	58,518	58,935	60,153	58,935
Total	892,628	921,564	895,716	923,794

Current	454,075	562,601	457,127	564,557
Non-current	438,553	358,963	438,589	359,237

(1)  This refers to the balances of revenues from recharging prepaid services and multi-element operations, which are recognized in income as services are provided to customers. It includes the amount of the agreement the Company entered into for industrial use of its mobile network by a different SMP operator in Regions I, II and III of the general authorizations plan (“ PGA” ), which is intended solely to the rendering of SMP services by the operator for its users.

(2)  This refers to the net balances of the residual values from sale of non- strategic towers and rooftops, which will be transferred to income as the conditions for recognition are fulfilled. For the six-month period ended June 30, 2016, it includes the amount of R$140,844 related to the sale of the Company owned towers to Towerco Latam Brasil Ltda, a subsidiary directly held by Telefónica (note 29).

(3)  This refers to the deferred activation revenue (fixed) recognized in income over the estimated period in which a customer remains in the base.

(4)  This refers to points earned under the Company's loyalty program, which enables customers to accumulate points by paying bills referring to use of services offered. The balance represents the Company's estimate of customers’ exchanging points for goods and / or services in the future.

(5)  This refers to government subsidy arising from funds obtained from BNDES credit lines to be used in the acquisition of domestic equipment and registered at BNDES (Finame), and applied in projects to expand network capacity. These amounts have been amortized over the useful life cycle of the equipment and subsidies arising from projects related to state taxes, which are being amortized over the contractual period.

(6)  This refers to the balances of network equipment donated by suppliers, which are amortized over their useful life cycles.

(7)  This Includes amount of the reimbursement process of unemployment costs of radio frequency sub-bands 2.500MHz to 2.690MHz due to the deactivation of the Multichannel Multipoint Distribution Service (MMDS).

Page. 40

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

20) LOANS, FINANCING, DEBENTURES, FINANCIAL LEASE AND CONTINGENT CONSIDERATION

a) Loans, Financing, Financial Lease and Contingent Consideration

	Company
	Information as of June 30, 2016			06/30/16			12/31/15
	Currency	Annual interest rate	Maturity	Current	Non-current	Total	Current	Non-current	Total

Local currency				1,050,924	2,687,204	3,738,128	1,619,342	1,651,714	3,271,056

Loans and financing - Financial Institutions (20.a.1)				762,000	2,013,059	2,775,059	473,807	1,034,754	1,508,561
Financing – BNDES FINEM - Contract 11.2.0814.1	URTJLP (1)	TJLP+ 0 a 4.08%	7/15/2019	342,792	749,702	1,092,494	328,768	898,735	1,227,503
Financing – BNDES FINEM - Contract 08.2.1073.1	R$	IPCA + 2,95% + TR	7/15/2016	33,908	-	33,908	-	-	-
Financing – BNDES FINEM - Contract 08.2.1073.1	URTJLP (1)	TJLP+ 2,05% a 2,95%	7/15/2017	58,206	-	58,206	-	-	-
Financing – BNDES FINEM - Contract 11.2.0963.1	URTJLP (1)	TJLP+ 0 a 3,38%	8/15/2020	181,596	566,531	748,127	-	-	-
Financing – BNDES FINEM - Contract 11.2.0963.1	R$	5.00%	11/15/2019	14,695	35,268	49,963	-	-	-
Financing – BNDES FINEM - Contract 14.2.1192.1	URTJLP (1)	TJLP+ 0 a 3,12%	1/15/2023	4,652	261,237	265,889	-	-	-
Financing – BNDES FINEM - Contract 14.2.1192.1	R$	4,00% a 6,00%	1/15/2023	7,190	114,127	121,317	-	-	-
Financing – BNDES FINEM - Contract 14.2.1192.1	R$	Selic Acum. D-2 + 2,32%	1/15/2023	743	156,694	157,437	-	-	-
Financing – BNDES PSI	R$	2,5% a 5,5%	1/15/2023	90,047	91,027	181,074	90,779	136,019	226,798
Financing – BNDES PSI	R$	TJLP+ 5,7% a 9,00%	4/15/2016	-	-	-	221	-	221
Financing – BNB	R$	7,06% a 10%	8/18/2022	28,171	38,473	66,644	54,039	-	54,039

Financing – Suppliers (20.a.2)	R$	109,8% CDI	10/22/2016	249,638	-	249,638	1,113,244	-	1,113,244

Financial lease (20.a.3)	R$	IPCA e IGP-M	8/31/2033	39,286	280,197	319,483	32,291	239,239	271,530

Contingent Consideration (20.a.4)	R$	Selic		-	393,948	393,948	-	377,721	377,721

Foreign Currency				470,402	866,250	1,336,652	191,695	1,490,273	1,681,968

Loans and financing - Financial Institutions (20.a.1)				470,402	866,250	1,336,652	191,695	1,490,273	1,681,968
Financing – BNDES FINEM - Contract 11.2.0814.1	UMBND (2)	ECM (3) + 2.38%	7/15/2019	134,256	293,727	427,983	159,897	434,221	594,118
Resolution 4131 - Scotiabank e Bank of America	US$	2.05% e Libor + 2.00%	12/18/2017	336,146	572,523	908,669	31,798	1,056,052	1,087,850
Total				1,521,326	3,553,454	5,074,780	1,811,037	3,141,987	4,953,024

	Consolidated
	Information as of June 30, 2016			06/30/16			12/31/15
	Currency	Annual interest rate	Maturity	Current	Non-current	Total	Current	Non-current	Total

Local currency				1,050,924	2,687,204	3,738,128	2,030,372	2,964,236	4,994,608

Loans and financing - Financial Institutions (20.a.1)				762,000	2,013,059	2,775,059	765,601	2,325,920	3,091,521
Financing – BNDES FINEM - Contract 11.2.0814.1	URTJLP (1)	TJLP+ 0 a 4.08%	7/15/2019	342,792	749,702	1,092,494	328,768	898,735	1,227,503
Financing – BNDES FINEM - Contract 08.2.1073.1	R$	IPCA + 2.95% + TR	7/15/2016	33,908	-	33,908	30,722	-	30,722
Financing – BNDES FINEM - Contract 08.2.1073.1	URTJLP (1)	TJLP+ 2.05% a 2.95%	7/15/2017	58,206	-	58,206	57,916	28,796	86,712
Financing – BNDES FINEM - Contract 11.2.0963.1	URTJLP (1)	TJLP+ 0 a 3.38%	8/15/2020	181,596	566,531	748,127	180,206	648,361	828,567
Financing – BNDES FINEM - Contract 11.2.0963.1	R$	5.00%	11/15/2019	14,695	35,268	49,963	14,718	42,564	57,282
Financing – BNDES FINEM - Contract 14.2.1192.1	URTJLP (1)	TJLP+ 0 a 3.12%	1/15/2023	4,652	261,237	265,889	4,112	262,383	266,495
Financing – BNDES FINEM - Contract 14.2.1192.1	R$	4.00% a 6.00%	1/15/2023	7,190	114,127	121,317	511	120,051	120,562
Financing – BNDES FINEM - Contract 14.2.1192.1	R$	Selic Acum. D-2 + 2.32%	1/15/2023	743	156,694	157,437	710	146,815	147,525
Financing – BNDES PSI	R$	2.5% a 5.5%	1/15/2023	90,047	91,027	181,074	90,779	136,019	226,798
Financing – BNDES PSI	R$	TJLP+ 5.7% a 9.00%	4/15/2016	-	-	-	221	-	221
Financing – BNB	R$	7.06% a 10%	8/18/2022	28,171	38,473	66,644	56,938	42,196	99,134

Financing – Suppliers (20.a.2)	R$	109,8% CDI	10/22/2016	249,638	-	249,638	1,228,682	-	1,228,682

Financial lease (20.a.3)	R$	IPCA e IGP-M	8/31/2033	39,286	280,197	319,483	36,089	260,595	296,684

Contingent Consideration (20.a.4)	R$	Selic		-	393,948	393,948	-	377,721	377,721

Foreign Currency				470,402	866,250	1,336,652	191,695	1,490,273	1,681,968

Loans and financing - Financial Institutions (20.a.1)				470,402	866,250	1,336,652	191,695	1,490,273	1,681,968
Financing – BNDES FINEM - Contract 11.2.0814.1	UMBND (2)	ECM (3) + 2.38%	7/15/2019	134,256	293,727	427,983	159,897	434,221	594,118
Resolution 4131 - Scotiabank e Bank of America	US$	2.05% e Libor + 2.00%	12/18/2017	336,146	572,523	908,669	31,798	1,056,052	1,087,850
Total				1,521,326	3,553,454	5,074,780	2,222,067	4,454,509	6,676,576

(1) URTJLP - Long-Term Interest Rate Reference Unit used by BNDES as contractual currency for loans.

(2) UMBND - Monetary unit based on a basket of currencies used by BNDES as contractual currency for loans based on funding obtained in a foreign currency.

(3) ECM - rate announced by BNDES each quarter for currency-basket charges.

Page. 41

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

20.a.1) Loans and Financing

Brazilian Development Bank ("BNDES")

BNDES - FINEM

•       Contract 11.2.0814.1: On October 14, 2011, credit facilities were approved amounted of R$3,031,110, adjusted to R$2,152,098 in 2013, with rates of: (i) TJLP + 4.08% p.a.; and (ii)  UMBND + 2.38% p.a., maturating in 8 years, with a grace period expiring on July 15, 2014. After a grace period, interest and amortization of principal will be paid in 60 consecutive monthly installments.

The total amount of these funds have been withdrawn by the Company and used in investments in expansion and improvement the current network, implementation of the infrastructure required for new technologies from 2011 to 2013, and construction of a data center in the city of Tamboré (SP) and social projects.

•       Contract 08.2.1073.1: On December 12, 2008, credit facilities were approved amounted to R$615,909, with rates of: (i) IPCA + 2.95 p.a. + TR, maturating in 8 years, with a grace period expiring on June 15, 2011. After a grace period, interest and amortization of principal will be paid in 6 consecutive monthly installments; e (ii)  TJLP + 2.05 to 2.95 p.a., maturating in 9 years, with a grace period expiring on June 15, 2011. After a grace period, interest and amortization of principal will be paid in 72 consecutive monthly installments.

The whole of this credit line has been drawn and the resources allocated to investments in products and domestic production services. After authorization from BNDES, in June 21, 2010 was the partial early settlement of this contract. The values presented in this regard the partial settlement held on July 15, 2010 more contractual and regular amortization that began on July 15, 2011.

•       Contract 11.2.0963.1: On November 9, 2011, credit facilities were approved in the amount of R$1,184,107, with rates of: (i)  TJLP + 0 to 3.38% p.a., maturating in 9 years, with a grace period expiring on August 15, 2014. After a grace period, interest and amortization of principal will be paid in 72 consecutive monthly installments; and (ii) 5.00% p.a., maturating in 8 years, with a grace period expiring on August 15, 2014. After a grace period, interest and amortization of principal will be paid in 63 consecutive monthly installments.

These funds were intended to complement the investment plan for the triennium 2011-2013, aimed at expanding the areas, modernization of telecommunications and internet services, and the launch of new services. The Company made withdrawals relating to this agreement and the remaining R$45,490, was canceled on April 9, 2014.

•       Contract 14.2.1192.1: On December 30, 2014, credit facilities were approved in the amount of R$1,000,293, with rates of: (i)  TJLP + 0 to 3.12% p.a., (ii)  4.00% p.a., (iii)  Selic + 2.32% p.a.,; and (vi) 6.00% p.a., maturating in 8 years, with a grace period will expire on January 15, 2018. After a maturating in 7 years, with a grace period will expire on January 15, 2017. After a grace period, interest and amortization of principal will be paid in 60 consecutive monthly installments grace period, interest and amortization of principal will be paid in 60 consecutive monthly installments.

These funds are intended for the investment plan for the triennium 2014-2016, aimed at expanding the areas. During 2015, there were two drafts concerning this contract in the amount of R$510,448.

Page. 42

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

BNDES - PSI

•       Between 3 December 2009 and August 17, 2010, credit facilities were approved in the amount of up to R$319,927 (being released R$ 184,489 and the remaining balance of R$ 135,438 canceled), with rates of 4.5% and 5.5% p.a., maturating in 10 years, with a grace period expiring on February 15, 2012. After a grace period, interest and amortization of principal will be paid in 96 consecutive monthly installments.

•       Between November 24, 2010 and March 31, 2011, credit facilities were approved in the amount of R$29,066, with rates of (i) 5.5% p.a.; (ii) TJLP + 5.7% p.a.; and (iii) TJLP + 9.0% p.a., maturating in 5 years, with a grace period expiring on January 15, 2012. After a grace period, interest and amortization of principal will be paid in 48 consecutive monthly installments. On June 30, 2016, all lines had already been settled, and the last settlement occurred on April 15, 2016.

•       On December 28, 2010, credit facilities were approved in the amount of R$5,417, adjusted to R$2,262, with a rate of 5.5% p.a., maturating in 10 years, with a grace period expiring on January 15, 2013. After a grace period, interest and amortization of principal will be paid in 96 consecutive monthly installments. The whole of this credit line have been drawn by the Company.

•       On December 28, 2012, credit facilities were approved in the amount of R$353,483, adjusted to R$225,467, with rate of 2.5% p.a., maturating in 5 years, with a grace period expiring on January 15, 2015. After a grace period, interest and amortization of principal will be paid in 36 consecutive monthly installments. The whole of this credit line have been drawn by the Company

•       On August 1, 2013, credit facilities were approved in the amount of R$4,030, with a rate of 3.5% p.a.,  maturating in 5 years, with a grace period expiring on August 15, 2015. After a grace period, interest and amortization of principal will be paid in 36 consecutive monthly installments. The whole of this credit line have been drawn by the Company.

Some financing agreements with the BNDES described above, have lower interest rates than those prevailing on the market. These operations fall within the scope of IAS 20 / CPC 7 and thus the subsidies granted by BNDES were adjusted to present value deferred in accordance with the useful life of the financed assets, resulting in a balance until June 30, 2016 R$40,499 (R$47,346 at December 31, 2015), note 19.

Banco do Nordeste ("BNB")

•       On January 29, 2007 and October 30, 2008, the Company obtained credit facilities in the amount of R$247,240 and R$389,000, respectively, at an annual interest rate of 10%, for 8 years of maturity, with payment of interest charges and payment of principal in 78 and 72 installments, after a 2-year grace period.

These credit facilities were fully withdrawn and the funds were used for investment projects to implement and expand cellular mobile network capacity in the Northeast. The first loan was settled on January 29, 2015.

The balance on this agreement at June 30, 2016 was R$21,611 (R$54,039 at December 31, 2015).

•       On August 18, 2014, GVT obtained credit facilities amounting to R$31,619 and R$115,014 at annual interest rates of 7.06% and 8.24%, respectively, for a total term of 8 years, with payment of interest charges and payment of principal in 72 installments after the 2-year grace period expiring September 18, 2016. On April 17, 2015, the amount of R$5,719 was drawn down on the first facility and R$38,959 on the second.

These funds were used for investment projects and expansion in Brazil’s Northeast region.

Page. 43

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

The balance of this agreement at June 30, 2016 was R$45,033 (R$45,095 at December 31, 2015).

Resolution 4131

From November 10 to December 23, 2015 , foreign currency (USD) loans were obtained based on the Central Bank of Brazil’s Resolution 4131. The amount of US$285 million was taken out from the financial institutions Scotiabank at annual interest rates of 2.05% and Libor and Bank of America at annual interest rates of 2,00% and maturity within up to two years. For each of these transactions, derivatives were taken out by the Company for hedge against currency exchange-rate risk associated with this debt and since these were effective hedges, the hedge accounting methodology was adopted. On June 30, 2016, therefore, risk covered by these derivatives was recognized in the balance at their fair value on that date.

20.a.2) Financing - Suppliers

Through bilateral agreements with suppliers, the Company obtained up to 365 days rescheduled payment terms at a cost based on the CDI fixed rate for the respective periods, at average net cost equivalent to 109.8% of the CDI rate.

20.a.3) Financial Lease

Financial lease agreements, through which the Company and its subsidiaries obtained the risks and benefits associated with ownership of the leased items, are capitalized on the lease inception date at the fair value of the asset leased or, if lower, at the present value of the minimum payments of lease agreement. If applicable, the initial direct costs incurred in the transaction are added to costs.

Agreements classified as financial lease agreements in the condition of lessee related to: (i) lease of towers and rooftops arising from sale and financial leaseback transactions; (ii) lease of Built to Suit ("BTS") sites to install antennas and other equipment and transmission facilities; (iii) lease of information technology equipment and; (iv) lease of infrastructure and transmission facilities associated with the power transmission network connecting cities in the North and Midwest regions of Brazil. The net book value of the assets has remained unchanged until sale thereof, and a liability recognized corresponding to the present value of mandatory minimum installments of the agreement.

The amounts recorded in property, plant and equipment are depreciated over the estimated useful lives of the assets or the lease term, whichever is shorter.

The balances of payables related to the abovementioned transactions include the following effects:

	Company		Consolidated
	06/30/16	12/31/15	06/30/16	12/31/15
Nominal value payable	786,263	735,643	786,263	761,073
Unrealized financial expenses	(466,780)	(464,113)	(466,780)	(464,389)
Present value payable	319,483	271,530	319,483	296,684

Current	39,286	32,291	39,286	36,089
Non-current	280,197	239,239	280,197	260,595

The following table shows the aging list of financial lease payable at June 30, 2016:

Page. 44

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

	Company		Consolidated
	Nominal value payable	Present value payable	Nominal value payable	Present value payable
Up to 1 year	42,617	39,286	42,617	39,286
From 1 to 5 years	168,549	119,074	168,549	119,074
Over five years	575,097	161,123	575,097	161,123
Total	786,263	319,483	786,263	319,483

There are no unsecured residual amounts that lead to benefits to the lessor nor contingency payments recognized as income at June 30, 2016 and December 31, 2015.

20.a.4) Contingent consideration

As part of the Stock Purchase Agreement and Other Covenants signed by the Company to acquire all Vivendi´s GVTPart shares, a contingent consideration was agreed in relation to the court deposit made by GVT for monthly installments of income and social contribution taxes on the amortization of goodwill arising from the corporate restructuring concluded by GVT in 2013. In September 2014, GVT filed to cancel the judicial appeal and return the amount deposited.

If GVT succeeds in obtaining (reimbursing, repaying, offsetting) this amount, it will be returned to Vivendi, provided there is a final and non-appealable judgment (res judicata). Reimbursement will be made within 15 years.

The amount calculated on the effective date of acquisition of control of GVTPart (Note 3) is R$344,217, recorded as "Judicial deposits, non-current" in GVT. This amount is subject to monthly restatement by GVT and the Company at the SELIC rate.

20.b) Debentures

The following details are for currently effective debentures at June 30, 2016 and December 31, 2015.

	Company / Consolidated
	Information as of June 30, 2016						06/30/16			12/31/15
	Emission date		Amounts
Emission		Maturity	Issued	Circulation	Issued amounts	Remuneration a.a.	Current	Non-current	Total	Current	Non-current	Total

4th issue – Series 3 (1)	10/15/2009	10/15/2019	810,000	23,557	810,000	IPCA+4,00%	1,032	35,734	36,766	292	33,172	33,464
1st issue – Minas Comunica (2)	12/17/2007	7/5/2021	5,550	5,550	55,500	IPCA+0,50%	-	95,886	95,886	-	91,608	91,608
3rd issue (3)	9/10/2012	9/10/2017	200,000	200,000	2,000,000	100% do CDI + 0,75%	87,182	1,999,145	2,086,327	87,217	1,999,645	2,086,862
4th issue (4)	4/25/2013	4/25/2018	130,000	130,000	1,300,000	100% do CDI + 0,68%	34,129	1,299,444	1,333,573	33,415	1,299,365	1,332,780
Total							122,343	3,430,209	3,552,552	120,924	3,423,790	3,544,714

(1) Issue 3 series, public, simple, not convertible into shares, all registered and book-entry unsecured. The 1st series (98,000 debentures) and 2nd grade (640,000 debentures) were redeemed and canceled on 14 November 2014 and 13 November 2015 respectively. In the process of renegotiation of the 3rd series, the Company repurchased 48,443 debentures partially, keeping them in treasury for subsequent cancellation. The proceeds were intended for full payment of the principal amount of the debt represented by the 6th issuance of promissory notes and to strengthen working capital.

(2) Issue 3 series, public, simple, not convertible into shares, all registered and book-entry unsecured. Debentures subscribed by the State Secretariat for Economic Development of Minas Gerais under the Program Minas Communicates in order to meet with the SMP to 134 locations in the State.

(3) Series Single, public, simple, not convertible into shares, all registered and book-entry unsecured debentures. The proceeds were intended for investments in 4G mobile telephony (specifically for the settlement of licenses acquired in 4G auction) and the maintaining liquidity and extension of other debts.

(4)  Series Single, public, simple, not convertible into shares, all registered and book-entry unsecured. The proceeds were used for the repayment of debts, the Capex projects developed and liquidity enhancement.

Page. 45

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

Transaction costs associated with items (3) and (4) described above, the amount on June 30, 2016 was R$689 (R$ 990 at December 31, 2015), was allocated as a reduction of liabilities as costs to be incurred and are recognized as financial expenses, according to the contractual terms of this issue

20.c) Payment Schedule

Non-current amounts of loans, financing, lease, debentures and contingent consideration on June 30, 2016 were broken down by maturity year as follows:

	Company / Consolidated
Year	Loans and financing	Debentures	Financial lease	Contingent Consideration	Total
2017	972,763	2,000,000	35,095	-	3,007,858
2018	826,502	1,354,261	32,877	-	2,213,640
2019	622,135	49,609	29,476	-	701,220
2020	237,771	13,875	21,626	-	273,272
2021 onwards	220,138	12,464	161,123	393,948	787,673
Total	2,879,309	3,430,209	280,197	393,948	6,983,663

20.d) Covenants

There are loans and financing from the BNDES (Note 20.a) and debentures (all described in Note 20.B) have specific provisions for penalty in case of breach of contract. The breach of contract provided for in the agreements made with the institutions listed above is characterized by non-compliance with covenants (calculated quarterly, semi-annually or annually), contractual clause failure, resulting in the early settlement of the contract.

On June 30, 2016 and December 31, 2015 all economic and financial indexes established in existing contracts have been achieved

20.e) Guarantees

At June 30, 2016, guarantees were provided for part of the Company's and GVT's loans and financing, as shown below:

Page. 46

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

Creditor	Balances	Guarantee
BNDES	R$1,092,494 (URTJLP) R$427,983 (UMBND) R$181,074 (PSI) ------------------------------- R$1,072,222 (URTJLP) R$157,437 (UMSELIC) R$33,908 (UMIPCA) R$121,317 (Pré)

•       Loan (2011): guarantee in receivables referring to 15% of the outstanding debt balance or four times the largest installment, whichever is higher.

•       PSI (Pre) Loan: transfer of financed assets.

-------------------------------------------------------------------------------------

•       GVT loans (2008, 2011 and 2014): assignment of receivables corresponding to 20% of outstanding debt balance or 1 time the last installment of sub-credit facility "A" (UMIPCA) plus 5 times the last installment of each of the other sub-credit facility, whichever is greater

BNB	R$21,611 -------------------------------- R$45,033

•       Bank guarantee issued by Banco Bradesco in the amount equivalent to 100% of the outstanding financing debt balance.

•       Setting up a liquidity fund represented by financial investments in the amount equivalent to three installments of amortization referenced to the average post-grace period installment. Balances were R$30,939 and R$29,010 at June 30, 2016 and December 31, 2015 respectively.

-------------------------------------------------------------------------------------

•       Bank guarantee provided by Banco Safra in an amount equivalent to 100% of the outstanding financing debt balance.

Setting up a liquidity fund represented by financial investments in the amount equivalent to three installments of repayment referenced to the average post-grace period performance. Balances were R$10,446 and R$9,795 at June 30, 2016 and December 31, 2015, respectively.

20.f) Changes

Changes in loans, financing, debentures, financial lease and contingent consideration are as follows:

Page. 47

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

	Company
	Loans and financing	Debentures	Financial lease	Financing - Suppliers	Contingent Consideration	Total
Balance at 12/31/14	3,402,253	4,166,663	230,344	-	-	7,799,260
Inflows	12,580	-	40,045	-	-	52,625
Government grants (Note 19)	(1,606)	-	-	-	-	(1,606)
Financial charges	135,451	254,802	18,881	-	7,692	416,826
Issue costs	-	248	-	-	-	248
Monetary and foreign exchange restatement	149,197	-	-	-	-	149,197
Write-offs (payments)	(1,369,243)	(234,978)	(12,860)	-	-	(1,617,081)
Business combination (Note 3)	-	-	-	-	344,217	344,217
Balance at 06/30/15	2,328,632	4,186,735	276,410	-	351,909	7,143,686
Inflows	1,102,630	-	9,585	1,113,267	-	2,225,482
Financial charges	49,075	274,210	2,129	18,911	25,812	370,137
Issue costs	-	247	-	-	-	247
Monetary and foreign exchange restatement	138,476	-	-	-	-	138,476
Write-offs (payments)	(428,284)	(916,478)	(16,594)	(18,934)	-	(1,380,290)
Balance at 12/31/15	3,190,529	3,544,714	271,530	1,113,244	377,721	8,497,738
Inflows	-	-	2,675	172,933	-	175,608
Financial charges	196,549	239,993	37,892	16,744	16,227	507,405
Issue costs	-	247	-	-	-	247
Monetary and foreign exchange restatement	(289,009)	-	-	-	-	(289,009)
Write-offs (payments)	(519,024)	(232,402)	(14,689)	(1,053,283)	-	(1,819,398)
Merger (note 1c)	1,532,666	-	22,075	-	-	1,554,741
Balance at 06/30/16	4,111,711	3,552,552	319,483	249,638	393,948	8,627,332

	Consolidated
	Loans and financing	Debentures	Financial lease	Financing - Suppliers	Contingent Consideration	Total
Balance at 12.31.14	3,402,253	4,166,663	230,344	-	-	7,799,260
Inflows	12,580	-	40,045	-	-	52,625
Government grants (Note 19)	(1,606)	-	-	-	-	(1,606)
Financial charges	167,183	254,802	18,881	1,019	7,692	449,577
Issue costs	-	248	-	-	-	248
Monetary and foreign exchange restatement	343,859	-	-	-	-	343,859
Write-offs (payments)	(4,262,842)	(234,978)	(12,860)	-	-	(4,510,680)
Business combination (Note 3)	6,887,448	-	-	169,581	344,217	7,401,246
Balance at 06/30/15	6,548,875	4,186,735	276,410	170,600	351,909	11,534,529
Inflows	1,272,630	-	34,739	1,132,357	-	2,439,726
Financial charges	141,067	274,210	2,129	28,224	25,812	471,442
Issue costs	-	247	-	-	-	247
Monetary and foreign exchange restatement	817,520	-	-	-	-	817,520
Write-offs (payments)	(4,006,603)	(916,478)	(16,594)	(102,499)	-	(5,042,174)
Balance at 12.31.15	4,773,489	3,544,714	296,684	1,228,682	377,721	10,221,290
Inflows	-	-	2,675	172,933	-	175,608
Financial charges	236,176	239,993	38,653	16,849	16,227	547,898
Issue costs	-	247	-	-	-	247
Monetary and foreign exchange restatement	(289,009)	-	-	-	-	(289,009)
Write-offs (payments)	(608,945)	(232,402)	(18,529)	(1,168,826)	-	(2,028,702)
Balance at 06/30/16	4,111,711	3,552,552	319,483	249,638	393,948	8,627,332

Page. 48

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

21) OTHER LIABILITIES

	Company		Consolidated
	06/30/16	12/31/15	06/30/16	12/31/15
Authorization licenses (1)	1,025,720	952,651	1,025,720	952,651
Grouping of split shares (2)	32,088	32,252	32,088	32,252
Liabilities with related parties (Note 29)	186,887	181,337	128,923	121,986
Payment for license renewal (3)	174,496	151,496	174,496	151,496
Third-party withholdings (4)	136,026	173,154	140,946	196,626
Amounts to be refunded to subscribers	144,414	110,205	146,555	113,354
Exchange of fiber optics and PPDUR (5)	12,598	-	12,598	18,560
Other liabilities	83,701	67,625	113,554	89,654
Total	1,795,930	1,668,720	1,774,880	1,676,579

Current	1,523,190	1,006,901	1,515,517	1,010,657
Non-current	272,740	661,819	259,363	665,922

(1)  This refers to the Company's share of responsibility under the contract signed with ANATEL, whereby the operators winning this auction set up EAD, the company responsible for isonomic operation of all TV channel and RTV redistribution procedures and for solving problems arising from interference in radio communication systems.

(2)  This refers to the loan made to holders of the remaining stock (common and preferred) resulting from reverse split and fractioning of the shares of the Company and the merged companies.

(3)  This refers to the cost of renewing STFC and SMP licenses.

(4)  This refers to payroll withholdings and taxes withheld from pay-outs of interest on equity and on provision of services.

(5)  Fiber optic exchange: refers to fiber optic cable installed in Brazil's South region. The original amount was recorded in Property, Plant and Equipment.  This liability is to be met by providing services in the 17-year contractual period as of 2002 and is not subject to interest charges on the remaining balance. The total balance payable at June 30, 2016 was R$6,367 (R$7,717 at December 31, 2015).

Public Price for Radio Frequency Right of Use (PPDUR): Under the telecommunications legislation, the price paid for a Mirror License included the right to use any frequencies required to meet the 20-year expansion targets at no additional cost. However, ANATEL's bidding procedure for Region II Mirror Companies established that if the price paid by the winner was below the price for using frequencies, the difference should be paid by the winner. In November 2014, after legal discussions between GVT and ANATEL, a back-tax agreement or REFIS was granted and deferred with a discount of R$16,217 for a final outstanding balance to pay of R$18,530, of which 15% (R$2,780) was paid and the remainder agreed to be paid in 30 installments. The balance payable at June 30, 2016 totaled R$6,231 (R$10,843 at December 31, 2015).

22)  EQUITY

a) Capital

Company’s capital at June 30, 2016 and December 31, 2015 was R$63,571,416. Subscribed and paid-in capital was represented by non-par value shares as follows:

Page. 49

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

	Common Shares		Preferred Shares		Grand Total
Shareholders	Number	%	Number	%	Number	%, including treasury shares

Controlling Group	540,033,264	94.47%	704,207,855	62.91%	1,244,241,119	73.58%
Telefónica Internacional S.A.	46,746,635	8.18%	360,532,578	32.21%	407,279,213	24.09%
Telefónica S.A.	198,207,608	34.67%	305,122,195	27.26%	503,329,803	29.76%
SP Telecomunicações Participações Ltda	294,158,155	51.46%	38,537,435	3.44%	332,695,590	19.67%
Telefónica Chile S.A.	920,866	0.16%	15,647	0.00%	936,513	0.06%

Non-controlling shareholders	29,320,789	5.13%	415,132,117	37.09%	444,452,906	26.28%
Other shareholders	29,320,789	5.13%	415,132,117	37.09%	444,452,906	26.28%

Total outstanding shares	569,354,053	99.60%	1,119,339,972	100.00%	1,688,694,025	99.86%

Treasury Shares	2,290,164	0.40%	734	0.00%	2,290,898	0.14%

Total shares	571,644,217	100.00%	1,119,340,706	100.00%	1,690,984,923	100.00%

Book value per outstanding share:
At 06/30/16						R$ 40.46
At 12/31/15						R$ 40.60

According to its bylaws, the Company is authorized to increase its share capital up to 1,850,000,000 (one billion, eight hundred fifty million) shares. The Board of Directors is the competent body to decide on any increase and consequent issue of new shares within the authorized capital limit.

Nevertheless, under the Brazilian Corporation Law (Law 6404/76, Article 166, IV) - establishes that capital may be increased by a resolution voted at a Special Shareholders’ Meeting convened to decide on amendments to the bylaws, if authorization for the capital increase limit has expired.

Capital increases do not necessarily observe the proportion between the number of shares of each class to be maintained, however the number of non-voting or restricted-voting preferred shares must not exceed 2/3 of total shares issued.

Preferred shares are non-voting, except for the cases set forth in Articles 9 and 10 of the bylaws, but have priority in the event of reimbursement of capital, without premium, and are entitled to dividends 10% higher than those paid on common shares, as per article 7 of the Company's bylaws and item II, paragraph 1, article 17 of Law No. 6404/76.

Preferred shares are also entitled to full voting rights if the Company fails to pay the minimum dividend to which they are entitled for three consecutive fiscal years and this right will be kept until payment of this dividend.

b) Premium on acquisition of equity interest

Under the accounting practices adopted in Brazil previously to the adoption of the IFRS/CPC, goodwill was recorded when shares were acquired at higher value than their carrying amount, the premium generated by the difference between the carrying amount value of shares acquired and their fair value. As of the adoption of IAS 27R (IFRS 10 since 2013)/ CPCs 35 and 36, the effects of all acquisitions of shares from non-controlling shareholders have been recorded in equity if the controlling shareholding remains unaltered. Therefore these transactions no longer generate goodwill or income and previous goodwill premiums on acquisitions by non-controlling shareholders were debited from the Company’s equity.

The balance of this item was R$75,388 at June 30, 2016 and December 31, 2015.

Page. 50

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

c) Capital Reserves

c.1) Other Capital Reserves

This item includes the amount of R$63,074 in tax benefit arising from the absorption of Telefônica Data do Brasil Ltda., which will be capitalized in favor of the controlling shareholder once the tax credit has been recognized in accordance with CVM Instruction 319/99.

It also includes the amount of R$1,372,683 referring to the amount by which the issue or capital increase amount exceeds that of the basic value of the shares on the issue date, and direct costs (net of taxes) related to capital increases in the fiscal year 2015.

The balance of this item was R$1,435,757 at June 30, 2016 and December 31, 2015.

c.2) Treasury stock

The Company's shares held in treasury arising from the acquisition and merger of GVTPart. shares that ended on June 30, 2015. Those holders of the Company's common and preferred shares who have expressed their disagreement with the acquisition of GVTPart. (Note 3) and absorption of GVTPart. stock by the Company for consequent conversion of GVTPart. to a wholly owned subsidiary of the Company, have the right to withdraw from the Company and be reimbursed for the amount of the shares held by them on September 19, 2014 (including).

As a result of the Operation above, the Company paid R$87,805 to the shareholders who exercised their right to dissent, including those who requested the preparation of a special balance sheet, representing 2,290,989 shares, of which 2,290,164 common and 734 shares preferred.

The balance of this item was R$87,805 at June 30, 2016 and December 31, 2015.

d) Income Reserves

d.1) Legal reserve

This reserve is set up by allocation of 5% of the year's net income within a maximum of 20% of paid-up capital. The legal reserve may only be used to increase capital and offset accumulated losses.

The balance of this item was R$1,703,643 at June 30, 2016 and December 31, 2015.

d.2) Special Reserve for Expansion and Modernization

In accordance with Article 196 of Law 6404/76, based on the capital budget to be submitted and approved of the General Meeting of Shareholders on April 28, 2016, the Company established a special reserve of R$700,000 for expansion and modernization, which will be used to partly fund capital expenditure for the 2016 financial year.

The balance of this item at June 30, 2016 and December 31, 2015 was R$700,000.

d.3) Tax Incentives Reserve

In relation to ICMS tax paid in the states of Minas Gerais and Espírito Santo, the Company holds tax benefits in the form of credits granted by the competent bodies against investments it made to install supporting equipment for SMP services, which is fully functioning and operating in accordance with current regulations, thus ensuring that the localities listed in the procurement notice will be included in the SMP coverage area.

The portion of these tax benefits was excluded from calculations of dividends and may be used only in cases of capital increase or absorption of losses.

The balance of this item was R$11,810 at June 30, 2016 (R$6,928 at December 31, 2015).

Page. 51

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

e) Dividend and interest on equity

e.1) Additional dividends proposed the 2015 exercise

On April 28, 2016, the Annual General Meeting ("AGO") of the Company approved the allocation of additional dividends proposed the 2015 financial year not yet distributed in the amount of R$1,287,223, equivalent to R$0.71487468232 and R$0.78636215055 for common and preferred shares, respectively, to the holders of common and preferred shares that were registered in the Company's records by the end of the AGM day. The amount will be paid by the end of 2016 year on a date to be set by the Board.

The balance of this item was R$1,287,223 at December 31, 2015.

e.2) Interim payments of interest on equity

At meetings held the Board of Directors approved declarations of interest on shareholders' equity, which will be imputed to the minimum mandatory dividend for 2016, as per Article 27, sole paragraph of the Company's bylaws, as follows:

Dates			Gross Amount			Net Value			Amount per Share (1)
Approval	Credit	Beginning of Payment	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred

2/19/2016	2/29/2016	Until 12/31/17	63,239	136,761	200,000	53,753	116,247	170,000	0.094411	0.103853
3/18/2016	3/31/2016	Until 12/31/17	106,559	230,441	337,000	90,575	195,875	286,450	0.159083	0.174992
4/18/2016	4/29/2016	Until 12/31/17	69,563	150,437	220,000	59,129	127,871	187,000	0.103853	0.114238
6/17/2016	6/30/2016	Until 12/31/17	50,908	110,092	161,000	43,272	93,578	136,850	0.076001	0.083601
Total			290,269	627,731	918,000	246,729	533,571	780,300

(1)  Amounts calculated and shown net of income tax withheld at source (IRRF).

e.3) Unclaimed dividends and interest on  equity

According to Article No. 287, subparagraph II, item "a" of Law 6404 of December 15, 1976, ant dividends and interest on equity unclaimed by shareholders shall expire in three years as of from the date of initial payment. The Company reverts prescribed dividends and interest to equity at the time of their expiration.

In the six months ended June 30, 2016, the Company reverted expired dividends in the amount of R$66,060.

f) Other Comprehensive Income

Financial instruments available for sale: refers to changes in fair value of financial assets available for sale.

Derivative transactions: refer to the effective part of cash flow hedges until balance sheet date.

Currency translation difference from foreign investments: This refers to currency translation differences arising from the translation the financial statements of Aliança (jointly-controlled subsidiary).

Changes in Other Comprehensive Income, net of taxes, are as follows:

Page. 52

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

	Consolidated
	Financial instruments available for sale	Derivative transactions	Currency translation adjustment - foreign investments	Other comprehensive income	Total
Balances at 12/31/14	(7,702)	227,821	12,346	-	232,465
Exchange variation	-	-	5,210	-	5,210
Gains from futures contracts	-	154,953	-	-	154,953
Reclassification of gains from Cash Flow Hedge for goodwill	-	(377,373)	-	-	(377,373)
Losses on financial assets available for sale	(517)	-	-	(695)	(1,212)
Balances at 06/30/15	(8,219)	5,401	17,556	(695)	14,043
Exchange variation	-	-	16,469	-	16,469
Losses from futures contracts	-	(5,022)	-	-	(5,022)
Gains (losses) on financial assets available for sale	(717)	-	-	695	(22)
Balances at 12/31/15	(8,936)	379	34,025	-	25,468
Exchange variation	-	-	(14,522)	-	(14,522)
Losses from futures contracts	-	(11,403)	-	-	(11,403)
Losses on financial assets available for sale	(114)	-	-	-	(114)
Balances at 06/30/16	(9,050)	(11,024)	19,503	-	(571)

g) Company Share Repurchase Program

In a meeting held on December 9, 2015, in accordance with article 17, item XV, of the bylaws, the Company's Board of Directors approved the repurchase of its common and preferred shares as per CVM Instruction No. 567, of September 17, 2015 for the acquisition of common and preferred shares for subsequent cancellation, disposal or to be held in treasury with no capital decrease.

At June 30, 2016, the Company had not acquired any shares under its repurchasing program to be held in treasury, subsequent sale and/or cancellation.

23)  NET OPERATING INCOME

	Company
	Three-month periods ended		Six-month periods ended
	06.30.16	06.30.15	06.30.16	06.30.15
Gross operating revenue	15,373,234	12,778,716	28,046,982	25,543,813
Telecommunications services (1)	14,589,133	11,839,213	26,497,196	23,739,730
Sale of goods and devices	784,101	939,503	1,549,786	1,804,083

Deductions from gross operating revenue	(5,460,593)	(4,363,840)	(9,776,228)	(8,707,656)
Telecommunications services	(4,986,191)	(3,807,934)	(8,838,052)	(7,626,255)
Taxes	(3,616,190)	(3,011,242)	(6,741,724)	(6,012,862)
Discounts granted	(1,370,001)	(796,692)	(2,096,328)	(1,613,393)
Sale of goods and devices	(474,402)	(555,906)	(938,176)	(1,081,401)
Taxes	(140,958)	(138,123)	(279,093)	(264,402)
Discounts granted and return of goods	(333,444)	(417,783)	(659,083)	(816,999)

Net operating revenue	9,912,641	8,414,876	18,270,754	16,836,157

Page. 53

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

	Consolidated
	Three-month periods ended		Six-month periods ended
	06.30.16	06.30.15	06.30.16	06.30.15
Gross operating revenue	16,036,408	15,185,920	32,035,053	28,621,851
Telecommunications services (1)	15,207,458	14,182,864	30,404,858	26,697,566
Sale of goods and devices	828,950	1,003,056	1,630,195	1,924,285

Deductions from gross operating revenue	(5,526,359)	(5,223,795)	(11,093,608)	(9,676,648)
Telecommunications services	(5,048,229)	(4,660,491)	(10,148,955)	(8,582,412)
Taxes	(3,678,290)	(3,389,976)	(7,374,285)	(6,493,846)
Discounts granted	(1,369,939)	(1,270,515)	(2,774,670)	(2,088,566)
Sale of goods and devices	(478,130)	(563,304)	(944,653)	(1,094,236)
Taxes	(144,686)	(145,521)	(285,570)	(277,237)
Discounts granted and return of goods	(333,444)	(417,783)	(659,083)	(816,999)

Net operating revenue	10,510,049	9,962,125	20,941,445	18,945,203

 (1) The amounts for infrastructure swap agreements under the agent-principal concept (CPC 30 and IAS 18), which were not being disclosed as costs and revenues, were R$163,854 and R$91,555 for the quarters ended June 30, 2016 and 2015 respectively (Note 24). These amounts include telephone services, use of network and interconnection, data and added-value services, pay-tv and other services.

No one customer accounted for more than 10% of gross operating revenues in the quarters ended June 30, 2016 and 2015.

All amounts included in net income are included in income tax and social contribution tax bases.

24) OPERATING COSTS AND EXPENSES

	Company
	Three-month periods ended
	06.30.16				06.30.15
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel	(260,587)	(535,083)	(194,371)	(990,041)	(122,887)	(403,959)	(93,843)	(620,689)
Third-party services	(1,234,947)	(1,528,849)	(282,430)	(3,046,226)	(966,698)	(1,488,222)	(218,110)	(2,673,030)
Interconnection and network use	(446,048)	-	-	(446,048)	(614,547)	-	-	(614,547)
Advertising and publicity	-	(290,610)	-	(290,610)	-	(258,836)	-	(258,836)
Rent, insurance, condominium and connection means (1)	(582,074)	(29,020)	(54,765)	(665,859)	(442,801)	(33,208)	(45,100)	(521,109)
Taxes, charges and contributions	(474,483)	(1,556)	(17,924)	(493,963)	(437,187)	(1,144)	(10,830)	(449,161)
Estimated impairment losses on accounts receivable	-	(300,963)	-	(300,963)	-	(238,883)	-	(238,883)
Depreciation and amortization (2)	(1,475,397)	(360,586)	(111,161)	(1,947,144)	(1,093,290)	(234,409)	(84,201)	(1,411,900)
Cost of goods sold	(505,068)	-	-	(505,068)	(596,130)	-	-	(596,130)
Materials and other operating costs and expenses	(28,546)	(46,149)	(19,577)	(94,272)	(30,355)	(28,317)	(4,608)	(63,280)
Total	(5,007,150)	(3,092,816)	(680,228)	(8,780,194)	(4,303,895)	(2,686,978)	(456,692)	(7,447,565)

	Company
	Six-month periods ended
	06.30.16				06.30.15
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel	(395,002)	(958,434)	(305,903)	(1,659,339)	(239,855)	(821,211)	(193,595)	(1,254,661)
Third-party services	(2,210,812)	(2,938,365)	(564,918)	(5,714,095)	(1,889,301)	(2,924,618)	(412,730)	(5,226,649)
Interconnection and network use	(976,514)	-	-	(976,514)	(1,308,567)	-	-	(1,308,567)
Advertising and publicity	-	(459,554)	-	(459,554)	-	(461,902)	-	(461,902)
Rent, insurance, condominium and connection means (1)	(1,053,846)	(69,413)	(92,140)	(1,215,399)	(875,415)	(69,490)	(89,219)	(1,034,124)
Taxes, charges and contributions	(892,887)	(2,691)	(31,731)	(927,309)	(904,741)	(2,072)	(7,467)	(914,280)
Estimated impairment losses on accounts receivable	-	(577,628)	-	(577,628)	-	(543,545)	-	(543,545)
Depreciation and amortization (2)	(2,596,780)	(588,970)	(203,842)	(3,389,592)	(2,179,125)	(462,026)	(169,747)	(2,810,898)
Cost of goods sold	(999,666)	-	-	(999,666)	(1,146,086)	-	-	(1,146,086)
Materials and other operating costs and expenses	(38,894)	(80,121)	(20,345)	(139,360)	(49,767)	(84,277)	(4,975)	(139,019)
Total	(9,164,401)	(5,675,176)	(1,218,879)	(16,058,456)	(8,592,857)	(5,369,141)	(877,733)	(14,839,731)

Page. 54

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

	Consolidated
	Three-month periods ended
	06.30.16				06.30.15
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel	(271,761)	(542,089)	(198,312)	(1,012,162)	(187,811)	(460,687)	(124,554)	(773,052)
Third-party services	(1,464,710)	(1,517,469)	(294,542)	(3,276,721)	(1,312,079)	(1,563,870)	(251,060)	(3,127,009)
Interconnection and network use	(451,247)	-	-	(451,247)	(634,112)	-	-	(634,112)
Advertising and publicity	-	(290,610)	-	(290,610)	-	(296,196)	-	(296,196)
Rent, insurance, condominium and connection means (1)	(584,769)	(29,243)	(54,970)	(668,982)	(498,653)	(36,498)	(45,734)	(580,885)
Taxes, charges and contributions	(478,897)	(1,556)	(20,386)	(500,839)	(460,611)	(1,540)	(10,872)	(473,023)
Estimated impairment losses on accounts receivable	-	(317,043)	-	(317,043)	-	(284,797)	-	(284,797)
Depreciation and amortization (2)	(1,481,798)	(360,597)	(110,956)	(1,953,351)	(1,306,365)	(295,611)	(92,886)	(1,694,862)
Cost of goods sold	(533,602)	-	-	(533,602)	(634,441)	-	-	(634,441)
Materials and other operating costs and expenses	(33,477)	(46,529)	(20,201)	(100,207)	(34,376)	(34,392)	(6,328)	(75,096)
Total	(5,300,261)	(3,105,136)	(699,367)	(9,104,764)	(5,068,448)	(2,973,591)	(531,434)	(8,573,473)

	Consolidated
	Six-month periods ended
	06.30.16				06.30.15
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel	(554,031)	(1,043,661)	(334,935)	(1,932,627)	(310,033)	(878,933)	(224,719)	(1,413,685)
Third-party services	(2,920,646)	(3,019,056)	(616,417)	(6,556,119)	(2,431,164)	(3,005,962)	(453,311)	(5,890,437)
Interconnection and network use	(1,007,628)	-	-	(1,007,628)	(1,329,522)	-	-	(1,329,522)
Advertising and publicity	-	(511,316)	-	(511,316)	-	(499,262)	-	(499,262)
Rent, insurance, condominium and connection means (1)	(1,155,610)	(78,883)	(92,911)	(1,327,404)	(932,811)	(72,780)	(89,849)	(1,095,440)
Taxes, charges and contributions	(934,111)	(3,924)	(36,379)	(974,414)	(933,265)	(2,468)	(8,196)	(943,929)
Estimated impairment losses on accounts receivable	-	(661,433)	-	(661,433)	-	(609,212)	-	(609,212)
Depreciation and amortization (2)	(2,977,826)	(685,000)	(203,780)	(3,866,606)	(2,398,278)	(523,228)	(178,484)	(3,099,990)
Cost of goods sold	(1,051,568)	-	-	(1,051,568)	(1,215,233)	-	-	(1,215,233)
Materials and other operating costs and expenses	(55,483)	(87,392)	(30,032)	(172,907)	(54,982)	(90,392)	(6,695)	(152,069)
Total	(10,656,903)	(6,090,665)	(1,314,454)	(18,062,022)	(9,605,288)	(5,682,237)	(961,254)	(16,248,779)

(1) The amounts for infrastructure swap agreements under the agent-principal concept (CPC 30 and IAS 18), which were not being disclosed as costs and revenues, were R$163,854 and R$91,555 for the quarters ended June 30, 2016 and 2015 respectively (Note 23).

(2) The 2016 amount includes R$5,774 related to PIS and COFINS non-cumulative.

25)  OTHER OPERATING INCOME (EXPENSES), NET

	Company
	Three-month periods ended		Six-month periods ended
	06.30.16	06.30.15	06.30.16	06.30.15
Recovered expenses and fines	110,861	110,336	239,266	196,097
Provisions for labor, tax and civil contingencies	(247,782)	(230,478)	(484,150)	(445,953)
Net gain (loss) on asset disposal/loss (1)	(14,289)	6,587	465,647	(6,353)
Other income (expenses) (2)	(7,307)	(11,950)	17,024	(14,476)
Total	(158,517)	(125,505)	237,787	(270,685)

Other operating income	89,265	130,938	721,937	243,712
Other operating expenses	(247,782)	(256,443)	(484,150)	(514,397)
Total	(158,517)	(125,505)	237,787	(270,685)

Page. 55

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

	Consolidated
	Three-month periods ended		Six-month periods ended
	06.30.16	06.30.15	06.30.16	06.30.15
Recovered expenses and fines	111,190	123,015	259,853	209,134
Provisions for labor, tax and civil contingencies	(248,748)	(251,885)	(511,950)	(467,361)
Net gain (loss) on asset disposal/loss (1)	(13,831)	4,601	471,271	(7,370)
Other income (expenses) (2)	(6,886)	(10,215)	23,646	(13,025)
Total	(158,275)	(134,484)	242,820	(278,622)

Other operating income	90,473	146,631	754,770	260,457
Other operating expenses	(248,748)	(281,115)	(511,950)	(539,079)
Total	(158,275)	(134,484)	242,820	(278,622)

(1)  The amount shown for the 1st quarter of 2016 includes R$476,371 (net of residual values) from the Company's sale of 1,655 of transmission towers to Towerco Latam Brasil Ltda (Note 29). After the sale of these assets, a lease agreement for part of the towers sold was executed, thus ensuing continued transmission of data for mobile services.

The transaction was recognized as sale and leaseback as per IAS 17. Management analyzed each asset leased back and classified them as operating or financial lease according to IAS 17 qualitative and quantitative criteria.

Risks and benefits relating to these towers have been transferred to their purchasers, excepting for several towers for which transfer of risks and benefits was not possible. For these items, the amount was recognized as deferred revenue  (Note 19).

(2)  In the same transaction described in item (1), the Company transfers assignments of current lease agreements of sites and sold sharing agreements (customer portfolio) for R$40,899 (Note 29).

26) FINANCIAL INCOME (EXPENSES)

	Company
	Three-month periods ended		Six-month periods ended
	06.30.16	06.30.15	06.30.16	06.30.15
Financial Income
Income from financial investments	143,255	259,894	257,414	352,239
Interest income (customers, taxes and other)	17,648	15,377	35,007	34,854
Gain on derivative transactions	273,505	1,109,136	618,697	1,486,440
Foreign exchange variations on loans and financing	203,383	66,052	403,915	66,648
Other revenues from foreign exchange variation and monetary restatements	60,739	97,181	124,020	198,880
Other financial revenues	579	20,579	7,657	42,732
Total	699,109	1,568,219	1,446,710	2,181,793

Financial expenses
Loan, financing, debenture and financial lease charges	(253,956)	(202,931)	(507,405)	(416,826)
Foreign exchange loss on loans and financing	(54,619)	(42,864)	(114,906)	(215,845)
Loss on derivative transactions	(468,319)	(975,786)	(921,442)	(1,195,390)
Interest expense (financial institutions, provisions, trade accounts payable, taxes and other)	(54,951)	(56,945)	(164,214)	(97,114)
Other expenses with foreign exchange variation and monetary restatements	(152,880)	(151,580)	(296,546)	(302,740)
IOF, Pis, Cofins and other financial expenses	(42,643)	(82,708)	(66,903)	(146,429)
Total	(1,027,368)	(1,512,814)	(2,071,416)	(2,374,344)

Page. 56

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

	Consolidated
	Three-month periods ended		Six-month periods ended
	06.30.16	06.30.15	06.30.16	06.30.15
Financial Income
Income from financial investments	157,745	290,531	297,630	408,122
Interest income (customers, taxes and other)	18,711	18,889	57,099	39,375
Gain on derivative transactions	273,505	1,109,747	618,697	1,487,051
Foreign exchange variations on loans and financing	203,383	79,772	403,915	80,368
Other revenues from foreign exchange variation and monetary restatements	63,193	106,719	122,463	209,409
Other financial revenues	5,896	27,851	20,829	55,739
Total	722,433	1,633,509	1,520,633	2,280,064

Financial expenses
Loan, financing, debenture and financial lease charges	(253,955)	(235,682)	(547,898)	(449,577)
Foreign exchange loss on loans and financing	(54,619)	(251,247)	(114,906)	(424,227)
Loss on derivative transactions	(468,319)	(1,005,224)	(921,442)	(1,224,828)
Interest expense (financial institutions, provisions, trade accounts payable, taxes and other)	(54,877)	(57,194)	(169,690)	(97,948)
Other expenses with foreign exchange variation and monetary restatements	(152,649)	(156,754)	(294,854)	(310,170)
IOF, Pis, Cofins and other financial expenses	(44,073)	(98,935)	(94,695)	(162,693)
Total	(1,028,492)	(1,805,036)	(2,143,485)	(2,669,443)

27) INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its subsidiaries recognize income tax and social contribution on net income on a monthly accrual basis and pay taxes on an estimated amount based on a suspension or reduction trial balance. Taxes calculated on income until quarterly financial statements are recorded in liabilities or assets, as applicable.

Reconciliation of tax expenses with standard rate

Reconciliation of the reported tax expense and the amount calculated by applying statutory tax rate of 34% (25% of income tax and 9% of social contribution) is shown below for the quarters ended June 30, 2016 and 2015.

	Company
	Three-month periods ended		Six-month periods ended
	06.30.16	06.30.15	06.30.16	06.30.15
Income before taxes	840,040	1,020,213	2,275,759	1,860,642
Income and social contribution tax expenses, at the tax rate of 34%	(285,614)	(346,872)	(773,758)	(632,618)
Permanent and temporary differences
Equity pickup, net of effects from interest on equity received and surplus value of the assets purchased attributed to the Company (Note 11)	43,087	41,821	153,129	111,334
Unclaimed dividends and interest on equity	-	(6,552)	-	(6,552)
Non-deductible expenses, gifts, incentives	(29,111)	(20,924)	(59,682)	(71,914)
Tax benefit related to interest on equity allocated	129,540	175,100	312,120	175,100
Other (additions) exclusions	1,554	7,030	10,158	13,543
Tax debits (credits)	(140,544)	(150,397)	(358,033)	(411,107)

Effective rate	16.7%	14.7%	15.7%	22.1%
Current income and social contribution taxes	6,149	(42,670)	(260,057)	(341,041)
Deferred income and social contribution taxes	(146,693)	(107,727)	(97,976)	(70,066)

Page. 57

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

	Consolidated
	Three-month periods ended		Six-month periods ended
	06.30.16	06.30.15	06.30.16	06.30.15
Income before taxes	941,427	1,083,081	2,500,115	2,029,095
Income and social contribution tax expenses, at the tax rate of 34%	(320,085)	(368,248)	(850,039)	(689,892)
Permanent and temporary differences
Equity pickup, net of effects from interest on equity received and surplus value of the assets purchased attributed to the Company (Note 11)	163	150	247	229
Unclaimed dividends and interest on equity	-	(6,552)	-	(6,552)
Non-deductible expenses, gifts, incentives	(29,370)	(23,061)	(61,555)	(74,761)
Tax benefit related to interest on equity allocated	129,540	175,100	312,120	175,100
Other (additions) exclusions	(22,179)	9,346	16,838	16,316
Tax debits (credits)	(241,931)	(213,265)	(582,389)	(579,560)

Effective rate	25.7%	19.7%	23.3%	28.6%
Current income and social contribution taxes	(61,359)	(170,589)	(474,455)	(561,189)
Deferred income and social contribution taxes	(180,572)	(42,676)	(107,934)	(18,371)

Deferred income and social contribution tax assets or liabilities on temporary differences are shown in Note 7.2.

28) EARNINGS PER SHARE

Basic and diluted earnings per share were calculated by dividing profit attributable to the Company’s shareholders by the weighted average of the number of common and preferred shares outstanding during the year. There were no transactions that could generate any share issues until the disclosure of consolidated quarterly financial statements; therefore, there are no adjustments of diluting effects inherent to any share issues.

The following table shows the calculation of earnings per share for the quarters ended June 30, 2016 and 2015:

	Company
	Three-month periods ended		Six-month periods ended
	06.30.16	06.30.15	06.30.16	06.30.15
Net income for the year attributable to shareholders:	699,496	869,816	1,917,726	1,449,535
Common shares	221,179	276,083	606,380	460,746
Preferred shares	478,317	593,733	1,311,346	988,789

Number of shares:	1,688,694	1,455,482	1,688,694	1,290,294
Weighted average number of outstanding common shares for the year	569,354	492,539	569,354	437,245
Weighted average number of outstanding preferred shares for the year	1,119,340	962,943	1,119,340	853,049

Basic and diluted earnings per share:
Common shares	0.39	0.56	1.07	1.05
Preferred shares	0.43	0.62	1.17	1.16

29) RELATED PARTY TRANSACTIONS AND BALANCES

The main balances of assets and liabilities with related parties arises from transactions with companies related to the controlling group carried out at the prices and other commercial conditions agreed in contracts between the parties as follows:

a)   Fixed and mobile telephony services provided the Telefónica Group companies;

b) Digital TV services provided by Media Networks Latino America;

c) Lease and maintenance of safety equipment provided by Telefônica Inteligência e Segurança Brasil;

Page. 58

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

d) Corporate services passed through at the cost effectively incurred for these services;

e) Systems development and maintenance services provided by Telefónica Global Technology;

f) international transmission infrastructure for several data circuits and roaming services provided by Telefónica International Wholesale Brasil, Telefónica International Wholesale Services Espanha and Telefónica USA;

g) Administrative and management services (financial, property, accounting and human resources services) provided by Telefônica Serviços Empresariais do Brasil;

h) Logistics operator, messenger and motorcycle courier services provided by Telefônica Transportes e Logística. The amounts for the year of 2015 refer to the period from January to October 2015, the month in which this company was acquired by TData;

i)  Content-related services provided by Terra Networks Brasil;

j) Data communication services and integrated solutions provided by Telefónica International Wholesale Services Espanha and Telefónica USA;

k) Long distance call and international roaming services provided by companies of Telefónica Group.

l)  Sundry expenses and costs to be reimbursed by companies of Telefónica Group.

m) Brand Fee for assignment of rights to use the brand paid to Telefónica;

n) Stock option plan for employees of the Company and its subsidiaries related to acquisition of Telefónica shares;

o) Cost Sharing Agreement (CSA) for digital-business related expenses reimbursed to Telefónica Internacional and Telefónica Digital.

p)  Leases/rentals of Telefónica Group companies’ buildings;

q)  Financial Clearing House roaming, inflows of funds for payments and receipts arising from roaming operation between group companies operated by Telfisa.

r)  Integrated e-learning, online education and training solutions.

s) Factoring transactions, credit facilities for services provided by the Group's suppliers.

t) Social investment in Fundação Telefônica, innovative use of technology to enhance learning and knowledge, contributing to personal and social development.

u) Contracts or agreements assigning user rights for cable ducts, optical fiber duct rental services, and right-of-way related occupancy agreements with several highway concessionaires provided by Companhia AIX.

 v) Adquira Sourcing platform - online solution provided by Telefónica Compras Electrónicas to transact purchase and sale of all types of goods and services;

w) Digital media; marketing and sales, in-store and outdoor digital marketing services provided by Telefônica On The Spot Soluções Digitais Brasil; and

x) Sale/transfer of the Company's towers and customer portfolio to Towerco Latam Brasil.

The following table summarizes the consolidated balances with related parties:

Page. 59

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

		Balance Sheet - Assets
		At 06/30/16				At 12/31/15
		Current assets			Non-current assets	Current assets			Non-current assets
Companies	Type of transaction	Cash and cash equivalents	Accounts receivable, net	Other assets	Other assets	Cash and cash equivalents	Accounts receivable, net	Other assets	Other assets
Parent Companies
SP Telecomunicações Participações	d) / l)	-	31	3,984	532	-	16	3,984	532
Telefónica Internacional	d) / l)	-	-	170,785	-	-	-	124,775	-
Telefónica	l)	-	-	71	9	-	-	3,248	6
		-	31	174,840	541	-	16	132,007	538
Other companies of the group
Telefónica USA	j)	-	-	-	-	-	4,909	-	-
Telefónica Peru	k)	-	898	-	-	-	912	-	-
Telefônica Engenharia de Segurança do Brasil	a) / d) / l)	-	464	569	350	-	301	569	350
Telefónica International Wholesale Services Brasil	a) / d) / k / l)	-	11,910	4,310	76	-	10,416	172	76
Telefónica International Wholesale Services Espanha	j) / k)	-	97,721	3,144	-	-	117,356	-	-
Telefónica Moviles Del Espanha	k)	-	7,059	-	-	-	15,555	-	-
Telefônica Serviços Empresariais do Brasil	a) / d) / l) / p)	-	2,934	592	1,940	-	4,357	1,681	3,236
Terra Networks Brasil	a) / d) / l)	-	6,700	8,828	46	-	4,651	7,440	46
Telefónica Global Technology	l)	-	1,589	14,398	-	-	1,934	9,353	-
Telefônica Learning Services Brasil	a)	-	100	-	-	-	58	-	-
Companhia AIX de Participações	a)	-	28	-	-	-	8	-	-
Telefônica Factoring do Brasil	a) / d)	-	523	4	20	-	4	4	13
Fundação Telefônica	a) / d) / l)	-	-	52	94	-	-	49	96
Colombia Telecomunicaciones ESP	k)	-	1,919	4,046	-	-	1,932	4,827	-
Telefónica Moviles Argentina	k)	-	3,823	-	-	-	2,057	-	-
Telefónica Moviles Del Chile	k)	-	9,064	350	-	-	8,708	417	-
Pegaso PCS	k)	-	5,155	-	-	-	5,175	-	-
Otocel	k)	-	500	-	-	-	123	-	-
Telefónica Moviles Del Uruguay	k)	-	728	-	-	-	916	-	-
Telefonica UK LTD.(O2 UK LTD)	k)	-	7,423	-	-	-	15,615	-	-
T.O2 Germany GMBH CO. OHG	k)	-	4,880	-	-	-	6,811	-	-
Telcel Telecom. Celulares C. A.	k)	-	2,539	-	-	-	2,530	-	-
Telfisa	q)	105,412	-	-	-	99,609	-	-	-
Towerco Latam Brasil (1)	x)	-	640	12,859	-	-	-	-	-
Outras	a) / d) / k) / l) / p) / w)	-	2,632	734	227	-	2,613	870	564
		105,412	169,229	49,886	2,753	99,609	206,941	25,382	4,381
Total		105,412	169,260	224,726	3,294	99,609	206,957	157,389	4,919

Page. 60

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

		Balance Sheet - Liabilities
		At 06/30/16			At 12//31/15
		Current liabilities		Non-current liabilities	Current liabilities		Non-current liabilities
Companies	Type of transaction	Suppliers and trade accounts payable	Other liabilities	Other liabilities	Suppliers and trade accounts payable	Other liabilities	Other liabilities
Parent Companies
SP Telecomunicações Participações	l)	-	-	57	-	-	57
Telefónica Internacional	l) / o)	51,451	-	-	63,280	-	-
Telefónica	l) m) / n)	485	76,875	-	898	86,596	-
		51,936	76,875	57	64,178	86,596	57
Other companies of the group
Telefónica USA	f)	5,008	172	166	17,786	122	202
Telefónica Peru	k)	2,952	-	-	2,894	-	-
Telefônica Engenharia de Segurança do Brasil	c)	9,075	-	8	5,234	-	8
Telefónica International Wholesale Services Brasil	d) / f) / l)	93,914	1,676	378	35,299	1,673	378
Telefónica International Wholesale Services Espanha	f) / k)	7,634	30,472	-	16,501	19,208	-
Telefónica Moviles Del Espanha	k)	5,415	-	-	14,437	-	-
Telefônica Serviços Empresariais do Brasil	g) / l)	350	2,068	782	1,904	2,115	1,745
Terra Networks Brasil	i)	8,072	78	769	5,647	78	769
Telefónica Global Technology	e)	10,043	-	-	14,071	-	-
Telefônica Digital España	o)	37,847	-	-	30,311	-	-
Media Networks Latina America SAC	b)	15,220	-	-	45,866	-	-
Telefônica Learning Services Brasil	r)	16,271	-	-	10,607	-	-
Companhia AIX de Participações	u)	1,835	-	-	1,601	-	-
Telefônica Factoring do Brasil	s)	-	6,154	-	-	8,400	-
Fundação Telefônica	t)	-	-	289	-	22	266
Colombia Telecomunicaciones S.A. ESP	k)	2,238	-	-	1,500	-	-
Telefónica Compras Electrónicas	v)	33,088	-	-	14,738	-	-
Telefónica Moviles Argentina	k)	10,686	-	-	8,027	-	-
Telefónica Moviles Del Chile	k)	9,563	-	-	9,758	-	-
Pegaso PCS	k)	1,883	-	-	354	-	-
Otocel	k)	3,075	-	-	3,056	-	-
Telefónica Moviles Del Uruguay	k)	1,601	-	-	1,342	-	-
Telefonica UK LTD.(O2 UK LTD)	k)	3,543	-	-	4,800	-	-
T.O2 Germany GMBH CO. OHG	k)	6,207	-	-	991	-	-
Telcel Telecom. Celulares C. A.	k)	5,401	-	-	416	-	-
Towerco Latam Brasil (1)	x)	20,478	8,632	-	-	-	-
Outras	h) / k)	6,025	-	347	4,993	-	347
		317,424	49,252	2,739	252,133	31,618	3,715
Total		369,360	126,127	2,796	316,311	118,214	3,772

Page. 61

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

		Statement of Income
Companies	Type of transaction	Six-month periods 2016	Six-month periods 2015
Parent Companies
SP Telecomunicações Participações	d) / l)	27	(240)
Telefónica Internacional	d) / l) / o)	50,361	68,466
Telefónica	l) / m) / n)	(155,102)	(184,063)
		(104,714)	(115,837)
Other companies of the group
Telefónica USA	f) / j)	(3,931)	2,752
Telefónica Peru	k)	(378)	(317)
Telefônica Engenharia de Segurança do Brasil	a) / c) / d) / l)	(16,772)	(10,846)
Telefónica International Wholesale Services Brasil	a) / d) / f) / k / l)	(129,031)	(111,556)
Telefónica International Wholesale Services Espanha	f) / j) / k)	(9,066)	8,937
Telefónica Moviles Del Espanha	k)	(2,223)	1,643
Telefônica Serviços Empresariais do Brasil	a) / d) / g) / l) / p)	1,031	(5,895)
Telefônica Transportes e Logistica	a) / d) / h) / l) / p)	-	(27,336)
Terra Networks Brasil	a) / d) / i) / l)	(7,708)	1,238
Telefónica Global Technology, S.A.U.	e) / l)	(14,779)	(10,050)
Telefônica Digital España	l) / o)	(15,535)	(25,334)
Media Networks Latina America SAC	b)	623	(15,934)
T. learning Services Brasil	a) / r)	(21,419)	(21,461)
Companhia AIX de Participações	a) / u)	(10,288)	(9,608)
Telefônica Factoring do Brasil	a) / d) / s)	105	-
Fundação Telefônica	a) / d) / l) t)	(5,160)	(6,616)
Colombia Telecomunicaciones S.A. ESP	k)	(2,421)	-
Telefónica Compras Electrónicas	v)	(31,323)	(2,034)
Telefónica Moviles Argentina	k)	(1,975)	(3,168)
Telefónica Moviles Del Chile	k)	87	-
Pegaso PCS	k)	(3,877)	-
Otocel	k)	(100)	-
Telefónica Moviles Del Uruguay	k)	(1,104)	(1,735)
Telefonica UK LTD.(O2 UK LTD)	k)	(1,041)	2,029
T.O2 Germany GMBH CO. OHG	k)	(5,305)	-
Telcel Telecom. Celulares C. A.	k)	(4,976)	-
Towerco Latam Brasil (1)	x)	(23,315)	-
Outras	a) / d) / k) / l) / p) / w)	(4,317)	1,503
		(314,198)	(233,788)
Total		(418,912)	(349,625)

(1)  In March 2016, the Company entered into a purchase and sale agreements for infrastructure and assignment of leases, pooling and other covenants ("Agreement") with Towerco Latam Brasil Ltda (a Telefónica subsidiary). The agreement subject matters is the purchase and sale of 1,655 tower structures, assignment of current rental agreements for their sites and shared-use/pooling agreements. The total amount involved was R$760,000, comprising R$719,101 referring to the tower infrastructures and R$40,899 referring to the customer portfolio.

The agreement's conditions were established taking into consideration (i) prior transactions of the same nature performed by the Company and other companies in the industry; (ii) valuation report for the assets subject matter of the agreement, prepared by an independent appraiser; and (iii) internal business plan showing that the operation is profitable for the Company.

The following table summarizes the above-mentioned transaction:

Impacts on the Balance Sheet
Description	Balance Sheet Group	R$ thousands
Amounts receivable from Towerco Latam Brasil Ltda.	Related-party receivables (1)	760,000
Amount of write-offs of residual values of towers	Property, plan and equipment (note 12)	(99,210)
Value of towers classified as financial lease	Financial lease (Note 20)	2,674
Value of towers awaiting for contractual conditions for transfer	Deferred revenues (Note 19)	140,846
Amount of IR, CS, PIS and Cofins levied on towers of customer portfolio	Taxes, charges and contributions (IR, CS, PIS and Cofins) (Note 16)	226,908
Deferred IR and CS amounts	Deferred taxes (IR and CS) (Note 7.2)	(48,539)
Net income from the transaction	Net income of the transaction	338,901

(1) On April 8, 2015, the Towerco Latam BraSil Ltda held the discharge of the amount of R $ 760,000 due to the respect of this transaction the Company

Page. 62

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

Impacts on the Statement of Income
Description	DRE Group	R$ thousands
Value of disposal of towers (except retention and financial lease)	Other operating revenues (expenses), net (Note 25)	575,580
Value of write-off of residual amount	Other operating revenues (expenses), net (Note 25)	(99,210)
Value of customer portfolio	Other operating revenues (expenses), net (Note 25)	40,899
Amount of PIS and Cofins charged on customer portfolio	Other operating revenues (expenses), net (Note 25)	(3,783)
Effect on operating income		513,486
Amount of IR and CS levied on towers of customer portfolio	Income and social contribution taxes (Note 27)	(174,585)
Net effect on transaction income	Net effect on transaction income	338,901

Management compensation

Amounts of compensation (consolidated) paid by the Company to statutory members of its board of directors and executive board were R$32,826 and R$65,492 for the six-months ended June 30, 2016 and 2015 respectively. Of these amounts, R$25,390 (R$26,693 on June 30, 2015) consisted of salaries, social benefits and charges and R$7,436 (R$38,799 on June 30, 2015) was variable compensation.

These amounts were recorded as personnel expenses in the General and Administrative Expenses group (Note 24).

For the six-months ended June 30, 2016 and 2015, our Directors and Officers did not receive any pension, retirement or similar benefits.

30)  INSURANCE

The policy of the Company and its subsidiaries, as well as that of the Telefónica Group requires insurance coverage for all high-risk assets and liabilities of material worth in management's judgment, as per Telefónica's corporate program guidelines.

On June 30, 2016, maximum limits of claims (contractually established for each company consolidated by the Company) for the main assets, liabilities or interests covered by insurance and their respective amounts were R$1,047,826 for operational risks (including loss of profit) and R$75,000 for general civil liability (locally RCG).

31)  SHARE-BASED PAYMENT PLANS

Telefónica, as the Company's parent company, has different share-based payment plans based on the share quotes, which were also offered to management and employees of its subsidiaries, including Telefônica Brasil and the latter's subsidiaries.

The fair value of these options is estimated on the grant date, based on a binomial pricing model reflecting terms and conditions of instruments granted.

The Company and its subsidiaries reimburse Telefónica for the amount of the fair value of the benefits granted to management and employees on the grant date.

The main plans in effect on June 30, 2016 and December 31, 2015 are detailed below:

a)     Performance & Investment Plan (“PIP”)

Telefónica's Annual Shareholders’ Meeting held on May 18, 2011 approved a long-term program for using Telefónica stock options to reward senior management's commitment, outstanding performance and high potential globally.

Participants are not required to pay for their initial stock options and may add to the number of shares to be received at the end of the plan if they decide for a joint investment in their PIP, which requires a participant to buy the equivalent of 25% of the initial shares awarded by Telefónica and hold them until the end of the cycle, when Telefónica will add another 25% on top of the initial amount of shares in their co-investment.

Page. 63

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

Initially, the plan is expected to remain effective for 3 years. The cycles are independent of each other. The number of shares is reported at the beginning of each cycle and will be transferred to participants 3 years after granting date if they have met their targets.

Issuance of shares is conditional upon: (i) maintenance of active employment relationship within the Telefónica Group on the cycle consolidation date; and (ii) achievement, by Telefónica, of results representing fulfillment of the objectives established for the plan.

The level of success is based on the evolution of Telefónica share earnings, including stock quotations and dividends (Total Shareholder Return - TSR) compared with the evolution of TSRs of companies in a pre-defined comparison base.

In 2014, the Company approved the extension of this program for another 3 cycles of 3 years each from October 1, 2014 to September 30, 2017. The number of shares is informed at the beginning of the cycle and three years after granting date, and shares are transferred to participants as long as TSR targets are met.

The 2012-2015 cycle was completed in June 2015, achieving the TSR targets. Sixty eight (68) of the Company's executives obtained the right to receive 258,552 Telefónica shares.

The 2013-2016 cycle takes place in June 2016 and TSR was not achieve, therefore Telefónica shares were not delivered to the Company’s executives.

The following cycles have been scheduled:

•       2014-2017 cycle: inception in September 2017, for 61 of the Company's executives (including 2 designated statutory officers), potentially being awarded 243,771 Telefónica shares.

•        2015-2018 cycle: inception in September 2018, for 105 of the Company's executives (including 3 designated statutory officers), potentially being awarded 649,198 Telefónica shares.

The maximum number of shares in ongoing cycles as of June 30, 2016 is as follows:

Cycles	Initial number of shares + Co-investment (Active Managers)	Par value in Euros - share price as of 06/30/16	Final date
4th cycle - October 1, 2014	243,771	8.46	September 30, 2017
5th cycle - October 1, 2015	649,198	8.46	September 30, 2018

b)    Talent for the Future Share Plan (“TFSP”)

Telefónica's 2014 Annual Shareholders’ Meeting approved a long-term program to reward the commitment, outstanding performance and high potential of its executives globally by awarding Telefónica shares.

Participants are not required to pay for their initial options. Initially, the plan is expected to remain effective for 3 years. The cycle began on October 1, 2014 and it will be effective until September 30, 2017. The number of shares is reported at the beginning of the cycle and shares will be transferred to participants 3 years after granting date if their targets have been met.

Issuance of shares is conditional upon: (i) maintenance of active employment relationship within the Telefónica Group on the cycle consolidation date; and (ii) achievement, by Telefónica, of results representing fulfillment of the objectives established for the plan. The level of success is based on the evolution of Telefónica shareholder earnings, including their quotations and dividends (Total Shareholder Return - TSR) compared with the evolution of TSRs of Group companies in a pre-defined comparison base.

The maximum number of shares awarded in the first ongoing cycle as of June 30, 2016 is as follows:

Page. 64

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

Cycle	Initial number of shares + Co-investment (Active Managers)	Par value in Euros - share price as of 06/30/16	Final date
1st cycle - October 1, 2014	62,500	8.46	September 30, 2017
2nd cycle - October 1, 2015	95,500	8.46	September 30, 2018

c)     Global Employee Share Plan (“GESP”)

At its Annual Shareholders’ Meeting held on May 30, 2014, Telefónica approved a plan to incentivize purchases of its shares by the Group's employees at the international level, including employees of the Company and its subsidiaries. The plan offers employees the possibility of acquiring Telefónica’s shares and the latter promises to transfer a certain number of its shares to participants free of charge as long as certain conditions are fulfilled.

Initially, the plan was expected to remain effective for 2 years. Employees enrolled in the plan were able to acquire Telefónica shares by making monthly contributions of 25 to 150 euros (or the equivalent in local currency) totaling at most 1,800 euros over 12 months (acquisition period).

Shares will be transferred on the plan's vesting date, as of July 31, 2017 and on these conditions: (i) remaining in the company's employment during the program's two-year duration (vesting period), subject to certain special conditions related to anybody leaving its employment; and (ii) the exact number of shares to be transferred at the end of the vesting period depends on the number of shares acquired and held by employees. Therefore, employees enrolled in the plan who have remained in the employment of Telefónica Group and have held the shares acquired for another twelve months after the end of the acquisition period will be entitled to receive an additional share free of charge for each share they have acquired and held until the end of the vesting period.

The expenses of the Company and its subsidiaries incurred for the above mentioned stock option plans, if applicable, are recorded as personnel expenses in the Costs of Services, Selling, General and Administrative Expenses groups (Note 24) and correspond to R$7,639 and R$6,045 for the quarters ended June 30, 2016 and 2015.

32)  POST-RETIREMENT BENEFIT PLANS

The table below shows the plans sponsored by the Company and the corresponding types of benefits.

Plan	Type	Entity	Sponsor

PBS-A	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás

PAMA / PCE	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás

Healthcare - Law No. 9656/98	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil

CTB	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil

PBS	Defined benefit (DB) / Hybrid	VisãoPrev	Telefônica Brasil

PREV	Hybrid	VisãoPrev	Telefônica Brasil

VISÃO	Defined contribution (DB) / Hybrid	VisãoPrev	Telefônica Brasil and Telefônica Data

Details of the plans shown above are the same as those disclosed in "Note 33 - Pension Plans and Other Post-Employment Benefits" in the Company's financial statements disclosed for December 31, 2015.

Page. 65

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

Defined benefit liabilities comprise different components depending on the characteristics of the pensions provided by each plan, and may include actuarial liabilities of supplementary pension liabilities, health care benefits for retirees and their dependents and death and incapacity compensation for participants. This liability is exposed to economic and demographic risks such as: (i) increased medical costs that could impact the cost of health care plans; (ii) salary increases; (iii) long-term inflation rates; (iv) nominal discount rate; and (v) life expectancy of participants and pensioners.

The fair value of the plans' assets mainly consists of fixed-income investments (NTNs, LFTs, LTNs, repos, CDBs, debentures, financial notes and holdings in receivables funds [FIDCs]) and equity investments (high liquidity blue chips and ETFs). Due to concentration of investments in fixed income and equity, the plans' assets are primarily exposed to risks inherent to the financial market and the economic scenario such as: (i) market risk for sectors in which investments in equities are concentrated; (ii) risk of events that impact economic environment and market indices in which equity investments are concentrated; and (iii) long-term inflation rates that may erode the profitability of fixed-income investments.

The administrators of the post-employment benefit plans sponsored by the Company (Visão Prev and Sistel) attempt to match the flows of assets and liabilities by acquiring fixed-income securities and other long-term assets.

Except for the underfunded CTB and healthcare plans - Law 9656/98, all other benefit plans currently have a surplus position. The economic benefit recorded in the assets of the Company and its subsidiaries does not reflect the total surplus determined for these plans. The economic benefit recognized in 'Assets' reflects only that part of surplus that may actually be recovered. The plans' surpluses may be recovered only by reducing future contributions, and since not all plans are currently receiving enough contributions to fully recover surpluses, the economic benefit recorded in assets is limited to the total that may be recovered in accordance with projected future contributions.

All income and expenses related to defined benefit plans and hybrid benefit plans, such as employer contributions, costs of current services, and interest charged on net actuarial liabilities are recognized directly in the operating results of the Company and its subsidiary.

Actuarial gains and losses relating to defined benefit plans and hybrid benefit plans, in addition to limitations on recoverability of surpluses through future refunds or reduced contributions, are immediately recognized in Other comprehensive income and do not impact the operating results of the Company or subsidiary.

Consolidated balances of both underfunded and surplus plans are shown below:

	Consolidated
	Plans with surplus	Plans with deficit	Total
Balances at 12/31/14	14,653	(456,129)	(441,476)
Current service cost	(1,340)	(40)	(1,380)
Net interest on net defined benefit liabilities/assets	892	(25,586)	(24,694)
Contributions and benefits paid by the employers	1,263	3,225	4,488
Balances at 06/30/15	15,468	(478,530)	(463,062)
Current service cost	(1,342)	(5,680)	(7,022)
Net interest on net defined benefit liabilities/assets	896	(17,490)	(16,594)
Contributions and benefits paid by the employers	844	7,697	8,541
Effects on comprehensive income	625,774	(224,281)	401,493
Transfer of reserves between plans	(632,941)	632,941	-
Business combinations (acquisition of TGLog. by TData)	25	-	25
Balances at 12/31/15	8,724	(85,343)	(76,619)
Current service cost	(1,437)	(1,350)	(2,787)
Net interest on net defined benefit liabilities/assets	651	(4,782)	(4,131)
Contributions and benefits paid by the employers	1,452	11,010	12,462
Balances at 06/30/16	9,390	(80,465)	(71,075)

Page. 66

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

The changes shown in the table above were made based on assumptions and projections produced in the actuarial valuations of December 31, 2015 and 2014. With the exception of contributions and benefits paid by employers, which reflect the values effected over the periods.

Of the surplus amounts shown in the table above, the Company recognized consolidated amounts of R$9,390 and R$8,724 at June 30, 2016 and December 31, 2015, respectively (Note 10).

33)  FINANCIAL INSTRUMENTS

a) Derivative Transactions

The purpose of all of the Company's transactions with derivatives is to hedge against the currency risk arising from assets and liabilities in foreign currencies, against inflation risk from its debentures and lease agreements indexed to the IPCA, and against the risk of changed in long-term interest rates risk (TJLP) on part of the debt with BNDES. Therefore any changes in risk-factors lead to adverse effects on the matching entry proposed to be hedged. Therefore, derivatives are not held for speculative purposes and any currency risks are hedged.

Management understands that the Company's internal controls for its derivatives are adequate to control risks associated with each strategy for the market. Gains/losses obtained or sustained by the Company in relation to its derivatives show that its risk management has been appropriate.

The Company calculates the effectiveness of the derivative contracts to hedge its financial liabilities and cash flows in foreign currency at the beginning of the operation and on an ongoing basis. At June 30, 2016 and December 31, 2015, the derivative instruments were effective for the objects of this coverage.

As long as these derivatives contracts qualify as hedge accounting (hedge), the risk covered may also be adjusted to fair value, offsetting the result of derivatives, according to the rules of hedge accounting. This hedge accounting applies both to financial liabilities as the probable cash flows in foreign currency

At June 30, 2016 and December 31, 2015, the Company was not holding any embedded derivatives contracts.

Derivatives Contracts  includes specific penalties for breach of contract. Breach of contract provided for in agreements made with financial institutions leads to the early settlement thereof.

a.1) Fair value of derivative financial instruments

The valuation method used to calculate the fair value of financial liabilities (if applicable) and derivative financial instruments was the discounted cash flow method, based on expected settlements or realization of liabilities and assets at market rates prevailing on balance sheet date.

Fair values are calculated by projecting future inflows from transactions using BM&FBovespa yield curves discounting these flows to present value using market DI rates for swaps announced by BM&FBovespa.

The market values of foreign-exchange derivatives were obtained using the market exchange rates in effect on the balance sheet date and projected market rates obtained from the currency's coupon-rate yield curves. The linear convention of 360 calendar days was used to determine coupon rates of positions indexed in foreign currencies, while the exponential convention of 252 business days was used to determine coupon rates for positions indexed to CDI rates. As for the options, it is considered the change in fair value of the same in relation to the initial premium paid.

Consolidated derivatives financial instruments shown below are registered with the Brazils’ OTC Clearing House (“CETIP”) and classified as swaps, NDFs and options that do not require margin deposits.

Page. 67

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

	Company/Consolidated
					Accumulated effects from fair value
	Notional Value		Net position at fair value		Amount receivable (payable)
Description	06/30/16	12/31/15	06/30/16	12/31/15	06/30/16	12/31/15
Long position	3,131,247	3,154,484	3,764,632	3,674,083	258,124	498,864

Foreign Currency	1,780,585	1,652,802	1,786,524	2,141,243	179,617	457,351
US$ (1) (2)	806,521	781,473	789,840	934,492	82,540	216,475
EUR (2)	70,137	89,118	64,428	92,566	32	2,735
LIBOR US$ (1)	746,304	782,211	855,014	1,114,185	96,850	238,141
NDF US$ (8)	77,378	-	77,242	-	195	-
Options US$ (8)	80,245	-	-	-	-	-

Floating rate	1,022,869	1,064,647	1,553,617	1,030,332	52,216	19,328
CDI (1) (2) (7)	254,883	172,116	777,235	173,321	24,031	7
TJLP (4)	767,986	892,531	776,382	857,011	28,185	19,321

Inflation rates	327,793	437,035	424,491	502,508	26,291	22,185
IPCA (3) (5)	201,509	209,051	265,449	239,099	19,452	16,248
IGPM (6)	126,284	227,984	159,042	263,409	6,839	5,937

Short Position	(3,131,247)	(3,154,485)	(3,752,915)	(3,409,326)	(246,409)	(234,107)
Pre-fixed rate	(157,623)	-	(95,282)	-	(19,425)	-
Options US$ (8)	(80,245)	-	(11,052)	-	(11,052)	-
NDF US$ (8)	(77,378)	-	(84,230)	-	(8,373)	-

Floating rate	(2,608,029)	(2,853,704)	(3,214,226)	(2,935,269)	(226,939)	(228,982)
CDI (1) (2) (3) (4) (5) (6) (7)	(2,608,029)	(2,853,704)	(3,214,226)	(2,935,269)	(226,939)	(228,982)

Foreign Currency	(365,595)	(300,781)	(443,407)	(474,057)	(45)	(5,125)
US$ (2)	(254,883)	(161,692)	(232,903)	(167,318)	(45)	(4,472)
EUR (1) (2)	-	(10,424)	-	(10,612)	-	(143)
LIBOR US$ (1)	(110,712)	(128,665)	(210,504)	(296,127)	-	(510)

		Long position			258,124	498,864
		Current			78,750	81,306
		Non Current			179,374	417,558

		Short position			(246,409)	(234,107)
		Current			(184,992)	(151,686)
		Non Current			(61,417)	(82,421)
		Amounts receivable, net			11,715	264,757

(1) Foreign currency swaps (USD and LIBOR) x CDI (R$1,353,496) - swap transactions for varying debt repayment dates held to hedge foreign-exchange risk affecting the Company's loans in USD (book value R$1,336,652).

(2) Foreign currency swaps (Euro) (R$64,428) and (CDI x USD) (R$124,059) - maturing through August 8, 2016 to hedge exchange-rate risk affecting net amounts payable (book value R$60,753 in euros) and receivables (book value R$124,584 in USD).

(3) IPCA x CDI rate swaps (R$35,402) - maturing annually through 2019 to hedge the same flow as the debentures (4th issue - 3rd series) indexed to the IPCA (book value R$36,766).

(4) TJLP x CDI swaps (R$776,382) - maturing annually through 2019 to hedge the risk of varying TJLP on loan from BNDES (book value R$1,105,813).

(5) IPCA x CDI swaps (R$230,046) – maturing in 2033 to hedge risk of change in financial leasing rate geared to IPCA (book value R$222,774).

(6) IGPM x CDI swaps (R$159,042) – maturing 2016 through 2018 to hedge IGP-DI variation risk affecting regulatory commitments related to 4G license.

(7) CDI x Fixed-Rate swaps (R$520,879) - maturing in 2016 to hedge CDI-rate variation risk for some of the CDI-geared debentures.

Page. 68

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

(8) NDF USD x BRL; non-deliverable forwards and options were used to hedge CapEx and OpEx USD exposure. The 'bat' structure coverage was used to hedge foreign-exchange risk on expected flows; none of this structure's derivatives will be settled in advance while hedging is maintained.

The table below shows a breakdown of swaps maturing on June 30, 2016:

	Company/Consolidated
	Maturing in
Swap contract	2016	2017	2018	2019 onwards	Amount receivable (payable) at June 30, 2016

Foreign currency x CDI	(53,962)	(85,079)	63,662	38,954	(36,425)
CDI x Foreign Currency	24,014	1,243	170	59	25,486
TJLP x CDI	(6,280)	4,249	12,957	10,103	21,029
IPCA x CDI	(1,971)	(1,087)	(643)	17,341	13,640
IGPM x CDI	-	5,384	1,455	-	6,839
CDI x Pré	534	-	-	-	534
NDF USD x Pré	(8,336)	-	-	-	(8,336)
Options	(11,052)	-	-	-	(11,052)
Total	(57,053)	(75,290)	77,601	66,457	11,715

For the purposes of preparing quarterly financial statements, the Company adopted the fair value hedge accounting methodology for its foreign currency swaps x CDI, IPCA x CDI, TJLP x CDI and CDI x Pre for hedging financial debt. Under this arrangement, both derivatives and hedged risk are recognized at fair value.

The ineffective portion at June 30, 2016 was R$296 (R$2,836 at December 31, 2015).

At June 30, 2016 and 2015, derivative transactions generated consolidated negative and positive income (net) of R$302,745 and R$262,223, respectively (Note 26).

a.2) Sensitivity analysis of the Company's risk variables

CVM Resolution 604/09 requires listed companies to comply with CPC 40 Financial Instruments: Disclosures (IFRS 7) by disclosing sensitivity analyses for each type of market risk that management understands to be significant when originated by financial instruments to which the entity is exposed at the end of each period, including all transactions in derivatives.

In making the above analysis, each of the transactions with derivative financial instruments was assessed and assumptions included a probable scenario and two others that could adversely impact the Company.

On the due dates of each of the transactions, the probable scenario assumed maintaining whatever trend the market had been showing through BM&FBovespa yield curves (currencies and interest rates). In the probable scenario, there is no impact on the fair value of the above-mentioned derivatives. However, the assumptions made for scenarios II and III, as per a CVM instruction, were risk variables deteriorating 25% and 50% respectively.

Since the Company only holds derivatives to hedge its foreign-currency assets and liabilities, changing scenarios are tracked by the corresponding hedged items, thus showing that effects are almost non-existent. For these transactions, the Company reported the value of each hedged item and derivative on separate lines in its sensitivity analysis tables in order to show consolidated net exposure in each of the above-mentioned three scenarios at June 30, 2016.

Page. 69

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

Company / Consolidated
Transaction	Risk	Probable	25% depreciation	50% depreciation
Hedge (long position)	Derivatives (depreciation risk US$)	908,670	1,146,605	1,386,401
Debt in US$	Debt (appreciation risk US$)	(908,670)	(1,146,605)	(1,386,401)
	Net Exposure	-	-	-

Hedge (long position)	Derivatives (depreciation risk EUR)	64,428	80,551	96,691
Payables in EUR	Debt (appreciation risk EUR)	(70,404)	(88,005)	(105,606)
Receivables in EUR	Debt (depreciation risk EUR)	5,818	7,272	8,726
	Net Exposure	(158)	(182)	(189)

Hedge (short position)	Derivatives (depreciation risk US$)	(154,083)	(192,671)	(250,925)
Payables in US$	Debt (appreciation risk US$)	(50,561)	(63,202)	(75,842)
Receivables in US$	Debt (depreciation risk US$)	209,675	262,094	314,513
	Net Exposure	5,031	6,221	(12,254)

Hedge (long position)	Derivatives (risk of decrease in IPCA)	257,371	251,797	279,976
Debt in IPCA	Debt (risk of increase in IPCA)	(258,185)	(252,025)	(280,229)
	Net Exposure	(814)	(228)	(253)

Hedge (long position)	Derivatives (risk of decrease in IGP-DI)	263,409	279,537	305,584
Debt in IGP-DI	Debt (risk of increase in IGP-DI)	(263,381)	(279,790)	(305,860)
	Net Exposure	28	(253)	(276)

Hedge (long position)	Derivatives (risk of decrease in UMBND)	446,860	561,337	682,751
Debt in UMBND	Debt (risk of increase in UMBND)	(445,042)	(562,587)	(682,825)
	Net Exposure	1,818	(1,250)	(74)

Hedge (long position)	Derivatives (risk of decrease in TJLP)	776,382	800,655	827,978
Debt in TJLP	Debt (risk of increase in TJLP)	(776,427)	(801,724)	(828,740)
	Net Exposure	(45)	(1,069)	(762)

Hedge (long position)	Derivatives (risk of decrease PRE)	520,879	651,098	781,318
Debt in CDI	Debt (risk of increase in CDI)	(513,127)	(641,408)	(769,690)
	Net Exposure	7,752	9,690	11,628

Hedge (long position)	Derivatives (risk of decrease USD)	78,319	97,899	117,479
CAPEX in USD	CAPEX (risk of increase in USD)	(78,319)	(97,899)	(117,479)
	Net Exposure	-	-	-

Hedge (CDI position)
Hedge US$ e EUR (short and long position)	Derivatives (risk of decrease in CDI)	96,750	96,658	96,568
Hedge IPCA (short position)	Derivatives (risk of increase in CDI)	(251,809)	(251,849)	(251,886)
Hedge IGPM (short position)	Derivatives (risk of increase in CDI)	(152,202)	(152,202)	(152,202)
Hedge UMBND (short position)	Derivatives (risk of increase in CDI)	(267,469)	(261,517)	(262,453)
Hedge TJLP (short position)	Derivatives (risk of increase in CDI)	(754,411)	(753,738)	(753,777)
Hedge US$ (short position)	Derivatives (risk of increase in CDI)	(1,106,080)	(1,104,916)	(1,103,838)
Hedge CDI (short position) - debt	Derivatives (risk of increase in PRE)	(520,345)	(512,569)	(505,131)
Hedge USD (short position) - CAPEX	Derivatives (risk of increase in PRE)	(78,319)	(97,899)	(117,479)
	Net Exposure	(3,033,885)	(3,038,032)	(3,050,198)

Total net exposure in each scenario		(3,020,273)	(3,025,103)	(3,052,378)

Net effect on changes in current fair value		-	(4,830)	(32,105)

Page. 70

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

The assumptions used by the Company for the sensitivity analysis on June 30, 2016 were as follows:

Risk Variable	Probable	25% depreciation	50% depreciation
US$	3.2098	4.0123	4.8147
EUR	3.5635	4.4544	5.3453
JPY	0.0312	0.0390	0.0468
IPCA	8.89%	11.11%	13.33%
IGPM	12.21%	15.26%	18.31%
IGP-DI	12.37%	15.47%	18.56%
UMBND	0.0634	0.0792	0.0950
URTJLP	1.9953	2.4941	2.9930
CDI	14.13%	17.66%	21.20%

For calculation of the net exposure for the sensitivity analysis, all derivatives were considered at market value and hedged items designated for hedge for accounting purposes were also considered at fair value.

The fair values shown in the table above are based on the portfolio position at June 30, 2016, but do not reflect an estimate for realization due to the dynamism of the market, which is constantly monitored by the Company. Using different assumptions could significantly affect estimates.

b) Fair value

The Company and its subsidiaries assessed their financial assets and liabilities in relation to market values using available information and appropriate valuation methodologies. However, both the interpretation of market data and the selection of valuation methods require considerable judgment and reasonable estimates to produce the most adequate realization value. As a result, the estimates shown do not necessarily indicate amounts that could be realized in the current market. The use of different assumptions for the market and/or methodologies may have a material effect on estimated sale values. On June 30, 2016 and December 31, 2015, neither the Company not its subsidiaries detected any significant and enduring impairment of their financial instruments.

The fair value of all assets and liabilities are categorized within the fair value hierarchy described below, based on the lowest level of information that is significant to the fair value measurement as a whole:

Level 1: quoted market prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: valuation techniques for which significant lower level of information to measure the fair value directly or indirectly observable; and

Level 3: valuation techniques for which the lowest and significant level of information to measure the fair value is not available.

During the six months ended June 30, 2016, there were no transfers between fair value measurements of level 3 and level 1 and 2.

The following tables show the composition of financial assets and liabilities at June 30, 2016 and December 31, 2015.

Page. 71

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

Company
		Fair value hierarchy	Book value		Fair value
Financial Assets	Classification by category		06/30/16	12/31/15	06/30/16	12/31/15
Current
Cash and cash equivalents (Note 4)	Amortized cost		5,063,123	4,206,595	5,063,123	4,206,595
Trade accounts receivable, net (Note 5)	Loans and receivables		8,201,726	7,000,379	8,201,726	7,000,379
Derivative transactions (Note 33)	Measured at fair value through profit or loss	Level 2	29,642	3,017	29,642	3,017
Derivative transactions (Note 33)	Coverage	Level 2	49,108	78,289	49,108	78,289

Non-current
Short-term investments pledged as collateral	Amortized cost		97,626	90,863	97,626	90,863
Trade accounts receivable, net (Note 4)	Loans and receivables		164,173	217,621	164,173	217,621
Derivative transactions (Note 33)	Coverage	Level 2	179,374	417,558	179,374	417,558
Total financial assets			13,784,772	12,014,322	13,784,772	12,014,322

Financial Liabilities
Current
Trade accounts payable, net (Note 15)	Amortized cost		7,405,874	7,496,947	7,405,874	7,496,947
Loans, financing and financial lease (Note 20)	Amortized cost		594,583	154,670	691,221	166,111
Loans, financing and financial lease (Note 20)	Measured at fair value through profit or loss	Level 2	926,743	1,656,367	995,505	1,777,104
Debentures (Note 20)	Amortized cost		121,311	120,632	434,661	470,828
Debentures (Note 20)	Measured at fair value through profit or loss	Level 2	1,032	292	1,432	1,334
Derivative transactions (Note 33)	Measured at fair value through profit or loss	Level 2	45,468	5,184	45,468	5,184
Derivative transactions (Note 33)	Coverage	Level 2	139,524	146,502	139,524	146,502

Non-current
Loans, financing and financial lease (Note 20)	Amortized cost		1,584,064	187,176	1,388,303	180,895
Loans, financing and financial lease (Note 20)	Measured at fair value through profit or loss	Level 2	1,575,442	2,577,090	1,486,484	2,366,597
Contingent consideration (Note 20)	Measured at fair value through profit or loss	Level 2	393,948	377,721	393,948	377,721
Debentures (Note 20)	Amortized cost		3,394,475	3,299,010	3,064,778	2,942,969
Debentures (Note 20)	Measured at fair value through profit or loss	Level 2	35,734	124,780	33,285	98,862
Derivative transactions (Note 33)	Coverage	Level 2	61,417	82,421	61,417	82,421
Total financial liabilities			16,279,615	16,228,792	16,141,900	16,113,475

Page. 72

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

Consolidated
		Fair value hierarchy	Book value		Fair value
Financial Assets	Classification by category		06/30/16	12/31/15	06/30/16	12/31/15
Current
Cash and cash equivalents (Note 4)	Amortized cost		5,675,712	5,336,845	5,675,712	5,336,845
Trade accounts receivable, net (Note 5)	Loans and receivables		8,586,366	8,285,319	8,586,366	8,285,319
Derivative transactions (Note 33)	Measured at fair value through profit or loss	Level 2	29,642	3,017	29,642	3,017
Derivative transactions (Note 33)	Coverage	Level 2	49,108	78,289	49,108	78,289

Non-current
Short-term investments pledged as collateral	Amortized cost		97,636	109,864	97,636	109,864
Trade accounts receivable, net (Note 5)	Loans and receivables		267,490	330,451	267,490	330,451
Derivative transactions (Note 33)	Coverage	Level 2	179,374	417,558	179,374	417,558
Total financial assets			14,885,328	14,561,343	14,885,328	14,561,343

Financial Liabilities
Current
Trade accounts payable (Note 15)	Amortized cost		7,564,743	8,373,235	7,564,743	8,373,235
Loans, financing and financial lease (Note 20)	Amortized cost		594,583	565,700	691,221	651,426
Loans, financing and financial lease (Note 20)	Measured at fair value through profit or loss	Level 2	926,743	1,656,367	995,505	1,777,104
Debentures (Note 20)	Amortized cost		121,311	120,632	434,661	470,828
Debentures (Note 20)	Measured at fair value through profit or loss	Level 2	1,032	292	1,432	1,334
Derivative transactions (Note 33)	Measured at fair value through profit or loss	Level 2	45,468	5,184	45,468	5,184
Derivative transactions (Note 33)	Coverage	Level 2	139,524	146,502	139,524	146,502

Non-current
Trade accounts payable (Note 15)	Amortized cost		67,742	67,742	67,742	67,742
Loans, financing and financial lease (Note 20)	Amortized cost		1,584,064	1,499,698	1,388,303	1,192,040
Loans, financing and financial lease (Note 20)	Measured at fair value through profit or loss	Level 2	1,575,442	2,577,090	1,486,484	2,366,597
Debentures (Note 20)	Amortized cost		3,394,475	3,299,010	3,064,778	2,942,969
Debentures (Note 20)	Measured at fair value through profit or loss	Level 2	35,734	124,780	33,285	98,862
Contingent consideration (Note 20)	Measured at fair value through profit or loss	Level 2	393,948	377,721	393,948	377,721
Derivative transactions (Note 33)	Coverage	Level 2	61,417	82,421	61,417	82,421
			16,506,226	18,896,374	16,368,511	18,553,965

c) Capital Management

The purpose of the Company's capital management is to ensure maintenance of a high credit rating before institutions and a good capital ratio in order to support the Company's business and maximize shareholder value.

The Company manages its capital structure by making adjustments and adapting to current economic conditions. For this purpose, the Company may pay dividends, arrange new loans, issue promissory notes and transactions with derivatives. For the year ended June 30, 2016, there were no changes in capital structure objectives, policies or processes.

In its net debt structure, the Company includes balances on loans, financing, debentures, financial leases, contingent consideration (Note 20) and transactions with derivatives (Note 33), less cash and cash equivalents (Note 4) and financial investments to secure BNB financing.

The Company’s ratio of consolidated debt to shareholders’ equity consists of the following:

	Consolidated
	06.30.16	12.31.15
Cash and cash equivalents	5,675,712	5,336,845
Loans, financing, debentures, financial lease and contingent consideration	(8,627,332)	(10,221,290)
Derivative transactions, net	11,715	264,757
Short-term investment pledged as collateral	41,385	38,805
Net debt	2,898,520	4,580,883
Net equity	68,319,766	68,567,242
Net debt-to-equity ratio	4.24%	6.68%

d)   Risk Management Policy

Page. 73

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

The Company and its subsidiaries are exposed to several market risks as a result of their commercial operations, debts incurred to finance their business and financial instruments related to their debt.

d.1) Currency Risk

There is risk arising from the possibility that the Company may incur losses due to fluctuating exchange rates, which add to costs arising from loans denominated in foreign currencies.

At June 30, 2016, 15.5% of financial debt was foreign-currency denominated (16.5% at December 31, 2015). The Company enters into derivative transactions (currency hedge) with financial institutions to hedge against exchange rate variation affecting its total indebtedness in foreign currency (R$1,336,652 and R$1,681,968 at June 30, 2016 and 31 December 2015, respectively). Its total debt on these dates was covered by asset positions in currency-exchange hedge transactions with CDI-rate swaps.

There is also foreign exchange risk for non-financial assets and liabilities denominated in foreign currencies, which may generate a smaller amount receivable or larger amount payable depending on the exchange rate in the period.

Hedging transactions were engaged to minimize the risks associated with exchange-rate variation of non-financial assets and liabilities in foreign currencies. This balance is subject to daily changes due to the dynamics of the business. However, the Company intends to cover the net balance of these rights and obligations (US$38,814 thousand and €17,155 thousand to be paid by June 30, 2016 and US$32,030 thousand and €19,079 thousand to be paid by December 31, 2015) to mitigate its foreign exchange risks.

d.2) Interest and Inflation Risk

This risk arises because the Company may incur losses in the event of an unfavorable change in the domestic interest rate, which may adversely affect financial expenses resulting from the portion of debentures referenced to the CDI and liability positions in derivatives (currency hedge, IPCA and TJLP) geared to floating interest rates (CDI).

The debt to BNDES is indexed to the Long-Term Interest Rate (TJLP), which is set on a quarterly basis by the National Monetary Council. In March 2015, the National Monetary Council decided to increase the annual rate to 6.00% from April 1 to June 30, 2015. The TJLP rose 0.50 percentage points from the previous annual rate of 5.50%. In the course of 2015, the TJLP was raised to 6.5% for the period from July to September and to 7.0% for the period from October to December. In 2016, the TJLP was raised to 7.5% for the period from January to March and will remain at this level over the period from April to June.

Inflation risk arises from the Minas Comunica debentures of the 1st issue, which are tied to the IPCA and thus may adversely affect financial expenses in the event of an unfavorable change in this index.

To reduce exposure to the variable interest rate (CDI), the Company and its subsidiaries invested their surplus cash of R$5,485,077 on June 30, 2016 (R$5,103,103 at December 31, 2015), mostly in short-term CDI-based financial investments (Bank Deposit Certificates). The book values of these instruments approach their fair values, since they may be redeemed at short notice.

With the same purpose, at June 30, 2016, the Company had swap transactions - CDI x Pre to partially cover fluctuations in domestic interest rates, the main contractor was R$500,000

d.3) Liquidity Risk

Liquidity risk is the possibility of the Company or its subsidiaries not holding sufficient funds to meet their commitments due to different currencies and dates of discharging their rights and obligations.

The Company and its subsidiaries structure the maturity dates of non-derivative financial contracts, as shown in Note 20, and their respective derivatives, as shown in the schedule of payments disclosed in this note, to avoid affecting their liquidity.

Page. 74

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

The Company's cash flow and liquidity and those of its subsidiaries are managed on a daily basis by the departments in charge to ensure that operating cash flows and previous funding, when necessary, will be sufficient to meet its schedule of commitments in order to avoid liquidity risk.

Below, we summarize the maturity profile for our consolidated financial liabilities as set forth in loan agreements:

At 06.30.16	Less than one year	From 1 to 2 years	From 2 to 5 years	Over 5 years	Total
Trade accounts payable (Note 15)	7,564,743	-	-	67,742	7,632,485
Loans, financing and financial lease (Note 20)	1,521,326	1,549,682	1,414,343	195,481	4,680,832
Contingent consideration (Note 20)	-	-	-	393,948	393,948
Debentures (Note 20)	122,343	3,300,000	117,744	12,465	3,552,552
Derivative transactions (Note 33)	184,992	59,523	1,156	738	246,409
Total	9,393,404	4,909,205	1,533,243	670,374	16,506,226

At 12.31.15	Less than one year	From 1 to 2 years	From 2 to 5 years	Over 5 years	Total
Trade accounts payable (Note 15)	8,373,235	-	-	67,742	8,440,977
Loans, financing and financial lease (Note 20)	2,222,067	1,920,416	1,804,220	352,152	6,298,855
Contingent consideration (Note 20)	-	-	-	377,721	377,721
Debentures (Note 20)	120,924	1,999,645	1,410,270	13,875	3,544,714
Derivative transactions (Note 33)	151,686	64,692	4,157	13,572	234,107
Total	10,867,912	3,984,753	3,218,647	825,062	18,896,374

d.4) Credit Risk

The risk arises from the possibility of the Company incurring losses due to difficulty in receiving amounts billed to its customers and sales of prepaid handsets and cards that have been pre-activated for the distribution network.

The credit risk on accounts receivable is diversified and mitigated by strict control of the customer base. The Company constantly monitors the level of accounts receivable from postpaid services, and limits bad-debt risk by cutting off access to telephone lines if bills are past due. The mobile customer base predominantly uses the prepaid system, which requires loading beforehand and therefore does not pose credit risk. Exceptions are made for telecommunications services that must be maintained for security or national defense reasons.

Credit risk on sales of pre-activated prepaid handsets and cards is managed by a conservative policy for granting credit, using modern credit scoring methods, analyzing financial statements and querying commercial databases, in addition to requesting guarantees.

The Company and its subsidiaries are also subject to credit risk arising from their investments, letters of guarantee received as collateral for certain transactions and receivables from derivative transactions. The Company and its subsidiaries control the credit limits granted to each counterpart and diversify this exposure across first-line financial institutions as per current credit policies of financial counterparties.

d.5) Social and Environmental Risks

Our operations and properties are subject to various environmental laws and regulations, among other things, governing environmental licenses and records, protection of fauna and flora, air emissions, waste management and remediation of contaminated sites, among others. If we fail to meet present and future requirements, and identify and manage new or existing contamination, we will have to incur significant costs, which include cleaning costs, damages, compensation, fines, activities suspension and other penalties, investments to improve our facilities or change our processes, or interruption of operations. The identification of environmental conditions not currently identified, more stringent inspections by regulatory agencies, the entry into force of more stringent laws and regulations or other unanticipated events may occur and, ultimately, result in significant environmental liabilities and their costs. The occurrence of any of the above factors could have a material adverse effect on our business, our results of operations and our financial condition. According to Article 75 of Law No. 9605 of 1998, the maximum fine per breach of environmental law is R$50,000,000.00 (fifty million reais).

Page. 75

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

From the social point of view, we are exposed to contingent liabilities due to the fact that our structure provides for the hiring of outsourced service providers. These potential liabilities may involve labor claims by service providers which are treated as direct employees and claim joint liability resulting from overtime and occupational accidents. If we obtain unfavorable decision with respect to a significant portion of these contingencies and if we have not recognized a provision for these risks, our financial condition and results of operations may be adversely affected. In addition, if the labor authorities consider that outsourcing services involves core activities of the company, employment links may be characterized, which would significantly increase our costs and therefore subject the Company to administrative procedures, and the Company is obliged to pay penalties to third.

34)  COMMITMENTS AND GUARANTEES (LEASES)

The Company and its subsidiaries lease equipment, facilities and several stores, administrative buildings and sites (radio base stations and towers installed), through several non-cancelable operating agreements expiring at different dates with monthly payments.

On June 30, 2016, the total amounts for full-time contracts were:

	Company	Consolidated
Up to 1 year	2,322,619	2,323,169
From 1 to 5 years	8,120,361	8,121,889
Over five years	6,878,193	6,878,193
Total	17,321,173	17,323,251

35) PRO FORMA CONSOLIDATED INCOME STATEMENTS (NOT AUDITED OR REVIEWED)

In compliance with CVM Instruction 565, of June 15, 2015 and the provisions of CVM Resolution 709 of May 2, 2013, the Company now submits below its unaudited or reviewed pro forma consolidated income statements for the fiscal year ended December 31, 2015 and the six-months ended June 30, 2015, related to the acquisition of GVT Part.

Pro Forma Consolidated Income Statement for the year ended December 31, 2015

	Telefônica Brasil consolidated for the year ended 12.31.15	GVTPart. Consolidated for the four-month period ended April 30, 2015	Pro Forma Adjustments	Eliminations	Telefônica Brasil Pro Forma
Net operating income	40,286,815	1,899,812	-	(52,644)	42,133,983
Cost of services provided and goods sold	(20,345,076)	(991,472)	(51,759)	52,644	(21,335,663)
Gross profit	19,941,739	908,340	(51,759)	-	20,798,320

Operating income (expenses)	(14,702,141)	(564,946)	(136,695)	-	(15,403,782)
Selling expenses	(12,005,477)	(407,697)	(131,170)	-	(12,544,344)
General and administrative expenses	(2,142,459)	(154,155)	-	-	(2,296,614)
Other operating revenues (expenses), net	(554,205)	(3,094)	(5,525)	-	(562,824)
Operating income	5,239,598	343,394	(188,454)	-	5,394,538

Financial income (expenses), net	(848,178)	(260,520)	-	-	(1,108,698)
Equity pick-up	2,036	-	-	-	2,036
Income before taxes	4,393,456	82,874	(188,454)	-	4,287,876

Income and social contribution taxes	(973,207)	(30,492)	47,100	-	(956,599)

Net income for the year	3,420,249	52,382	(141,354)	-	3,331,277

Basic and diluted earnings per common share (in R$)					R$ 2.10
Basic and diluted earnings per preferred share (in R$)					R$ 2.30

Page. 76

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

Pro Forma Consolidated Income Statement for the six-months ended June 30, 2015

	Telefônica Brasil Consolidated for the six-month period ended June 30, 2015	GVTPart. Consolidated for the three-month period ended March 31, 2015	Pro Forma Adjustments	Eliminations	Telefônica Brasil Pro Forma
Net operating income	18,945,203	1,899,812	-	(52,644)	20,792,371
Cost of services provided and goods sold	(9,605,288)	(991,472)	(64,515)	52,644	(10,608,631)
Gross profit	9,339,915	908,340	(64,515)	-	10,183,740

Operating income (expenses)	(6,922,113)	(564,946)	(137,141)	-	(7,624,200)
Selling expenses	(5,682,237)	(407,697)	(131,616)	-	(6,221,550)
General and administrative expenses	(961,254)	(154,155)	-	-	(1,115,409)
Other operating income (expenses), net	(278,622)	(3,094)	(5,525)	-	(287,241)
Operating income	2,417,802	343,394	(201,656)	-	2,559,540

Financial income (expenses), net	(389,379)	(260,520)	-	-	(649,899)
Equity pick-up	672	-	-	-	672
Income before taxes	2,029,095	82,874	(201,656)	-	1,910,313

Income and social contribution taxes	(579,560)	(30,492)	47,100	-	(562,952)

Net income for the period	1,449,535	52,382	(154,556)	-	1,347,361

Basic and diluted earnings per common share (in R$)					R$ 0.98
Basic and diluted earnings per preferred share (in R$)					R$ 1.08

Notes to the Pro Forma Consolidated Income Statements

a) Base for preparation of the Statements of Income

The historical financial information for the Company and GVTPart., as used in the preparation of these statements of income, was obtained from the historical financial statements for the year ended December 31, 2015 and quarterly information for the six months ended June 30, 2015.

These pro forma financial reports should be read in conjunction with the historical quarterly information of the companies involved.

The Income Statements reflect the effects of acquiring 100% of the share capital of GVTPart. and have been prepared and presented solely for informational purposes assuming the acquisition of GVTPart. to have taken place on January 1, 2015.

The Income Statements should not be used as an indication of future consolidated quarterly reports or taken as the Company’s income statements.

b) Pro forma adjustments

The income statements were prepared and presented based on each company's historical quarterly financial statements and pro forma adjustments were determined based on assumptions and estimates, which we believe are reasonable.

The adjustments shown in the income statements reflect: (i) depreciation of surplus value (capital loss) of property and equipment; (ii) amortization of surplus value (capital loss) of intangible assets; (iii) amortizations of trademark; (iv) amortizations of the customer base; (v) Income tax (25%) and social contribution (9%) and (vi) inter-company eliminations as shown below:

Page. 77

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Six-month period ended June 30, 2016

(In thousands of Reais, unless otherwise stated)

	Group in Income Statements	12-month period ended December 31, 2015	Six-month period ended June 30, 2015
Depreciation of surplus value (capital loss) from PP&E acquired	(1)	(8,367)	(8,367)

Amortization of surplus value (capital loss) from intangible asset acquired	(1)	(2,148)	(2,148)

Amortization of Trademark	(2)	(13,111)	(13,111)

Amortization of Customer Portfolio	(2)	(114,905)	(114,905)

Other	(1) / (2)	(49,924)	(63,125)

Deferred taxes (income and social contribution taxes)	(3)	47,100	47,100

Eliminations	(4)	52,644	52,644

(1)  Amounts recognized as "Cost of Services and Goods Sold";

(2)  Amounts recognized as "Selling Expenses";

(3)  Income and Social Contribution Taxes on adjustments;

(4)  Amounts recognized as "Net Operating Income and Cost of Goods and Services" basically related to interconnection and use of networks.

Page. 78

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	August 8, 2016	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director